Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

AUTODESK, INC.,

a Delaware corporation;

ARAUJO ACQUISITION CORP.,

a Delaware corporation;

PLANGRID, INC.,

a Delaware corporation;

and

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

as the Securityholders’ Agent

Dated as of November 20, 2018

THIS AGREEMENT AND PLAN OF MERGER IS CONFIDENTIAL AND IS SUBJECT TO THE TERMS OF THE NON-DISCLOSURE AGREEMENT ENTERED INTO BETWEEN PARENT AND THE COMPANY

i

4.	CERTAIN COVENANTS OF THE COMPANY	55

4.1	Access and Investigation	55
4.2	Operation of the Business of the Acquired Entities	55
4.3	Notification	58
4.4	No Negotiation	59
4.5	Termination of Certain Benefit Plans	59
4.6	Termination of Agreements and Release of Encumbrances	59
4.7	Repayment of Insider Receivables	59
4.8	Communications with Employees	60
4.9	Resignation of Officers, Directors and Managers	60
4.10	Tail Insurance	60
4.11	Payoff Letters and Invoices; Estimated Merger Consideration Certificate	60
4.12	Monthly Financial Statements	61
4.13	Bank Accounts	61
4.14	FIRPTA Matters	61
4.15	Other Consents	61
4.16	Assignment and Release	61
4.17	Joinder and Support Agreements	62
4.18	Option Surrender Agreements	62

5.	CERTAIN COVENANTS OF THE PARTIES	62

5.1	Filings and Consents	62
5.2	Stockholder Consent	63
5.3	Reasonable Efforts	64
5.4	Enforcement of Stockholder Agreements	64
5.5	Financing	64
5.6	Retention Pool	66
5.7	Compensation and Benefits	66

6.	TAX MATTERS	68

6.1	Liability for Taxes	68
6.2	Tax Returns	69
6.3	Assistance and Cooperation	69
6.4	Termination of Tax Allocation Arrangements	69
6.5	Survival, Etc.	70

7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB	70

7.1	Accuracy of Representations	70
7.2	Performance of Covenants	71
7.3	Governmental Consents	71
7.4	No Material Adverse Effect	71
7.5	Stockholder Approval	71
7.6	Officer’s Certificate	71
7.7	Closing Documents	71
7.8	No Restraints	71
7.9	No Legal Proceedings	71
7.10	Section 280G Stockholder Approval	72
7.11	Termination of Employee Plans	72
7.12	Tail Insurance	72

8.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY	72

8.1	Accuracy of Representations	72
8.2	Performance of Covenants	72
8.3	Governmental Consents	72
8.4	Officer’s Certificate	73
8.5	Stockholder Approval	73
8.6	No Restraints	73

9.	TERMINATION	73

9.1	Termination Events	73
9.2	Termination Procedures	74
9.3	Effect of Termination	74

10.	INDEMNIFICATION, ETC.	74

10.1	Survival of Representations, Etc.	74
10.2	Indemnification	75
10.3	Limitations	77
10.4	No Contribution	78
10.5	Claim Procedures	79
10.6	Defense of Third Party Claims	83
10.7	Exclusive Remedy	84
10.8	Tax Treatment of Indemnity Payments	84

11.	MISCELLANEOUS PROVISIONS	85

11.1	Securityholders’ Agent	85
11.2	Further Assurances	86
11.3	No Waiver Relating to Claims for Fraud	86
11.4	Fees and Expenses	87
11.5	Attorneys’ Fees	87
11.6	Notices	87
11.7	Headings	88
11.8	Counterparts and Exchanges by Electronic Transmission or Facsimile	88
11.9	Governing Law; Dispute Resolution	88
11.10	Successors and Assigns	89
11.11	Remedies Cumulative; Specific Performance	90
11.12	Waiver	90
11.13	Waiver of Jury Trial	90
11.14	Amendments	90
11.15	Severability	90
11.16	Parties in Interest	90
11.17	Confidential Nature of Information	91
11.18	No Public Announcement	91
11.19	Entire Agreement	91
11.20	Disclosure Schedule	92
11.21	Construction	92
11.22	Waiver of Conflicts; Privilege	92

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Form of Joinder and Support Agreement
Exhibit C	Form of Noncompetition and Nonsolicitation Agreement
Exhibit D	Form of Holdback Agreement
Exhibit E	Form of Release
Exhibit F	Form of Escrow Agreement
Exhibit G	Form of Letter of Transmittal

SCHEDULES

Schedule 1.3(b)(iii)	Persons Subject to Noncompetition and Nonsolicitation Agreements
Schedule 1.3(b)(iv)	Persons Subject to Joinder and Support Agreements
Schedule 1.3(b)(v)	Persons Subject to Releases
Schedule 1.3(b)(vii)	Key Employees
Schedule 4.2	Authorized Representatives of Parent
Schedule 4.6(i)	Agreements to be Terminated
Schedule 4.15	Other Consents
Schedule 5.6	Retention Pool
Schedule A	Certain Information

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 20, 2018, by and among: AUTODESK, INC., a Delaware corporation (“Parent”); ARAUJO ACQUISITION CORP., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”); PLANGRID, INC., a Delaware corporation (together with each corporation or other Entity that has been merged into or that otherwise is a predecessor thereto, the “Company”); and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the Securityholders’ Agent (as defined in Section 11.1). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.    Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”) and, to the extent applicable, the California General Corporation Law (the “CGCL”). Upon the consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned Subsidiary of Parent.

B.    The respective boards of directors of Merger Sub and the Company have approved this Agreement and the Merger.

C.    As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, each of the Persons set forth on Schedule 1.3(b)(iv) are entering into Joinder and Support Agreements in favor of Parent (collectively, the “Joinder and Support Agreements”) in the form attached hereto as Exhibit B.

D.    As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, each of the Persons set forth on Schedule 1.3(b)(iii), each of whom are significant holders of shares or options or other rights to purchase or receive shares of Company Capital Stock that are disposing of all his or her ownership interest in the Company and all of the goodwill of the Company in exchange for the consideration set forth in this Agreement, are entering into the Noncompetition and Nonsolicitation Agreements (collectively, the “Noncompetition and Nonsolicitation Agreements”) in favor of Parent in the form attached hereto as Exhibit C which shall become effective at the Effective Time.

E.    As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, each of the Key Employees is entering into an offer letter with Parent, the Company or any of their respective Subsidiaries (collectively, the “Signing Date Offer Letters”) which shall become effective at the Effective Time.

F.    As an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, each of the Specified Employees is entering into a Holdback Agreement (collectively, the “Holdback Agreements”) in the form attached hereto as Exhibit D which shall become effective at the Effective Time.

AGREEMENT

The parties to this Agreement agree as follows:

1.	DESCRIPTION OF TRANSACTION

1.1    Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the DGCL and, if applicable, the CGCL, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

1.2    Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

1.3    Closing; Effective Time.

(a)    The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Hogan Lovells US LLP, 4085 Campbell Avenue, Suite 100, Menlo Park, CA 94025 (or, at Parent’s election, by means of a virtual closing through electronic exchange of signatures). Subject to Section 1.3(a) of Schedule A, the Closing shall take place at 10:00 a.m. (California time) on: (i) the third Business Day after the Closing Conditions Satisfaction Date, but subject to the satisfaction or waiver of the conditions set forth in Sections 7 and 8 which are to be satisfied at the Closing and the continued satisfaction or waiver of each of the other conditions set forth in set forth in Sections 7 and 8, provided that unless Parent otherwise directs, the Closing shall not occur prior to December 20, 2018; or (ii) at such other time or place as Parent and the Company mutually agree. The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date”. Contemporaneously with or as promptly as practicable after the Closing, the parties hereto shall cause a certificate of merger (the “Certificate of Merger”) conforming to the requirements of the DGCL to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective as of the time that the Certificate of Merger is filed with and accepted by the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

(b)    At the Closing, the Company shall deliver the following agreements and documents to Parent:

(i)    evidence in form and substance reasonably satisfactory to Parent that: (A) this Agreement has been duly adopted and approved by: (i) the Required Merger Stockholder Votes; and (ii) the portion of shares of Outstanding Capital Stock (on an as-converted basis) set forth on Section 1.3(b)(i) of Schedule A, and such adoption and approval has not been withdrawn, rescinded or otherwise revoked; and (B) no more than 10% of the shares of Company Capital Stock constitute Dissenting Shares;

(ii)    the Escrow Agreement, duly executed by the Securityholders’ Agent and the Escrow Agent;

(iii)    the Noncompetition and Nonsolicitation Agreements (each a “Noncompetition and Nonsolicitation Agreement”), in the form attached hereto as Exhibit C duly executed by each of the Persons set forth on Schedule 1.3(b)(iii), each of which shall be in full force and effect;

(iv)    Joinder and Support Agreements, in the form attached hereto as Exhibit B duly executed by each of the Persons set forth on Schedule 1.3(b)(iv), which Persons hold shares of Outstanding Capital Stock representing the Required Merger Stockholder Vote, each of which shall be in full force and effect;

(v)    Releases, duly executed by each of the Persons set forth on Schedule 1.3(b)(v), in the form attached hereto as Exhibit E (it being understood and agreed that the execution of Releases by such Persons shall be a portion of the consideration provided by such Person in exchange for the receipt of the Merger Consideration);

(vi)    agreements, in form and substance reasonably satisfactory to Parent, terminating the agreements identified in Schedule 4.6(i);

(vii)    the Signing Date Offer Letters, duly executed by each of the individuals identified on Schedule 1.3(b)(vii) (collectively, the “Key Employees”), each of which shall be in full force and effect;

(viii)    the Company Closing Certificate;

(ix)    a certificate, in form and substance reasonably satisfactory to Parent, duly executed on behalf of the Company by the chief executive officer of the Company, containing the following information (to be set forth on an accompanying spreadsheet) and the representation and warranty of the Company that all of such information is accurate and complete (and in the case of dollar amounts, properly calculated) as of the Closing (such spreadsheet and accompanying certificate being referred to hereafter collectively as the “Merger Consideration Certificate”):

(1)    (A) the aggregate amount of all Company Transaction Expenses that have not been paid as of the Closing, together with a detailed breakdown thereof; (B) the Closing Indebtedness Amount, together with a detailed breakdown thereof; (C) the Aggregate Exercise Price; (D) the Closing Cash Amount; (E) the Closing Cash Shortfall Amount, if any; (F) the Company’s calculation of the Purchase Price; (G) the Per Share Amount; (H) the Per Share Escrow Amount and Per Share Expense Fund Amount; (I) the Specified Fraction with respect to each share of Outstanding Capital Stock and each share of Company Capital Stock underlying each Outstanding In-the-Money Vested Option and Vested RSU; (J) the Pro Rata Share of each Effective Time Holder; and (K) the Excess Pro Rata Share of each Effective Time Holder as of the Effective Time;

(2)    with respect to each Person who is a holder of Outstanding Capital Stock:

(A)    the name and the address of record of each such holder;

(B)    the number of shares of Outstanding Capital Stock of each class and series held by each such holder (on a certificate-by-certificate or book entry-by-book entry basis);

(C)    the consideration that each such holder is entitled to receive pursuant to Section 1.5 (determined on a certificate-by-certificate or book entry-by-book entry basis and in the aggregate, before deduction of any amounts to be contributed to the Escrow Fund and Expense Fund by such holder and any consideration to be retained by Parent pursuant to any Holdback Agreement with such holder);

(D)    the cash amounts to be contributed to the Escrow Fund and Expense Fund with respect to the shares of Outstanding Capital Stock held by each such holder pursuant to Section 1.5(c) (determined on a certificate-by-certificate or book entry-by-book entry basis and in the aggregate);

(E)    for each holder who is a Specified Employee, the amount of consideration to be retained by Parent pursuant to the Holdback Agreement with such holder;

(F)    the net cash amount to be paid to each such holder by the Payment Agent upon delivery of a Letter of Transmittal and the surrender of any certificates representing such shares of Company Capital Stock, if any, in accordance with Section 1.8 (after deduction of any amounts to be contributed to the Escrow Fund and Expense Fund by such holder and any consideration to be retained by Parent pursuant to the Holdback Agreements) (determined on a certificate-by-certificate or book entry-by-book entry basis and in the aggregate); and

(G)    whether any Taxes are to be withheld in accordance with Section 1.8(h) from the consideration that each such holder is entitled to receive pursuant to Section 1.5, including any portion thereof to be contributed to the Escrow Fund and Expense Fund;

(3)    with respect to each Outstanding In-the-Money Vested Option:

(A)    the name and the address of record of the holder thereof;

(B)    the exercise price per share and the number of shares of Company Common Stock subject to such Company Option;

(C)    the cash amounts to be contributed to the Escrow Fund and Expense Fund, respectively, with respect to such Company Option by the holder thereof pursuant to Section 1.5(c) (determined on a grant-by-grant basis and in the aggregate);

(D)    the consideration that the holder of such Company Option is entitled to receive pursuant to Section 1.6(a) (after deduction of any amounts to be contributed to the Escrow Fund and Expense Fund by such holder and any consideration to be retained by Parent pursuant to any Holdback Agreement with such holder); and

(E)    whether any Taxes are to be withheld in accordance with Section 1.8(h) from the consideration that the holder of such Company Option is entitled to receive pursuant to Section 1.6(a);

(4)    with respect to each Outstanding In-the-Money Unvested Option:

(A)    the name and the address of record of the holder thereof;

(B)    whether or not the holder thereof is a Continuing Service Provider;

(C)    the exercise price per share, if any, and the number of shares of Company Common Stock subject to such Company Option;

(D)    the vesting schedule applicable to such Company Option, including the vesting commencement date and the grant date of such Company Option;

(E)    the expiration date of such Company Option;

(F)    whether such Company Option is an “incentive stock option” as defined in Section 422 of the Code or subject to Section 409A of the Code;

(G)    the number of shares of Parent Common Stock that will be subject to such Company Option immediately after the Effective Time in accordance with Section 1.6(b); and

(H)    the exercise price per share of such Company Option as of immediately after the Effective Time in accordance with Section 1.6(b);

(5)    with respect to each Vested RSU:

(A)    the name and the address of record of the holder thereof;

(B)    the number of shares of Company Common Stock subject to such Company RSU;

(C)    the cash amounts to be contributed to the Escrow Fund and Expense Fund, respectively, with respect to such Company RSU by the holder thereof pursuant to Section 1.5(c) (determined on a grant-by-grant basis and in the aggregate);

(D)    the consideration that the holder of such Company RSU is entitled to receive pursuant to Section 1.6(c) (after deduction of any amounts to be contributed to the Escrow Fund and Expense Fund by such holder and any consideration to be retained by Parent pursuant to any Holdback Agreement with such holder); and

(E)    whether any Taxes are to be withheld in accordance with Section 1.8(h) from the consideration that the holder of such Company RSU is entitled to receive pursuant to Section 1.6(c);

(6)    with respect to each Outstanding Unvested RSU:

(A)    the name and the address of record of the holder thereof;

(B)    whether or not the holder thereof is a Continuing Service Provider;

(C)    the number of shares of Company Common Stock subject to such Company RSU;

(D)    the vesting schedule applicable to such Company RSU, including the vesting commencement date and the grant date of such Company RSU;

(E)    the expiration date of such Company RSU; and

(F)    the number of shares of Parent Common Stock that will be subject to such Company RSU immediately after the Effective Time in accordance with Section 1.6(d).

(x)    a funds flow spreadsheet, in form and substance reasonably satisfactory to Parent, and wire instructions for each payment required to be made on the Closing Date pursuant to this Agreement;

(xi)    the Certificate of Merger, duly executed by the Company;

(xii)    a certificate of the Secretary of the Company, dated as of the Closing Date and in form and substance reasonably satisfactory to Parent, certifying and attaching: (A) the Charter Documents of the Company; (B) the resolutions adopted by the board of directors of the Company and the stockholders of the Company to authorize and adopt this Agreement, the Merger and the other transactions contemplated hereby; and (C) the incumbency and signatures of the officers of the Company executing this Agreement and the other agreements, instruments and other documents executed by or on behalf of the Company pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby;

(xiii)    written resignations of each officer, member of the board of directors or managers (or similar body) of each Acquired Entity, effective as of the later of the Effective Time and the date Parent causes such director, officer or manager to be replaced, in form and substance reasonably satisfactory to Parent;

(xiv)    (A) invoices from each of the Acquired Entities’ outside legal counsel and any financial advisor, accountant or other Person (excluding, for the avoidance of doubt, any Acquired Entity Service Provider) who performed services for or on behalf of any Acquired Entity, or who is otherwise entitled any compensation from any Acquired Entity, in connection with this Agreement or any of the transactions contemplated by this Agreement showing the total amount of fees, costs and Expenses of any nature that are payable to such Person in connection with this Agreement and any of the transactions contemplated by this Agreement; and (B) written acknowledgments pursuant to which the Acquired Entities’ outside legal counsel and any financial advisor, accountant or other Person (excluding, for the avoidance of doubt, any Acquired Entity Service Provider) who performed services for or on behalf of any Acquired Entity, or who is otherwise entitled to more than $25,000 in compensation from any Acquired Entity, in connection with this Agreement or any of the transactions contemplated by this Agreement, acknowledges that, upon receipt of the amount referred to in the invoices contemplated by clause “(A)” above, such party will have been paid in full and is not (and will not be) owed any other amount by any of the Acquired Entities with respect to this Agreement and the transactions contemplated by this Agreement;

(xv)    evidence reasonably satisfactory to Parent that the Company secured from each “disqualified individual” (within the meaning of Section 280G(c) of the Code) who has a right to any “parachute payment” (within the meaning of Section 280G) a waiver of such individual’s rights to any Waived Section 280G Payments, in form and substance reasonably satisfactory to Parent, and has submitted to its stockholders for approval, in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and regulations thereunder, the Waived Section 280G Payments;

(xvi)    dated as of the Closing Date, a statement conforming to the requirements of United States Treasury Regulations Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3), certifying that the Company is not, and has never been, a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code (the “FIRPTA Statement”) and the notification required under United States Treasury Regulations Section 1.897-2(h)(2) (the “FIRPTA Notification”), in each case in form and substance reasonably satisfactory to Parent and duly executed by the Company and signed by a responsible corporate officer of the Company;

(xvii)    Holdback Agreements, in the form attached hereto as Exhibit D, duly executed by each Specified Employee, each of which shall be in full force and effect;

(xviii)    evidence reasonably satisfactory to Parent as to the adoption by the board of directors of the Company of resolutions to terminate: (A) if so requested by Parent by the Benefit Plan Notice Deadline, any 401(k) Plan; and (B) any other Acquired Entity Employee Plan that is required to be terminated pursuant to Section 4.5, in each case effective no later than the date immediately preceding the Closing Date in the case of clause “(A)” above and as of immediately prior to the Closing in the case of clause “(B)” above; and

(xix)    evidence reasonably satisfactory to Parent that each Key Employee remains employed and in good standing with the Company, accompanied by a written statement executed by an officer of the Company certifying that, to the Company’s Knowledge, no Key Employee has expressed a written intent: (A) to terminate his or her employment with the Company; or (B) to decline to accept employment with the Surviving Corporation or Parent.

(c)    At the Closing, Parent shall deliver to the Company the Escrow Agreement, duly executed by Parent.

1.4    Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a)    the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the Surviving Corporation shall be PlanGrid, Inc.;

(b)    the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time in a form acceptable to Parent; and

(c)    the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the directors and officers of Merger Sub immediately prior to the Effective Time.

1.5    Conversion of Shares.

(a)    Conversion. Subject to Sections 1.5(d), 1.7 and 1.8, at the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company, any stockholder of the Company or any other Person:

(i)    each share of Company Capital Stock held in the Company’s treasury or owned by Parent, Merger Sub, the Company or any direct or indirect wholly owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Effective Time (“Disregarded Shares”), if any, shall be extinguished and cancelled without payment of any consideration in respect thereof;

(ii)    each share of Company Capital Stock outstanding immediately prior to the Effective Time (all such outstanding shares, the “Outstanding Capital Stock”), other than Disregarded Shares and Dissenting Shares, shall be converted into the right to receive (on an as-converted to common stock basis, as applicable): (A) an amount in cash equal to: (1) the Per Share Amount; minus (2) the Per Share Escrow Amount; minus (3) the Per Share Expense Fund Amount; plus (B) any disbursements of cash required to be made from the Escrow Fund or Expense Fund with respect to such share of Company Capital Stock in accordance with Sections 10.5(g), 10.5(h), 10.5(i) and 11.1 and the terms of the Escrow Agreement (in each case, as applicable), as and when such disbursements are required to be made (it being understood that once deposited in an account designated by the Securityholders’ Agent, Parent shall have no Liability to any Person in respect of the Expense Fund and each holder of Outstanding Capital Stock shall look solely to the Securityholders’ Agent with respect to any payments in respect thereof);

provided, however, that a portion of the total consideration as set forth in Section 1.5(a) of Schedule A that otherwise would be payable following the Effective Time to each Specified Employee pursuant to Sections 1.5(a)(ii), 1.6(a) and 1.6(c) (before giving effect to any contributions to be made to the Escrow Fund and Expense Fund with respect thereto) shall not be so paid, but instead shall be retained by Parent at the Effective Time subject to the terms and conditions set forth in the Holdback Agreement between each such Specified Employee and Parent; and

(iii)    each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted automatically into one share of common stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

The amount of cash, if any, that each holder is entitled to receive at any particular time for the shares of Outstanding Capital Stock held by such holder or the shares of Company Capital Stock subject to Outstanding In-the-Money Vested Options (as defined in Section 1.6(a)) and Vested RSUs (as defined in Section 1.6(c)) held by such holder (as the case may be) shall be rounded down to the nearest cent and computed after aggregating the cash amounts payable at such time for all shares of each class and series of Outstanding Capital Stock and all Outstanding In-the-Money Vested Options and Vested RSUs held by such holder.

(b)    Definitions. For purposes of this Agreement:

(i)    The “Aggregate Exercise Price” shall be the aggregate dollar amount payable to the Company as purchase price for the exercise of all Outstanding In-the-Money Vested Options and Outstanding In-the-Money Unvested Options.

(ii)    The “Applicable Pro Rata Share” with respect to any monetary Damages: (A) which are recovered from the Escrow Fund, the Pro Rata Share; and (B) all other matters for which the Parent Indemnitees have rights to indemnification, compensation and reimbursement pursuant to Section 10, the Excess Pro Rata Share.

(iii)    The “Calculation Time” shall mean 12:01 a.m. (California Time) on the Closing Date.

(iv)    The “Closing Cash Amount” shall mean the aggregate amount of the cash, cash equivalents and marketable securities of the Acquired Entities as of immediately prior to the Calculation Time, calculated in accordance with the Company Accounting Principles. For the avoidance of doubt, the Closing Cash Amount shall not include any amounts considered restricted cash, such as security deposits for leases, letters of credit or other such instruments that are not immediately liquid; provided, however, that if Parent, in its sole discretion, consents to the entry by any Acquired Entity into a new real property lease and the payment by such Acquired Entity of any security deposits (or cash collateral for letters of credit in lieu thereof) with respect thereto, such security deposits (or cash collateral for letters of credit in lieu thereof) shall not constitute restricted cash hereunder and shall be included in the calculation of the Closing Cash Amount; and provided further, that if any Acquired Entity seeks such consent from Parent, such request shall be accompanied by a statement setting forth such Acquired Entity’s good faith estimate of: (A) the aggregate amount of the cash, cash equivalents and marketable securities of the Acquired Entities as of such time; and (B) the anticipated impact of such security deposit (or cash collateral for letters of credit in lieu thereof) on the Closing Cash Amount and the Closing Cash Shortfall Amount, including reasonably detailed documentation in support thereof.

(v)    The “Closing Cash Shortfall Amount” shall mean the amount, if any, by which the Closing Cash Amount is less than the amount set forth on Section 1.5(b)(v) of Schedule A.

(vi)    The “Closing Indebtedness Amount” shall mean the aggregate amount of outstanding Indebtedness as of the Calculation Time.

(vii)    The “Company Accounting Principles” shall mean GAAP applied by the Company on a consistent basis throughout the relevant periods and the exceptions set forth in Part 2.4(b) of the Disclosure Schedule.

(viii)    The “Determination Date” shall mean the first date on which Parent delivers a Claim Notice seeking indemnification, compensation or reimbursement other than from the Escrow Fund.

(ix)    The “Escrow Amount” shall mean an amount in cash equal to a portion as set forth on Section 1.5(b)(ix) of Schedule A of the sum of: (A) the Closing Indebtedness Amount; plus (B) the aggregate amount of the Company Transaction Expenses; plus (C) the total Merger Consideration payable to Non-Dissenting Stockholders and holders of Outstanding-In-the-Money Vested Options and Vested RSUs pursuant to Sections 1.5(a)(ii), 1.6(a) and 1.6(c), respectively (without regard to whether such Merger Consideration is contributed by such Effective Time Holder to the Escrow Fund or Expense Fund or retained by Parent pursuant to the Holdback Agreements).

(x)    The “Excess Pro Rata Share,” as of the date of determination, for each: (A) Non-Dissenting Stockholder and holder of Outstanding-In-the-Money Vested Options who has delivered an Option Surrender Agreement or Vested RSUs shall be determined by dividing: (1) the total Merger Consideration payable to such Non-Dissenting Stockholder, holder of Outstanding-In-the-Money Vested Options who has delivered an Option Surrender Agreement or holder of Vested RSUs pursuant to Section 1.5(a)(ii), Section 1.6(a) and Section 1.6(c), respectively (without regard to whether such Merger Consideration is contributed by such Person to the Escrow Fund or Expense Fund or retained by Parent pursuant to the Holdback Agreements); by (2) the total Merger Consideration payable to all Non-Dissenting Stockholders, holders of Outstanding-In-the-Money Vested Options who have delivered Option Surrender Agreements and holders of Vested RSUs pursuant to Section 1.5(a)(ii), Section 1.6(a) and Section 1.6(c) (without regard to whether such Merger Consideration is contributed by such Effective Time Holders to the Escrow Fund or Expense Fund or retained by Parent pursuant to the Holdback Agreements); and (B) holder of Outstanding-In-the-Money Vested Options who has not delivered an Option Surrender Agreement shall be zero. For the avoidance of doubt, the Excess Pro Rata Share shall be determined only on the Closing Date and the Determination Date and, therefore, the Excess Pro Rata Share as of the Closing Date shall be updated promptly following (but as of) the Determination Date in order to reflect any additional Option Surrender Agreements delivered following the Closing and prior to the Determination Date.

(xi)    The “Exchange Ratio” shall mean the fraction (rounded to the nearest 1/10,000) having a numerator equal to the Per Share Amount, and having a denominator equal to the average closing sale price of one share of Parent Common Stock as reported on the NASDAQ Global Select Market for the period of 20 consecutive trading days ending on (and including) the fourth trading day immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

(xii)    The “Expense Fund Amount” shall mean an amount in cash equal to $500,000.

(xiii)    The “Per Share Amount” shall be determined by dividing: (A) the sum of the Purchase Price plus the Aggregate Exercise Price; by (B) the sum of (without duplication): (1) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Effective Time or issuable pursuant to Company RSUs settled or deemed settled prior to the Effective Time (including any such shares subject to issuance pursuant to Company Options exercised or deemed exercised prior to the Effective Time); plus (2) the aggregate number of shares of Company Common Stock that are issuable upon the conversion in full of all shares of Company Preferred Stock outstanding immediately prior to the Effective Time; plus (3) the aggregate number of shares of Company Common Stock purchasable under or otherwise subject to Outstanding In-the-Money Vested Options, Outstanding In-the-Money Unvested Options, Vested RSUs and Outstanding Unvested RSUs; plus (4) the aggregate number of shares of Company Capital Stock purchasable under or otherwise subject to any rights (other than Company Options or Company RSUs) to acquire shares of Company Capital Stock (whether or not immediately exercisable) outstanding immediately prior to the Effective Time; plus (5) the aggregate number of shares of Company Capital Stock that would be issuable upon the conversion of any convertible securities of the Company (other than shares of Company Preferred Stock) outstanding immediately prior to the Effective Time.

(xiv)    The “Per Share Escrow Amount” shall mean, with respect to each share of Outstanding Capital Stock and each share of Outstanding Capital Stock underlying an Outstanding In-the-Money Vested Option or a Vested RSU held by an Effective Time Holder, the product obtained by multiplying: (A) the Escrow Amount; by (B) the Specified Fraction with respect to such share of Outstanding Capital Stock or such share of Outstanding Capital Stock underlying an Outstanding In-the-Money Vested Option or a Vested RSU.

(xv)    The “Per Share Expense Fund Amount” shall mean, with respect to each share of Outstanding Capital Stock and each share of Outstanding Capital Stock underlying an Outstanding In-the-Money Vested Option or a Vested RSU held by an Effective Time Holder, the product obtained by multiplying: (A) the Expense Fund Amount; by (B) the Specified Fraction with respect to such share of Outstanding Capital Stock or such share of Outstanding Capital Stock underlying an Outstanding In-the-Money Vested Option or a Vested RSU.

(xvi)    The “Pro Rata Share” for each Effective Time Holder shall be determined by dividing: (A) the total Merger Consideration payable to such Effective Time Holder pursuant to Section 1.5(a)(ii), Section 1.6(a) and Section 1.6(c) (without regard to whether such Merger Consideration is contributed by such Effective Time Holder to the Escrow Fund or Expense Fund or retained by Parent pursuant to the Holdback Agreements); by (B) the total Merger Consideration payable to all Effective Time Holders pursuant to Section 1.5(a)(ii), Section 1.6(a) and Section 1.6(c) (without regard to whether such Merger Consideration is contributed by the Effective Time Holders to the Escrow Fund or Expense Fund or retained by Parent pursuant to the Holdback Agreements).

(xvii)    The “Purchase Price” shall be: (A) $900,000,000; minus (B) the Closing Indebtedness Amount; minus (C) the aggregate amount of all Company Transaction Expenses that have not been paid as of the Closing; minus (D) the Closing Cash Shortfall Amount (it being understood that all amounts used in calculating the Purchase Price shall be based on the corresponding amounts set forth and represented in the Merger Consideration Certificate).

(xviii)    The “Specified Fraction” shall mean with respect to each share of Outstanding Capital Stock and each share of Outstanding Capital Stock underlying an Outstanding In-the-Money Vested Option or a Vested RSU held by an Effective Time Holder, the fraction having: (A) a numerator equal to the Merger Consideration payable pursuant to Section 1.5(a)(ii) with respect to such share of Outstanding Capital Stock, Section 1.6(a) with respect to such share of Outstanding Capital Stock underlying an Outstanding In-the-Money Vested Option or Section 1.6(c) with respect to such share of Outstanding Capital Stock underlying a Vested RSU (determined without reduction for the amounts to be contributed to the Escrow Fund or Expense Fund or retained by Parent pursuant to the Holdback Agreements with respect thereto); and (B) a denominator equal to the aggregate amount of Merger Consideration payable pursuant to Section 1.5(a)(ii) with respect to all shares of Outstanding Capital Stock held by Non-Dissenting Stockholders, Section 1.6(a) with respect to all shares of Outstanding Capital Stock underlying Outstanding In-the-Money Vested Options and Section 1.6(c) with respect to all shares of Outstanding Capital Stock underlying Vested RSUs (determined without reduction for the amounts to be contributed to the Escrow Fund or Expense Fund or retained by Parent pursuant to the Holdback Agreements with respect thereto).

(c)    Escrow and Expense Fund Contribution.

(i)    At the Effective Time, Parent shall cause to be delivered to the Escrow Agent in cash as a contribution to the Escrow Fund with respect to each share of Outstanding Capital Stock and each share of Company Capital Stock underlying Outstanding In-the-Money Vested Options and/or Vested RSUs held by the Effective Time Holders, an amount equal to the Per Share Escrow Amount. The Escrow Fund: (i) shall be held by the Escrow Agent in accordance with the terms of this Agreement and the terms of the Escrow Agreement; (ii) shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or other judicial process of any creditor of any Person; and (iii) shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement. The terms and provisions of the Escrow Agreement and the transactions contemplated thereby are specific terms of the Merger, and the approval and adoption of this Agreement and approval of the Merger by the Effective Time Holders pursuant to written consents evidencing the Required Merger Stockholder Vote and Releases and the Letters of Transmittal shall constitute approval by such Effective Time Holders, as specific terms of the Merger, and the irrevocable agreement of such Effective Time Holders to be bound by and comply with, the Escrow Agreement and all of the arrangements and provisions of this Agreement relating thereto, including the deposit of the Escrow Amount into escrow and the indemnification obligations set forth in Sections 6 and 10. Any distributions to former holders of Outstanding In-the-Money Vested Options or Vested RSUs must be made prior to the date that is five years following the Effective Time and otherwise in accordance with Treasury Regulation 1.409A-3 (i)(5)(iv)(A).

(ii)    At the Effective Time, Parent shall cause to be delivered to the Securityholders’ Agent in cash as a contribution to the Expense Fund with respect to each share of Outstanding Capital Stock and each share of Company Capital Stock underlying Outstanding In-the-Money Vested Options and/or Vested RSUs held by the Effective Time Holders, an amount equal to the Per Share Expense Fund Amount. The Expense Fund shall be held by the Securityholders’ Agent in accordance with Section 11.1.

(d)    Adjustments. In the event that the Company, at any time or from time to time between the date of this Agreement and the Effective Time, declares or pays any dividend on Company Capital Stock payable in Company Capital Stock or in any right to acquire Company Capital Stock, or effects a subdivision of the outstanding shares of Company Capital Stock into a greater number of shares of Company Capital Stock, or in the event the outstanding shares of Company Capital Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Company Capital Stock, or a record date with respect to any of the foregoing shall occur during such period, then the amounts payable in respect of shares of Outstanding Capital Stock pursuant to this Section 1.5 and the amounts payable in respect of shares of Company Capital Stock subject to Outstanding In-the-Money Vested Options or Vested RSUs pursuant to Section 1.6 shall be appropriately adjusted.

1.6    Treatment of Company Options and Company RSUs.

(a)    Vested Options. Subject to Sections 1.5(d) and 1.8(h), at the Effective Time, each Company Option that is vested, outstanding and unexercised immediately prior to the Effective Time (after giving effect to any vesting (including acceleration of vesting) that is contingent upon the completion of the Merger, including, for the avoidance of doubt, with respect to any Company Option that is not a Substitute Option and would otherwise be an Unvested Option but for any acceleration of vesting pursuant to Section 11(b) of the Company Stock Plan or pursuant to the stock option agreement governing the applicable Company Option) (each, a “Vested Option”) shall be cancelled and the holder thereof shall be entitled to receive pursuant to this Section 1.6(a), for such holder’s Company Common Stock subject to such Vested Options, an amount in cash equal to: (i) (A) the Per Share Amount multiplied by the total number of shares of Company Common Stock subject to such Vested Option held by such holder; minus (B) the aggregate purchase price for the exercise of the Vested Option with respect to all shares of Company Common Stock subject to such Vested Option; minus (ii) the Per Share Escrow Amount multiplied by the total number of shares of Company Common Stock subject to such Vested Option held by such holder; minus (iii) the Per Share Expense Fund Amount multiplied by the total number of shares of Company Common Stock subject to such Vested Option held by such holder; plus (iv) any disbursements of cash required to be made from the Escrow Fund or Expense Fund with respect to such Vested Option in accordance with Sections 10.5(g), 10.5(h), 10.5(i) and 11.1 and the terms of the Escrow Agreement (in each case, as applicable), as and when such disbursements are required to be made (it being understood that: (A) if the exercise price payable in respect of a share of Company Common Stock subject to such Vested Option equals or exceeds the Per Share Amount (an “Underwater Vested Option”), then the amount payable hereunder with respect to such Vested Option shall be zero; and (B) once deposited in an account designated by the Securityholders’ Agent, Parent shall have no Liability to any Person in respect of the Expense Fund and each holder of a Vested Option shall look solely to the Securityholders’ Agent with respect to any payments in respect thereof). Each Vested Option, other than any Underwater Vested Option, is referred to in this Agreement as an “Outstanding In-the-Money Vested Option”. Prior to the Effective Time, the Company shall take all action that may be necessary (under the Company Stock Plan or otherwise) to effectuate the provisions of this Section 1.6(a) and to ensure that, from and after the Effective Time, each holder of a Vested Option cancelled as provided in this Section 1.6(a) shall cease to have any rights with respect thereto, except the right to receive the consideration specified in this Section 1.6(a), if any, without interest.

(b)    Unvested Options. At the Effective Time, each Company Option held by a Key Employee or Continuing Service Provider: (x) that is unvested, outstanding and unexercised immediately prior to the Effective Time (after giving effect to any vesting that is contingent upon the completion of the Merger) (each, an “Unvested Option”); and (y) that has an exercise price per share of Company Common Stock subject to such Company Option that is less than the Per Share Amount (an “Outstanding In-the-Money Unvested Option”) shall be converted into and become an option to purchase Parent Common Stock, and Parent shall either assume such Company Option or replace such Company Option by causing Parent to issue a reasonably equivalent replacement stock option to purchase Parent Common Stock in substitution therefor, subject to the remainder of this Section 1.6(b) (all Outstanding In-the-Money Unvested Options that are assumed or replaced pursuant to this Section 1.6(b) are hereafter referred to as “Substitute Options”). All rights to purchase shares of Company Common Stock under Substitute Options shall thereupon be converted into rights to purchase Parent Common Stock. Accordingly, from and after the Effective Time: (A) each Substitute Option may be exercised solely for shares of Parent Common Stock; (B) the number of shares of Parent Common Stock subject to each Substitute Option shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Substitute Option immediately prior to the Effective Time by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (C) the per share exercise price for a share of Parent Common Stock issuable upon exercise of each Substitute Option shall be determined by dividing the per share exercise price of a share of Company Common Stock subject to such Substitute Option, as in effect immediately prior to the Effective Time, by the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (D) any restriction on the exercise of any Substitute Option shall continue in full force and effect and the term, incentive stock option status, exercisability and vesting schedule (including vesting acceleration) of such Substitute Option shall otherwise remain unchanged as a result of the assumption or replacement of such Substitute Option. Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Stock Plan and otherwise) to: (A) effectuate the provisions of this Section 1.6(b); and (B) to ensure that, from and after the Effective Time, holders of Unvested Options have no rights with respect thereto other than those specifically provided in this Section 1.6(b), if any.

(c)    Vested RSUs. Subject to Sections 1.5(d) and 1.8(h), at the Effective Time, each Company RSU that is vested, outstanding and unsettled immediately prior to the Effective Time (after giving effect to any vesting (including acceleration of vesting) that is contingent upon the completion of the Merger, including, for the avoidance of doubt, with respect to any Company RSU that is not a Substitute RSU and would otherwise be an Outstanding Unvested RSU but for any acceleration of vesting pursuant to Section 11(b) of the Company Stock Plan or pursuant to the restricted stock unit agreement governing the applicable Company RSU) (each, a “Vested RSU”) shall be cancelled and the holder thereof shall be entitled to receive pursuant to this Section 1.6(c), for such holder’s Company Common Stock subject to such Vested RSUs, an amount in cash equal to: (i) the Per Share Amount multiplied by the total number of shares of Company Common Stock subject to such Vested RSU held by such holder; minus (ii) the Per Share Escrow Amount multiplied by the total number of shares of Company Common Stock subject to such Vested RSU held by such holder; minus (iii) the Per Share Expense Fund Amount multiplied by the total number of shares of Company Common Stock subject to such Vested RSU held by such holder; plus (iv) any disbursements of cash required to be made from the Escrow Fund or Expense Fund with respect to such Vested RSU in accordance with Sections 10.5(g), 10.5(h), 10.5(i) and 11.1 and the terms of the Escrow Agreement (in each case, as applicable), as and when such disbursements are required to be made (it being understood once deposited in an account designated by the Securityholders’ Agent, Parent shall have no Liability to any Person in respect of the Expense Fund and each holder of a Vested RSU shall look solely to the Securityholders’ Agent with respect to any payments in respect thereof). Prior to the Effective Time, the Company shall take all action that may be necessary (under the Company Stock Plan or otherwise) to effectuate the provisions of this Section 1.6(c) and to ensure that, from and after the Effective Time, each holder of a Vested RSU cancelled as provided in this Section 1.6(c) shall cease to have any rights with respect thereto, except the right to receive the consideration specified in this Section 1.6(c), if any, without interest.

(d)    Unvested RSUs. At the Effective Time, each Company RSU held by a Key Employee or Continuing Service Provider that is unvested, outstanding and unsettled immediately prior to the Effective Time (after giving effect to any vesting that is contingent upon the completion of the Merger) (each, an “Outstanding Unvested RSU”) shall be converted into and become an RSU to acquire Parent Common Stock, and Parent shall either assume such Company RSU or replace such Company RSU by causing Parent to issue a reasonably equivalent replacement RSU to acquire Parent Common Stock in substitution therefor, subject to the remainder of this Section 1.6(d) (all Outstanding Unvested RSUs that are assumed or replaced pursuant to this Section 1.6(d) are hereafter referred to as “Substitute RSUs”). All rights to acquire shares of Company Common Stock under Substitute RSUs shall thereupon be converted into rights to acquire Parent Common Stock. Accordingly, from and after the Effective Time: (A) each Substitute RSU may be settled solely for shares of Parent Common Stock; (B) the number of shares of Parent Common Stock subject to each Substitute RSU shall be determined by multiplying the number of shares of Company Common Stock that were subject to such Substitute RSU immediately prior to the Effective Time by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; and (C) any restriction on the settlement of any Substitute RSU shall continue in full force and effect and the term and vesting schedule (including vesting acceleration) of such Substitute RSU shall otherwise remain unchanged as a result of the assumption or replacement of such Substitute RSU. Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Stock Plan and otherwise) to: (A) effectuate the provisions of this Section 1.6(d); and (B) to ensure that, from and after the Effective Time, holders of Outstanding Unvested RSUs have no rights with respect thereto other than those specifically provided in this Section 1.6(d), if any.

(e)    Payment. Promptly (but in any event within 30 days) following the Effective Time, Parent: (i) shall cause to be paid through the payroll services of the Company or Parent to each holder of an Outstanding In-the-Money Vested Option and/or Vested RSU (other than Outstanding In-the-Money Vested Options and Vested RSUs with respect to which the Company has no Tax withholding obligations (“Non-Employee Awards”)), the consideration specified in this Section 1.6, without interest, less applicable withholding Taxes and subject to Section 1.5(c); provided, however, that, notwithstanding the foregoing, Parent shall use reasonable efforts to cause the payment contemplated by this clause “(i)” to occur prior to December 31, 2018 if (and only if): (A) the Closing occurs on or before December 27, 2018; (B) at least five Business Days prior to the Closing (or, solely in the case of early termination of the waiting period under the HSR Act, if later, on the Closing Conditions Satisfaction Date), the Company provides evidence to Parent, reasonably satisfactory to Parent, that all calculations have been made and all actions have been taken such that the only action required to be completed after the Closing in order to effectuate the timing contemplated by this proviso is that the Company needs to transfer funds to the Company’s payroll provider and direct the Company’s payroll provider to transfer the funds to the Persons entitled thereto, including written (including email) confirmation from the Company’s payroll provider that they can process and make such transfers prior to December 31, 2018; and (C) promptly (but in any event within three Business Days) following the date of this Agreement, the Company provides Parent and Parent’s Representatives with reasonable access during normal business hours to the books and records of the Acquired Entities (and to the Company’s payroll provider, to the extent within the Company’s control) as reasonably requested by Parent in connection with the calculations and payments contemplated by this Section 1.6(e) (the foregoing clauses “(A)” through “(C)” together, the “Payroll Conditions”); and (ii) shall cause to be paid by the Payment Agent (as defined in Section 1.8(a)) to each holder of a Non-Employee Award the consideration specified in this Section 1.6, without interest and subject to Section 1.5(c).

(f)    Discretionary Assumption of Company Stock Plan. At the Effective Time, Parent may (but shall not be obligated to) assume the Company Stock Plan or merge the Company Stock Plan into any equity compensation plan of Parent. If Parent elects to so assume or merge the Company Stock Plan, then, under the Company Stock Plan, Parent shall be entitled to grant stock awards, to the extent permissible under applicable Legal Requirements, using the share reserves of the Company Stock Plan as of the Effective Time (including any shares subsequently returned to such share reserves as a result of the termination of Substitute Options or Substitute RSUs), except that: (i) shares covered by such awards shall be shares of Parent Common Stock; (ii) all references in the Company Stock Plan to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of shares of Parent Common Stock determined by multiplying the number of referenced shares of Company Common Stock by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the compensation committee of Parent’s board of directors shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to the administration of the Company Stock Plan; and (iv) the Company Stock Plan shall be subject to administrative procedures consistent with those in effect under Parent’s equity compensation plan.

(g)    Form S-8. Parent shall file with the SEC, no later than 30 days after the date on which the Merger becomes effective, a registration statement on Form S-8, if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the Substitute Options and the Substitute RSUs. Parent will exercise commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such assumed Substitute Options and Substitute RSUs remain outstanding and will reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise thereof.

1.7    Dissenting Shares.

(a)    Effect on Dissenting Shares. Notwithstanding any provisions of this Agreement to the contrary, shares of Company Capital Stock held by a holder who has demanded and perfected a demand for appraisal of such holder’s shares of Company Capital Stock in accordance with Section 262 of the DGCL and/or, if applicable by virtue of Section 2115 of the CGCL, Chapter 13 of the CGCL, and as of the Closing has neither effectively withdrawn nor lost such holder’s right to such appraisal (the “Dissenting Shares”) shall not be converted into the applicable Merger Consideration, but shall be entitled to only such rights as are granted by the DGCL or the CGCL. Parent shall be entitled to retain any Merger Consideration not paid on account of such Dissenting Shares pending resolution of the claims of such holders, and no other Person shall be entitled to any portion of such retained Merger Consideration.

(b)    Loss of Dissenting Share Status. Notwithstanding the provisions of Section 1.7(a), if any holder of shares of Company Capital Stock who demands appraisal of such holder’s shares under the DGCL or the CGCL, as applicable, shall effectively withdraw or lose (through the failure to perfect or otherwise) such holder’s right to appraisal under the DGCL or the CGCL, as applicable, then as of the Closing or the occurrence of such event, whichever occurs later, such holder’s shares of Company Capital Stock shall automatically be converted into the right to receive the applicable Merger Consideration, without interest thereon, promptly following the surrender of the certificate or certificates representing such shares of Company Capital Stock.

(c)    Notice of Dissenting Shares. The Company shall give Parent: (i) prompt notice of any demands for appraisal of shares of Company Capital Stock received by the Company, withdrawals of any demands, and any other instruments or notices served or otherwise delivered pursuant to the DGCL or the CGCL, as applicable, and received by the Company; and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demands for appraisal or other instruments or notices. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal of shares of Company Capital Stock or offer to settle any such demands.

1.8    Exchange of Certificates and Payment.

(a)    Payment Agent. U.S. Bank National Association, or another nationally recognized bank or trust company selected by Parent, shall act as payment agent in the Merger (the “Payment Agent”). At or promptly after the Effective Time, Parent shall deposit with the Payment Agent cash sufficient to pay the cash consideration payable pursuant to Section 1.5(a)(ii) (excluding the portion thereof attributable to the Escrow Amount and Expense Fund, which shall be deposited with the Escrow Agent and Securityholders’ Agent, respectively, and any consideration to be retained by Parent pursuant to the Holdback Agreements). The cash amount so deposited with the Payment Agent is referred to as the “Payment Fund.” The Payment Agent will be instructed to invest the funds included in the Payment Fund in the manner directed by Parent. Any interest or other income resulting from the investment of such funds shall be the property of, and will be paid to, Parent. The Company shall deliver Form W-9s (or other applicable form) for all holders of Non-Employee Awards to the Payment Agent.

(b)    Letter of Transmittal. Promptly following the Effective Time, Parent shall instruct the Payment Agent to mail to each Person who is a record holder of Outstanding Capital Stock immediately prior to the Effective Time: (i) a letter of transmittal substantially in the form attached hereto as Exhibit G (which, as evidenced in Exhibit G, contain provisions confirming that delivery of Company Capital Stock or transfer of Company Book Entry Shares shall be effected, and risk of loss and title to Company Capital Stock shall pass, only upon delivery of applicable Company Stock Certificates, if any, or transfer of Company Book Entry Shares to the Payment Agent, a general release and a provision whereby such holder agrees to be bound by the provisions of Sections 1.5, 1.8, 10, 11.1 and the other applicable provisions of this Agreement) (a “Letter of Transmittal”); and (ii) instructions for use in effecting the delivery of Company Stock Certificates, if any, or transfer of Company Book Entry Shares in exchange for the Merger Consideration payable with respect to such shares of Company Capital Stock. Upon the surrender to the Payment Agent of a Company Stock Certificate, if any (or an affidavit of lost stock certificate as described in Section 1.8(e)) or confirmation of electronic transfer of Company Book Entry Shares by the Payment Agent, together with a duly executed Letter of Transmittal and such other documents as Parent or the Payment Agent may reasonably request, the holder of such Company Capital Stock shall, subject to Section 1.8(h), if applicable, be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration, if any, that such holder has the right to receive pursuant to Section 1.5 at the time of such surrender, and the Company Stock Certificate, if any, so surrendered or Company Book Entry Shares so transferred shall forthwith be cancelled. From and after the Effective Time, each Company Stock Certificate or Company Book Entry Share which prior to the Effective Time represented shares of Company Capital Stock shall be deemed to represent only the right to receive the Merger Consideration, payable with respect to such shares, and the holder of each such Company Stock Certificate or Company Book Entry Share shall cease to have any rights with respect to the shares of Company Capital Stock formerly represented thereby.

(c)    Payments to Others. If payment of Merger Consideration in respect of shares of Company Capital Stock converted pursuant to Section 1.5 is to be made to a Person other than the Person in whose name such shares of Company Capital Stock are registered, it shall be a condition to such payment that any Company Stock Certificate surrendered in respect thereof shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder thereof or shall have established to the satisfaction of Parent that such Tax either has been paid or is not payable.

(d)    Stock Transfer Books. As of the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of shares of Company Capital Stock thereafter on the records of the Company. If, after the Effective Time, certificates for shares of Outstanding Capital Stock (“Company Stock Certificates”) are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration, if any, payable with respect to such shares as provided for in Section 1.5. No interest shall accrue or be paid on any Merger Consideration payable upon the surrender of a Company Stock Certificate or the transfer of a Company Book Entry Share.

(e)    Lost Certificates. In the event any Company Stock Certificate representing shares of Outstanding Capital Stock shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any Merger Consideration with respect to the shares of Company Capital Stock previously represented by such Company Stock Certificate, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an appropriate affidavit and to deliver a bond (in such amount, in such form and with such surety as Parent may reasonably direct) as indemnity against any claim that may be made against the Payment Agent, Parent, the Surviving Corporation or any affiliated party with respect to such Company Stock Certificate.

(f)    Undistributed Payment Funds. Any portion of the Payment Fund that remains undistributed as of the date that is 180 days after the date of this Agreement shall be delivered to Parent upon demand, and the Effective Time Holders who have not provided a Letter of Transmittal in accordance with this Section 1.8 shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration payable with respect to the shares of Company Capital Stock without any interest thereon.

(g)    Escheat. Notwithstanding anything in this Agreement to the contrary, neither Parent nor any other Person shall be liable to any Effective Time Holder or to any other Person for any amount paid to a public official pursuant to applicable abandoned property law, escheat law or similar applicable Legal Requirement. Any Merger Consideration or other amounts remaining unclaimed three years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Body) shall, to the extent permitted by applicable Legal Requirements, become the property of Parent free and clear of any Encumbrance.

(h)    Withholding. Each of the Payment Agent, Parent, the Company, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement (including all amounts to be contributed to the Escrow Fund and Expense Fund in accordance with Section 1.5(c)) such amounts as are required to be deducted or withheld therefrom or in connection therewith under the Code or any provision of state, local or foreign Tax law. To the extent such amounts are so deducted or withheld and paid over to the appropriate Taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.9    Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

2.	REPRESENTATIONS AND WARRANTIES ABOUT THE ACQUIRED ENTITIES

Except as specifically set forth in the Disclosure Schedule prepared by the Company and delivered to Parent prior to the execution of this Agreement setting forth specific exceptions to the Company’s representations and warranties set forth in this Section 2 in accordance with Section 11.20, the Company represents and warrants to Parent and Merger Sub, to and for the benefit of the Parent Indemnitees (with the understanding and acknowledgement that Parent and Merger Sub would not have entered into this Agreement without being provided with the representations and warranties set forth herein, that Parent and Merger Sub are relying on these representations and warranties along with other information provided by the Acquired Entities and their Representatives, and that these representations and warranties constitute an essential and determining element of this Agreement), as follows:

2.1    Organizational Matters.

(a)    Organization. Each Acquired Entity has been duly organized, and is validly existing and in good standing (or its equivalent), under the laws of its jurisdiction of formation, as set forth in Part 2.1(a) of the Disclosure Schedule. Each Acquired Entity has full power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts to which it is a party or by which it is bound.

(b)    Qualification. Each Acquired Entity is qualified, licensed or admitted to do business as a foreign corporation, and is in good standing (or its equivalent), under the laws of all jurisdictions where the property owned, leased or operated by it or the nature of its business requires such qualification, license or admission, except to the extent the failure to be so qualified, licensed or admitted would not, individually or in the aggregate, result in a Material Adverse Effect. Part 2.1(b) of the Disclosure Schedule completely and accurately sets forth each jurisdiction where each Acquired Entity is qualified, licensed and admitted to do business.

(c)    Directors and Officers. Part 2.1(c) of the Disclosure Schedule completely and accurately sets forth, as of the date of this Agreement: (i) the names of the members of the board of directors or managers (or similar body) of each Acquired Entity; and (ii) the names and titles of the officers of each Acquired Entity.

(d)    Subsidiaries. Part 2.1(d) of the Disclosure Schedule completely and accurately sets forth the name and jurisdiction of formation of each Subsidiary of the Company. The Company owns, of record and beneficially, 100% of the issued and outstanding capital stock or other equity or ownership interests of each of its Subsidiaries, and none of the Acquired Entities otherwise owns any share capital of, or any equity interest of any nature in, any Entity. None of the Acquired Entities has agreed or is obligated to make any future investment in or capital contribution to any Entity. None of the Acquired Entities has guaranteed or is responsible or liable for any obligation of any Entity.

(e)    Powers of Attorney. There are no outstanding powers of attorney executed by or on behalf of any of the Acquired Entities (except, in the case of a Subsidiary, in favor of the Company).

2.2    Charter Documents; Records. The Company has made available to Parent accurate and complete copies of: (a) the certificate of incorporation or certificate of formation, as applicable, and bylaws or operating agreement, as applicable, including all amendments thereto or equivalent governing documents (collectively, the “Charter Documents”) of each Acquired Entity; and (b) except as described in Part 2.2 of the Disclosure Schedule, the minutes of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the stockholders or members, the board of directors or managers (or other similar body) and all committees of the board of directors or managers (or other similar body), as applicable, of each Acquired Entity since January 1, 2017, which minutes contain a summary of all meetings of the board of directors or managers (or other similar body), committees of the board of directors or managers (or other similar body) and stockholders or members, as applicable, and all actions taken thereat or by written consent, since January 1, 2017; provided that such minutes are subject to redaction of actions related to the transactions contemplated by this Agreement and minutes pertaining only to the transactions contemplated by this Agreement have not been made available to Parent. All actions taken and all transactions entered into by each Acquired Entity have been duly approved by all necessary action (if and to the extent required) of the board of directors or managers (or other similar body) and stockholders and members of each Acquired Entity. There has been no violation of any of the provisions of the Charter Documents of any Acquired Entity. The books of account, stock or membership interest records, minute books and other records of each Acquired Entity are accurate, up-to-date and complete in all material respects, and have been maintained in all material respects in accordance with prudent business practices and all applicable Legal Requirements.

2.3    Capital Structure.

(a)    Capital Stock. The authorized capital stock of the Company consists of: (i) 67,000,000 shares of Company Common Stock, of which 27,238,175 shares are issued and outstanding as of the date of this Agreement; and (ii) 24,597,591 shares of Company Preferred Stock, of which: (A) 13,103,073 shares are designated as Series A Preferred Stock, and 13,103,073 of which are issued and outstanding as of the date of this Agreement; (B) 4,450,578 shares are designated as Series AA Preferred Stock, and 4,450,578 of which are issued and outstanding as of the date of this Agreement; and (C) 7,043,940 shares are designated as Series B Preferred Stock, and 7,043,939 of which are issued and outstanding as of the date of this Agreement. There are no shares of capital stock held in the Company’s treasury. Part 2.3(a) of the Disclosure Schedule sets forth the names of the Company’s stockholders and the class, series and number of shares of Company Capital Stock owned of record by each of such stockholders as of the date of this Agreement. All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued, and are fully paid and nonassessable, and, except as set forth in Part 2.3(a) of the Disclosure Schedule, none of such shares is subject to any repurchase option, forfeiture provision or restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws). Except as set forth in Part 2.3(a) of the Disclosure Schedule, each issued and outstanding share of Company Preferred Stock is convertible into shares of Company Common Stock on a one-for-one basis.

(b)    Stock Options and RSUs.

(i)    The Company has reserved 14,362,461 shares of Company Common Stock for issuance under the Company Stock Plan of which options with respect to 10,587,240 shares of Company Common Stock are outstanding as of the date of this Agreement, 4,561,701 of which are fully vested and exercisable. Part 2.3(b) of the Disclosure Schedule accurately sets forth, with respect to each Company Option that is outstanding as of the date of this Agreement: (A) the name of the holder of such Company Option; (B) the total number of shares of Company Common Stock that are or were subject to such Company Option; (C) the date on which such Company Option was granted and the term of such Company Option; (D) the vesting schedule and the vesting commencement date of such Company Option (including the number of shares of Company Common Stock subject to such Company Option that are vested and unvested as of the date of this Agreement) and whether the vesting of such Company Option is subject to any acceleration in connection with the Merger, any termination of employment or separation from service, or any of the other transactions contemplated by this Agreement; (E) the exercise price per share of Company Common Stock purchasable under such Company Option; (F) whether such Company Option is an “incentive stock option” as defined in Section 422 of the Code or subject to Section 409A of the Code; (G) whether such Company Option may be early-exercised; and (H) the extent to which such Company Option has been early-exercised. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval, in each case, by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto and is in full force and effect, each such grant was made in all material respects in accordance with (1) the terms of the Company Stock Plan and (2) all other applicable Legal Requirements. All options with respect to shares of Company Common Stock that were ever issued by the Company ceased to vest on the date on which the holder thereof ceased to be an employee, consultant or director of an Acquired Entity. The exercise of the Company Options and the payment of cash in respect thereof complied and will comply with the terms of the Company Stock Plan, all Contracts applicable to such Company Options and all Legal Requirements.

(ii)    The Company has reserved 14,362,461 shares of Company Common Stock for issuance under the Company Stock Plan of which restricted stock units with respect to no shares of Company Common Stock are outstanding as of the date of this Agreement. Part 2.3(b) of the Disclosure Schedule accurately sets forth, with respect to each Company RSU that is outstanding as of the date of this Agreement: (A) the name of the holder of such Company RSU; (B) the total number of shares of Company Common Stock that are or were subject to such Company RSU; (C) the date on which such Company RSU was granted and the term of such Company RSU; and (D) the vesting schedule and the vesting commencement date of such Company RSU (including the number of shares of Company Common Stock subject to such Company RSU that are vested and unvested as of the date of this Agreement) and whether the vesting of such Company RSU is subject to any acceleration in connection with the Merger, any termination of employment or separation from service, or any of the other transactions contemplated by this Agreement. Each grant of a Company RSU was duly authorized no later than the date on which the grant of such Company RSU was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the board of directors of the Company (or a duly constituted and authorized committee thereof) and any required stockholder approval, in each case, by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto and is in full force and effect, each such grant was made in all material respects in accordance with the terms of the Company Stock Plan and in accordance with all other applicable Legal Requirements. All Company RSUs with respect to shares of Company Common Stock that were ever issued by the Company ceased to vest on the date on which the holder thereof ceased to be an employee, consultant or director of an Acquired Entity. The settlement of the Company RSUs and the payment of cash in respect thereof complied and will comply with the terms of the Company Stock Plan, all Contracts applicable to such Company RSUs and all Legal Requirements.

(iii)    As of the Effective Time, no former holder of a Company Option or Company RSU will have any rights with respect to any Company Option or Company RSU other than the rights contemplated by Section 1.6. The Company has delivered to Parent an accurate and complete copy of the Company Stock Plan, each form of agreement used thereunder and each Contract pursuant to which any Company Option and Company RSU is outstanding. The terms of the Company Stock Plan or the Contracts evidencing the Company Options and Company RSUs authorize the treatment of the Company Options or Company RSUs contemplated by Section 1.6 without any required consent or approval of the holders of such Company Options or Company RSUs, as applicable. There are no options to purchase shares of Company Common Stock or restricted stock units settleable for shares of Company Common Stock that were not granted under the Company Stock Plan.

(c)    No Other Securities. Except for the conversion privileges of the Company Preferred Stock and except as set forth in Parts 2.3(a) and 2.3(b) of the Disclosure Schedule, there is no: (i) outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any shares of or interest in Company Capital Stock or other securities of the Company or any derivative of any of the foregoing; (ii) outstanding security, note, instrument or obligation (including any share or award of restricted stock, restricted stock unit, deferred stock or deferred stock unit or other equity or equity-based award) that is or may become convertible into or exchangeable for any shares of Company Capital Stock (or cash based on the value of such shares) or other securities of the Company or any derivative of any of the foregoing; or (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any shares of or interests in Company Capital Stock or other securities, including any promise or commitment to grant Company Options, Company RSUs or any other securities of the Company to an employee of or other service provider to any Acquired Entity. As of the Effective Time, there will be no outstanding options, warrants, convertible notes or other rights to purchase or otherwise acquire shares of Company Capital Stock or other securities of the Company.

(d)    Legal Issuance. All outstanding shares of Company Capital Stock, all outstanding Company Options, all outstanding Company RSUs and all other securities that have ever been issued or granted by the Company have been issued and granted in compliance in all material respects with: (i) all applicable securities laws and other applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts. None of the outstanding shares of Company Capital Stock was issued in violation of any preemptive rights or other rights to subscribe for or purchase securities of any Acquired Entity. Part 2.3(d) of the Disclosure Schedule completely and accurately identifies each Acquired Entity Contract relating to any securities of the Company that contains any information rights, rights of first refusal, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated or amended prior to the Closing.

(e)    Merger Consideration. No Person will be entitled to receive any payment or consideration as a result of the Merger or the other transactions contemplated by this Agreement or any other agreement entered into in connection with this Agreement, other than the Persons and in the amounts shown in the Merger Consideration Certificate. The allocation of Merger Consideration among the holders of shares of Company Capital Stock outstanding immediately prior to the Effective Time in the manner contemplated by Section 1.5 is in all respects consistent with, and determined in accordance with, the applicable provisions of the Charter Documents of the Company and any applicable Acquired Entity Contract.

(f)    Subsidiary Interests. All of the equity interests of each of the Subsidiaries of the Company are owned by the Company free and clear of any Encumbrance. The outstanding equity interests of the Subsidiaries of the Company have been duly authorized and validly issued and are fully paid and nonassessable, have been issued in compliance with all applicable securities laws and other applicable Legal Requirements and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of such Subsidiaries. There are no options, warrants or other rights outstanding to subscribe for or purchase any securities of the Subsidiaries of the Company and such Subsidiaries are not subject to any Contract or Order under which any of such Subsidiaries is or may become obligated to sell or otherwise issue any securities. There are no preemptive rights applicable to any equity interests of any of the Subsidiaries of the Company.

(g)    Ungranted Awards. Part 2.3(g) of the Disclosure Schedule identifies each Acquired Entity Service Provider or other Person with an offer letter, other employment Contract, consulting or independent contractor Contract, or other arrangement or Contract that contemplates a grant of options to purchase shares of Company Common Stock or other equity or equity-based awards with respect to Company Capital Stock, or who has otherwise been promised options to purchase shares of Company Common Stock or other securities of the Company or other equity or equity-based awards with respect to Company Capital Stock or other securities of the Company, which options or other awards have not been granted as of the date of this Agreement, together with the number of such options or other awards and any promised terms thereof.

(h)    Service Provider Indemnification. No event has occurred, and no circumstance or condition exists, that has resulted in, or that will or would reasonably be expected to result in, any claim for indemnification, reimbursement, contribution or the advancement of expenses by any Acquired Entity Service Provider (other than a claim for reimbursement by an Acquired Entity, in the ordinary course of business, of travel expenses or other out-of-pocket expenses of a routine nature incurred by such Acquired Entity Service Provider in the course of performing such Acquired Entity Service Provider’s duties for the Company) pursuant to: (i) the terms of the Charter Documents of any Acquired Entity; (ii) any indemnification agreement or other Contract between any Acquired Entity and any such Acquired Entity Service Provider; or (iii) any applicable Legal Requirement.

2.4    Financial Statements and Related Information.

(a)    Delivery of Financial Statements. The Company has made available to Parent the following financial statements and notes (collectively, the “Company Financial Statements”): (i) the audited consolidated balance sheets of the Acquired Entities as of January 31, 2018, January 31, 2017 and January 31, 2016, and the related audited consolidated statements of operations, audited consolidated statements of stockholders’ equity and audited consolidated statements of cash flows for the years ended January 31, 2018, January 31, 2017 and January 31, 2016, together with the notes thereto and (ii) the unaudited consolidated balance sheet of the Acquired Entities as of September 30, 2018 (the “Unaudited Interim Balance Sheet”), and the related unaudited consolidated income statement and unaudited consolidated statement of cash flows for the eight months ended September 30, 2018.

(b)    Fair Presentation. The Company Financial Statements present fairly the financial position of the Acquired Entities as of the respective dates thereof and the results of operations and cash flows of the Acquired Entities for the periods covered thereby. The Company Financial Statements have been prepared in accordance with the Company Accounting Principles applied on a consistent basis throughout the periods covered.

(c)    Internal Controls. The books, records and accounts of each Acquired Entity completely and accurately and fairly reflect in all material respects, in reasonable detail, the transactions in and dispositions of the assets of such Acquired Entity. Each Acquired Entity has adopted policies designed to provide reasonable assurance that: (i) material transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with the Company Accounting Principles and to maintain accountability for assets; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

(d)    Accounts Receivable. Part 2.4(d) of the Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the consolidated Acquired Entities as of October 31, 2018. All existing accounts receivable of each Acquired Entity (including those accounts receivable reflected on the Company Financial Statements that have not yet been collected and those accounts receivable that have arisen since the date of the Unaudited Interim Balance Sheet and have not yet been collected) represent valid obligations arising from bona fide transactions entered into in the ordinary course of business and not in violation of applicable Legal Requirements. There is no Encumbrance on any of such accounts receivable. Since the date of the Company Financial Statements, there have not been any write-offs as uncollectible of any accounts receivable of the Acquired Entities, except for write-offs in the ordinary course of business consistent with past practice.

(e)    Insider Receivables and Insider Payables. Part 2.4(e) of the Disclosure Schedule provides an accurate and complete breakdown of: (i) all amounts (including any Indebtedness) owed to any Acquired Entity by any stockholder, officer or member of the board of directors (or similar body) of any Acquired Entity (“Insider Receivables”) as of October 31, 2018; and (ii) all amounts owed by any Acquired Entity to any stockholder, officer or member of the board of directors (or similar body) of any Acquired Entity other than accrued compensation and expense reimbursement in the ordinary course of business (“Insider Payables”) as of October 31, 2018; in each of clauses “(i)” and “(ii)” other than amounts owed by an Acquired Entity to another Acquired Entity.

2.5    No Liabilities; Indebtedness.

(a)    Absence of Liabilities. None of the Acquired Entities has any Liabilities of any nature (whether or not required to be reflected in financial statements prepared in accordance with GAAP, and whether due or to become due), other than: (i) Liabilities identified as such in the “liabilities” column of the Unaudited Interim Balance Sheet or in the notes thereto; (ii) Liabilities that have been incurred by each of the Acquired Entities since the date of the Unaudited Interim Balance Sheet in the ordinary course of business consistent with such Acquired Entity’s past practices; (iii) Liabilities under the Acquired Entity Contracts (other than for breaches thereof); (iv) the Liabilities identified in Part 2.5(a) of the Disclosure Schedule; and (v) Company Transaction Expenses.

(b)    Accounts Payable. Part 2.5(b) of the Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts payable of the consolidated Acquired Entities as of October 31, 2018.

(c)    Indebtedness. Part 2.5(c) of the Disclosure Schedule sets forth a complete and correct list of each item of Indebtedness as of the date of this Agreement, identifying the creditor to which such Indebtedness is owed, the address of such creditor, the title of the instrument under which such Indebtedness is owed and the amount of such Indebtedness as of the close of business on the date of this Agreement. Except as set forth on Part 2.5(c) of the Disclosure Schedule, no Indebtedness contains any restriction upon: (i) the prepayment of any of such Indebtedness; (ii) the incurrence of any other Indebtedness by any Acquired Entity; or (iii) the ability of any Acquired Entity to grant any Encumbrance on any of its assets. With respect to each item of Indebtedness, none of the Acquired Entities is in default and no payments are past due. None of the Acquired Entities has received any written (or, to the Knowledge of the Company, other) notice of a default, alleged failure to perform or any offset or counterclaim (in each case, that has not been waived or remains pending as of the date of this Agreement) with respect to any item of Indebtedness. Except as set forth on Part 2.5(c) of the Disclosure Schedule, neither the consummation of any of the transactions contemplated by this Agreement nor the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement will result in a default or breach of the terms of, or accelerate the maturity of or performance under, any conditions, covenants or other terms of any such Indebtedness. None of the Acquired Entities has guaranteed or is responsible or has any Liability for any Indebtedness of any other Person, and none of the Acquired Entities has guaranteed any other obligation of any other Person.

(d)    No Deferred Purchase Price, Capital Leases, Etc. No Acquired Entity has: (i) deferred payment of the purchase price for any property or assets (other than accounts payable and accrued liabilities incurred in the ordinary course of business); (ii) any obligation to pay rent or other amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP; or (iii) obligation under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks.

(e)    No “Off-Balance Sheet” Arrangements. None of the Acquired Entities has ever effected or otherwise been involved in any “off-balance sheet arrangements” (as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended).

2.6    Absence of Changes. From the date of the Unaudited Interim Balance Sheet to the date of this Agreement:

(a)    there has not occurred any Material Adverse Effect;

(b)    there has not been any loss, damage or destruction to, or any interruption in the use of, any of any Acquired Entity’s assets (whether or not covered by insurance);

(c)    none of the Acquired Entities has declared, accrued, set aside or paid any dividend or make any other distribution in respect of any shares of capital stock or other securities (including any distributions of cash or cash equivalents), or repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities (other than forfeitures of unvested Company Options upon termination of service with any employee pursuant to stock option or restricted stock award agreements);

(d)    none of the Acquired Entities has permitted the early exercise of any Company Option or amended or waived any of its rights under, or permitted the acceleration of payment, funding or vesting under: (A) any provision of the Company Stock Plan; (B) any provision of any Contract evidencing any outstanding Company Option or Company RSU; or (C) any other Contract, Acquired Entity Employee Plan or arrangement relating to compensation, benefits or the provision of services to or for the benefit of an Acquired Entity;

(e)    none of the Acquired Entities has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(f)    none of the Acquired Entities has: (i) acquired, leased or licensed any right or other asset from any other Person for an aggregate value in excess of $25,000; (ii) sold or otherwise disposed of, or leased or licensed (or granted any other right with respect to), any right or other asset to any other Person; or (iii) waived or relinquished any right, except in the case of each of clauses (i)” through “(iii),” in the ordinary course of business consistent with past practices;

(g)    none of the Acquired Entities has: (i) lent money to any Person (except for routine travel and business expense advances to Acquired Entity Service Providers in the ordinary course of business consistent with past practices); or (ii) incurred or guaranteed any Indebtedness;

(h)    none of the Acquired Entities has: (i) entered into any collective bargaining agreement; (ii) established, adopted, amended or terminated any Acquired Entity Employee Plan (or any plan or arrangement that would be an Acquired Entity Employee Plan if in effect as of the date hereof); (iii) paid, or made any commitment to pay, any bonus or make any profit-sharing payment, cash incentive payment or similar payment, other than: (A) commissions paid in the ordinary course of business consistent with past practices; and (B) payments pursuant to Acquired Entity Employee Plans paid in the ordinary course of business consistent with past practices; (iv) increased, or made any commitment to increase, the amount of the wages, salary, commissions, fringe benefits or other employee benefits or compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any Acquired Entity Service Provider; (v) funded, or made any commitment to fund, any compensation obligation (whether by grantor trust or otherwise); (vi) promoted or changed the title of any of its employees (retroactively or otherwise); (vii) hired or made an offer to hire any new employee, officer, director or consultant; or (vii) granted any new right to severance or termination pay to any Acquired Entity Service Provider;

(i)    none of the Acquired Entities has changed any of its methods of accounting or accounting practices in any material respect (other than as required by applicable accounting or auditing standards);

(j)    none of the Acquired Entities has prepared or filed any Tax Return inconsistent with past practice or, on any Tax Return, taken any position, made, changed or rescinded any election (including any election pursuant to Section 965(h)(1) of the Code to pay any “net tax liability” (as described in Section 965(h)(6) of the Code) in installments or any election under Section 965(n) of the Code), or adopted any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income or Taxes to periods ending after the Closing Date or accelerating credits or deductions to periods ending on or before the Closing Date), entered into a Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement, amended any Acquired Entity Return, settled or otherwise compromised any claim, notice, audit report or assessment relating to Taxes, entered into any closing agreement or similar agreement relating to Taxes, otherwise settled any dispute relating to Taxes, requested any ruling or similar guidance with respect to Taxes, surrendered any right to claim a Tax refund, or consented to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes;

(k)    none of the Acquired Entities has: (A) commenced any Legal Proceeding or investigation except in the ordinary course of business consistent with past practice; or (B) settled any Legal Proceeding or investigation, other than settlements that do not contain admissions of liability and only require monetary payments of not more than $100,000 in the aggregate;

(l)    other than in the ordinary course of business consistent with past practice, none of the Acquired Entities has accelerated the collection of any accounts receivable or delayed the payment of any accounts payable or taken any other action that would reduce the working capital (including cash and cash equivalents) of the Acquired Entities;

(m)    except as required by applicable accounting or auditing standards consistent with past practices, none of the Acquired Entities has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other Indebtedness in excess of $10,000 with respect to a single matter, or in excess of $20,000 in the aggregate;

(n)    none of the Acquired Entities has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business consistent with such Acquired Entity’s past practices; and

(o)    none of the Acquired Entities has agreed or committed to take any of the actions described in clauses “(c)” through “(o)” above.

2.7    Title to Assets.

(a)    Good Title. Each Acquired Entity owns, and has good and valid title to, all tangible assets purported to be owned by it, including: (i) all tangible assets reflected on the Unaudited Interim Balance Sheet (other than immaterial tangible assets disposed of after the date thereof in the ordinary course of business consistent with past practices of the Acquired Entities); and (ii) all other tangible assets reflected in the books and records of such Acquired Entity as being owned by such Acquired Entity. All of such tangible assets are owned by the Acquired Entities free and clear of any Encumbrances, except for Permitted Encumbrances.

(b)    Leased Assets. Part 2.7(b) of the Disclosure Schedule identifies all tangible assets that are being leased to any Acquired Entity.

(c)    Sufficiency of Assets. The tangible assets owned, leased or licensed by the Acquired Entities collectively constitute all of the tangible properties, rights, interests and other tangible assets used in or necessary to enable each Acquired Entity to conduct its business in the manner in which such business is currently being conducted.

Notwithstanding anything to the contrary set forth herein, the representations and warranties contained in this Section 2.7 do not apply to ownership of, or sufficiency of, intellectual property assets of the Acquired Entities, which matters are addressed solely in the representations and warranties set forth in Section 2.10.

2.8    Bank Accounts. Part 2.8 of the Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of any of the Acquired Entities at any bank or other financial institution or on any peer-to-peer payment system such as PayPal or Venmo as of the date of this Agreement: (a) the name of the bank or other financial institution or peer-to-peer payment system at which such account is maintained; (b) the account number; (c) the type and primary use of account; (d) the names of all Persons who are authorized to: (i) sign checks or other documents with respect to such account; (ii) access such account, view the account balance and view the transactions with respect to such account, including all Persons with online and remote access; and (iii) input or release payments from such account; and (e) the approximate amount held in such account as of the date of this Agreement. There are no safe deposit boxes or similar arrangements maintained by or for the benefit of the Acquired Entities.

2.9    Equipment; Real Property.

(a)    Equipment. All material items of equipment, fixtures and other tangible assets owned by or leased to any of the Acquired Entities are reasonably adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of each of the Acquired Entities’ respective businesses in the manner in which such businesses are currently being conducted.

(b)    Real Property. None of the Acquired Entities has ever owned any real property or is obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, lease or acquire any real property. None of the Acquired Entities owns any interest in real property or other licensed space, except for the leaseholds or licenses created under the real property leases, subleases, licenses or other agreements for the use of space identified in Part 2.9(b) of the Disclosure Schedule. None of the Acquired Entities has assigned, transferred or pledged any interest in any of the real property leases pertaining to the Properties. To the Knowledge of the Company, neither the whole nor any part of the Properties is subject to any pending suit for condemnation or other taking by any public authority, and no such condemnation or other taking has been threatened in writing. There are no leases, subleases, licenses or other agreements to which an Acquired Entity is a party granting to any Person the right of use or occupancy of any portion of the Properties (except under the real property leases, subleases, licenses or other agreements for the use of space identified in Part 2.9(b) of the Disclosure Schedule).

2.10    Intellectual Property.

(a)    Products. Part 2.10(a) of the Disclosure Schedule sets forth a high level description of each Acquired Entity Product.

(b)    Registered IP. Part 2.10(b) of the Disclosure Schedule completely and accurately identifies each item of Registered IP in which any Acquired Entity has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise) including:

(i)    all Patents owned or filed by, or on behalf of, any Acquired Entity or used in the business or operations of any Acquired Entity to which such Acquired Entity has exclusive rights in any field or territory, including the country of filing, owner, filing number, date of issue or filing and title;

(ii)    all registered trademarks and applications for registration of trademarks owned or filed by, or on behalf of, or used by each Acquired Entity, including country of filing, registration or application number and date of issue;

(iii)    all registered copyrights and applications for registration of copyrights owned or filed by, or on behalf of, or used by each Acquired Entity, including description of the work, country of filing, owner, filing number, date of issue and expiration date; and

(iv)    all Domain Names owned by each Acquired Entity, including registrant name, registrant organization, date of issue or filing and expiration date.

Part 2.10(b) of the Disclosure Schedule also completely and accurately (i) identifies any other Person that has or purports to have an ownership interest in any item of Registered IP identified thereon and the nature of such ownership interest and (ii) identifies whether each item of Registered IP is pending, issued or granted, or canceled or abandoned. The Company has made available to Parent complete and accurate copies of all applications for each item of Registered IP identified or required to be identified in Part 2.10(b) of the Disclosure Schedule.

(c)    Unregistered IP. Part 2.10(c) of the Disclosure Schedule completely and accurately identifies: (i) each trademark which constitutes Acquired Entity Owned IP that is not Registered IP and that is material to the businesses of the Acquired Entities in the manner in which such businesses are currently being conducted; and (ii) any other Person that has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise) in such item of Acquired Entity Owned IP and the nature of such ownership interest.

(d)    Inbound Licenses. Part 2.10(d) of the Disclosure Schedule completely and accurately identifies each Contract pursuant to which any Intellectual Property or Intellectual Property Right is or has been licensed, granted, sold, assigned or otherwise conveyed or provided to any Acquired Entity (whether or not currently exercisable and including a right to receive a license), other than: (i) Contracts between any Acquired Entity and any Acquired Entity Service Provider in the relevant Acquired Entity’s standard form that has been made available to Parent as required under Section 2.10(g) and that does not materially deviate from that standard form; (ii) Contracts for Shrink-Wrap Code; (iii) routine nondisclosure agreements entered into in the ordinary course of business that do not contain express license grants; and (iv) licenses to Open Source Code. Except as set forth in Part 2.10(d) of the Disclosure Schedule, none of the licenses or rights granted to any Acquired Entity in any such Contract is exclusive. For purposes of this Agreement, a covenant or promise not to sue or not to assert claims regarding Intellectual Property Rights or similar releases shall be deemed to be a license.

(e)    Outbound Licenses. Part 2.10(e) of the Disclosure Schedule completely and accurately identifies each Contract (other than Contracts between any Acquired Entity and its customer in the relevant Acquired Entity’s standard form that has been made available to Parent as required under Section 2.10(g) and that does not materially deviate from that standard form) pursuant to which any Person has been granted any license under or any access to (as part of service bureau, time-sharing, application service or similar arrangement or otherwise), or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Acquired Entity Owned IP or any Acquired Entity Product. The Acquired Entities have the exclusive right to bring Legal Proceedings with respect to any infringement, misappropriation or other violation of the Acquired Entity Owned IP. None of the Acquired Entities is bound by, and no Acquired Entity Owned IP or Acquired Entity Product is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any Acquired Entity to use, exploit, make available, assert or enforce any Acquired Entity Owned IP or any Acquired Entity Product anywhere in the world. No Acquired Entity is in default under or in violation or breach, in any material respect, of any Acquired Entity IP Contract and no event has occurred and no circumstance or condition exists that, with notice, the passage of time or both, would reasonably be expected to: (i) constitute a default under, or result in a violation or breach by any Acquired Entity of, any Acquired Entity IP Contract; or (ii) give any Person the right to declare a default or breach under any Acquired Entity IP Contract. None of the Acquired Entities has received any written (or, to the Knowledge of the Company, other) notice of a default, alleged failure to perform or any offset or counterclaim with respect to any Acquired Entity IP Contract.

(f)    Royalty Obligations. Part 2.10(f) of the Disclosure Schedule contains a complete and accurate list of each Contract pursuant to which any Acquired Entity is obligated to pay any royalties, commissions and other amounts to any other Person based on the volume of use, distribution, licensing out, or sale of any Acquired Entity Product, other than Contracts with Acquired Entity employees providing for them to receive sales commissions in the ordinary course.

(g)    Standard Form Acquired Entity IP Contracts. The Company has made available to Parent a complete and accurate copy of each standard form of Acquired Entity IP Contract and any standard form of Contract under which a third party acquires access to or a right to use any Acquired Entity Product, in each case used by any Acquired Entity at any time, including, if any exist, each standard form of: (i) end user license agreement, subscription agreement, or terms of use or service (each a “EULA”); (ii) software license, software-as-a-service or cloud-based services agreement; (iii) software development kit or application programming interface (“API”) license agreement; (iv) development or maintenance agreement; (v) employee agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (vi) consulting or independent contractor agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (vii) confidentiality or nondisclosure agreement; (viii) agreement to provide customer support or maintenance; (ix) data license agreement; (x) agreement for providing technology licensing, distribution rights and/or managed services to customers; (xi) sales agreement; and (xii) pre-production license and services customer agreement. No Acquired Entity Product has been distributed or made available (as part of service bureau, time-sharing, application service or similar arrangement or otherwise) by or on behalf of any Acquired Entity except pursuant to a valid and enforceable EULA or a Contract set forth on Part 2.10(e) of the Disclosure Schedule or expressly excluded from the requirement to be disclosed on Part 2.10(e) of the Disclosure Schedule. Each user of any Acquired Entity Website is subject to valid and enforceable website terms of use in the form made available to Parent pursuant to this Section 2.10(g). The Company has made available to Parent each Acquired Entity IP Contract, based on a standard form made available to Parent, that deviates from any Acquired Entities’ standard data privacy or security terms.

(h)    Ownership. The Acquired Entities collectively are the sole and exclusive owner of all right, title and interest to and in the applicable Acquired Entity Owned IP (other than Intellectual Property Rights exclusively licensed to any of the Acquired Entities, as identified in Part 2.10(d) of the Disclosure Schedule), free and clear of any Encumbrances (other than Permitted Encumbrances). All modifications and derivative works of any Acquired Entity Owned IP made by any Person are exclusively owned by the Acquired Entities. The Acquired Entities collectively are the sole and exclusive owner of all right, title, and interest to and in all Intellectual Property Rights in the Acquired Entity Product (other than (i) Open Source Code licensed to the Acquired Entities or (ii) Intellectual Property or Intellectual Property Rights licensed to any of the Acquired Entities under Contracts identified in Part 2.10(d) of the Disclosure Schedule or expressly excluded from the requirement to be disclosed on Part 2.10(d) of the Disclosure Schedule). Without limiting the generality of the foregoing:

(i)    all documents and instruments necessary to establish, perfect and maintain the rights of the Acquired Entities in the Acquired Entity Owned IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body (or validly registered with the appropriate registrar in the case of Domain Names);

(ii)    each Acquired Entity Service Provider who is or was involved in the creation or development of any Acquired Entity Product or any Intellectual Property or Intellectual Property Rights for or on behalf of any Acquired Entity has signed a written, valid and enforceable agreement containing: (A) an irrevocable assignment to such Acquired Entity of all Intellectual Property and Intellectual Property Rights created or developed by such Acquired Entity Service Provider in the course of that Acquired Entity Service Provider’s work for the such Acquired Entity, without further payment being owed to any Acquired Entity Service Provider and without any restrictions or obligations on such Acquired Entity’s ownership and use of such Intellectual Property and Intellectual Property Rights or Acquired Entity Product; (B) irrevocable and perpetual waivers of Moral Rights with respect to such Intellectual Property, Intellectual Property Rights and Acquired Entity Product to the extent permitted under applicable law: and (C) confidentiality provisions protecting such Intellectual Property, Intellectual Property Rights, and Acquired Entity Product, and no such Acquired Entity Service Provider has any obligation to any other Person with respect to such Intellectual Property, Intellectual Property Rights or Acquired Entity Product;

(iii)    each Acquired Entity has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all Trade Secrets and other proprietary or confidential information pertaining to such Acquired Entity, the Acquired Entity IP, the Acquired Entity Products, or the business of such Acquired Entity and no Trade Secret or proprietary or confidential information of any Acquired Entity has been disclosed to any third party except pursuant to a valid and binding confidentiality agreement;

(iv)    no funding, facilities or personnel of any Governmental Body or any university or educational institution or research center were used, directly or indirectly, to develop or create, in whole or in part, any Acquired Entity IP, and no Governmental Body or any university or educational institution or research center has any ownership in or rights to any Acquired Entity IP or Acquired Entity Product;

(v)    no Acquired Entity Service Provider is subject to any Contract with any other Person which requires such Acquired Entity Service Provider to assign to any Person other than any Acquired Entity any interest in or to any Intellectual Property or Intellectual Property Rights created or developed by such Acquired Entity Service Provider in the course of that Acquired Entity Service Provider’s work for the such Acquired Entity;

(vi)    none of the Acquired Entities has performed, or is under obligation under any Contract to perform, any development services for any Person where the deliverables or other results of such development services would be owned by such Person, exclusively licensed to such Person or where any Acquired Entity has otherwise granted any ownership interest of any nature (whether exclusively, jointly with another Person or otherwise) to such Person;

(vii)    none of the Acquired Entities has incorporated into or used in the development of any Acquired Entity Products any suggestions or feedback of any Person where the Acquired Entities did not own or have valid rights to use such suggestions or feedback;

(viii)    (A) no Acquired Entity Service Provider has any basis for claiming that any Acquired Entity has breached any of its Contracts with such Acquired Entity Service Provider in a manner that would result in the loss of such Acquired Entity’s ownership rights in any Intellectual Property or Intellectual Property Rights under such Contracts; and (B) no such Intellectual Property or Intellectual Property Rights owned or purported to be owned by any such Acquired Entity Service Provider have been incorporated into or used in the development of any Acquired Entity Products; and

(ix)    none of the Acquired Entities is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that requires or obligates any of the Acquired Entities to grant or offer to any other Person any license or right to any Acquired Entity IP.

(i)    Valid and Enforceable. All Acquired Entity Owned IP that is Registered IP is subsisting, enforceable and, to the Knowledge of the Company, valid. Without limiting the generality of the foregoing:

(i)    no trademark, service mark, trade name or Domain Name owned, used or applied for by any Acquired Entity conflicts or interferes with, or is confusingly similar to, any trademark or trade name owned, used or applied for by any other Person;

(ii)    Part 2.10(i)(ii) of the Disclosure Schedule completely and accurately identifies and describes each action, filing, and payment that must be taken or made on or before the date that is 120 days after the date of this Agreement in order to maintain each item of Acquired Entity Owned IP that is Registered IP in full force and effect;

(iii)    no interference, opposition, cancellation, reissue, reexamination, investigation or other Legal Proceeding is or has been pending or threatened, in which the scope, validity or enforceability of any Acquired Entity Owned IP is being or has been contested or challenged and, to the Knowledge of the Company, there is no basis for a claim that any Acquired Entity Owned IP is invalid or unenforceable;

(iv)    with respect to each item of Acquired Entity Owned IP that is Registered IP: (A) all necessary registration, maintenance and renewal fees, and all taxes, have been paid and all necessary documents and certificates have been filed with the relevant Governmental Body for the purpose of maintaining such Acquired Entity Owned IP; and (B) each Acquired Entity is currently in compliance with all formal Legal Requirements (including payment of filing, examination and maintenance fees and proofs of use);

(v)    other than applications or registrations for Registered IP which were intentionally abandoned, cancelled or allowed to lapse in the reasonable business judgment of an Acquired Entity, no act has been done or omitted to be done by any Acquired Entity, which has or had the effect of impairing or dedicating to the public, or entitling any Person to cancel, forfeit, modify or consider abandoned, any Acquired Entity Owned IP or of giving any Person any rights with respect thereto;

(vi)    there are no materials, facts or circumstances that would materially and adversely affect any pending application for any Acquired Entity Owned IP that is Registered IP; and

(vii)    no Acquired Entity is subject to any order, writ, injunction, judgment or decree of any Governmental Body that restricts or impairs the use, transfer or licensing of any Acquired Entity Owned IP or other Intellectual Property Rights.

(j)    No Third Party Infringement of Acquired Entity IP. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Acquired Entity IP. The Company has made available to Parent all documents regarding: (i) any actual, alleged or suspected infringement or misappropriation of any Acquired Entity IP or Acquired Entity Product; and (ii) any third party allegations of any Acquired Entity infringing or misappropriating any third party’s Intellectual Property Rights.

(k)    Effects of This Transaction. Neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement entered into in connection herewith or therewith will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance on, any Acquired Entity IP, any Acquired Entity Product or any other Intellectual Property or Intellectual Property Rights incorporated into or used in the development, testing, distribution, provision, maintenance or support of any Acquired Entity Product or Acquired Entity Software; (ii) a breach of or default under, or right to terminate or suspend performance of, any Acquired Entity IP Contract or other Contract relating to any Intellectual Property or Intellectual Property Rights incorporated into or used in the development, testing, distribution, provision, maintenance or support of any Acquired Entity Product or Acquired Entity Software; (iii) a payment or increased royalty or an obligation to offer any discount or be bound by any “most favored pricing” terms under any Acquired Entity IP Contract or other Contract relating to any Intellectual Property or Intellectual Property Rights incorporated into or used in the development, testing, marketing, distribution, provision, maintenance or support of any Acquired Entity Product or Acquired Entity Software; (iv) the release, disclosure or delivery of any Acquired Entity IP or Acquired Entity Product by or to any escrow agent or other Person; (v) pursuant to any Acquired Entity Contract the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Acquired Entity IP or any other Intellectual Property or the Intellectual Property Rights of Parent or any of its Affiliates; or (vi) a reduction of any royalties, revenue sharing, or other payments any Acquired Entity would otherwise be entitled to with respect to any Acquired Entity IP or Acquired Entity Product.

(l)    No Infringement of Third Party IP Rights. None of the Acquired Entities has ever infringed (directly, secondarily, contributorily, by inducement or otherwise), misappropriated or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person. The operation of the business of the Acquired Entities as conducted, including the use, development, marketing, distribution, provision, maintenance, and support of any Acquired Entity Owned Software and Acquired Entity Product, does not infringe, violate, or make unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other Person. Without limiting the generality of the foregoing:

(i)    no infringement, misappropriation, Intellectual Property Rights-indemnification, or similar claim or Legal Proceeding is pending or threatened against any Acquired Entity, and none of the Acquired Entities has ever received any written (or, to the Knowledge of the Company, other) notice requesting, claiming, or demanding any of the foregoing with respect to any such claim or Legal Proceeding;

(ii)    none of the Acquired Entities has ever received any written (or, to the Knowledge of the Company, other) notice relating to any actual, alleged or suspected infringement, misappropriation or violation by any Acquired Entity or any Acquired Entity Product of any Intellectual Property Rights of another Person, including any letter or other communication suggesting or offering that any Acquired Entity obtain a license to any Intellectual Property Rights of another Person;

(iii)    none of the Acquired Entities is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, or otherwise assumed or agreed to discharge or otherwise take responsibility for, any existing or potential Intellectual Property Rights infringement, misappropriation or similar claim (other than Contracts containing indemnification provisions substantially the same as the indemnification provisions in the Acquired Entities’ standard forms of Acquired Entity IP Contracts made available pursuant to Section 2.10(g)); and

(iv)    the Acquired Entities own or otherwise have a right or license sufficient for the Company’s use and exploitation of, and immediately after the Closing, the Surviving Corporation and other Acquired Entities will own or otherwise to have a right or license sufficient for the Company’s use and exploitation of, all Intellectual Property and Intellectual Property Rights needed to conduct the businesses of the Acquired Entities as currently conducted.

(m)    No Harmful Code. None of the Acquired Entity Owned Software or any Acquired Entity Product contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(n)    Bugs. Other than the known material bugs, defects, and errors in the current version of the Acquired Entity Products, a list of which has been made available to Parent, the currently-available versions of the Acquired Entity Products: (i) do not contain any bug, defect, or error (including any bug, defect, or error relating to or resulting from the display, manipulation, processing, storage, transmission, or use of any data) that materially and adversely affects the use, functionality, or performance of such Acquired Entity Products or any product or system containing or used in conjunction with such Acquired Entity Products; and (ii) comply with all applicable warranties and other contractual commitments relating to the use, functionality, or performance of such Acquired Entity Products and any product or system containing or used in conjunction with such Acquired Entity Products.

(o)    Source Code. The Source Code for all Acquired Entity Owned Software has been documented in a professional manner that is both: (i) consistent with customary code annotation conventions and best practices in the software industry; and (ii) sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support the Acquired Entity Owned Software. Except as described on Part 2.10(o) of the Disclosure Schedule, no Source Code for any Acquired Entity Owned Software has been delivered, licensed or made available to any escrow agent or other Person who is not an Acquired Entity Service Provider. Except as described on Part 2.10(o) of the Disclosure Schedule, none of the Acquired Entities has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the Source Code for any Acquired Entity Owned Software to any escrow agent or other Person. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license or disclosure of the Source Code for any Acquired Entity Owned Software to any other Person. To the extent that any Person on Part 2.10(o) of the Disclosure Schedule has rights as a beneficiary under an escrow agreement to receive Source Code for any Acquired Entity Owned Software upon the occurrence of certain release conditions: (w) such Person would be entitled only to a one-time delivery of the Source Code for the relevant Acquired Entity Owned Software at that time and would not be entitled to any Source Code versions of updates, upgrades or maintenance or support from any Acquired Entity thereafter; (x) such Person would not obtain any rights to modify the released Source Code or create any derivative works of the released Source Code; (y) any modifications of the released Source Code or derivative works created therein by such Person would be owned by the Acquired Entities; and (z) such Person would only be licensed to access and use the released Source Code until the termination or expiration of the term of the underlying agreement that is referenced in Part 2.10(o) of the Disclosure Schedule.

(p)    Use of Open Source Code.

(i)    Part 2.10(p)(i) of the Disclosure Schedule completely and accurately identifies and describes: (A) each item of Open Source Code that is contained in, distributed with or used in the development of the Acquired Entity Product or from which any part of any Acquired Entity Owned Software or any Acquired Entity Product is derived; (B) the name, version or versions of, and a link to the applicable license terms for, each such item of Open Source Code; (C) the Acquired Entity Products to which each such item of Open Source Code relates; and (D) whether (and if so, how) each such item of Open Source Code has been distributed or modified by or for any Acquired Entity.

(ii)    Each Acquired Entity’s use, distribution, licensing, and sale of Acquired Entity Products does not violate any license terms applicable to any item of Open Source Code, and each Acquired Entity has all rights in each item of Open Source Code disclosed, or required to be disclosed, in Part 2.10(p)(i) of the Disclosure Schedule as needed for the Acquired Entities to conduct the businesses of the Acquired Entities as currently conducted by such Acquired Entity, without violation of any license terms pertaining to such Open Source Code or infringement of third-party Intellectual Property Rights. Each Acquired Entity has complied with all licensing terms pertaining to each item of Open Source Code disclosed, or required to be disclosed, in Part 2.10(p)(i) of the Disclosure Schedule.

(iii)    None of the Acquired Entity Products contains, is combined with, is derived from, is distributed with or is being or was developed using Open Source Code in a manner that, or using Open Source Code that is licensed under any terms that: (A) imposes or would impose a requirement or condition that any Acquired Entity grant a license under its Patent rights or that any Acquired Entity Product or part thereof: (1) be disclosed or distributed in Source Code form; (2) be licensed for the purpose of making modifications or derivative works; or (3) be redistributable at no charge; or (B) other than attribution requirements, otherwise imposes or would impose any other material limitation, restriction, or condition on the right or ability of any Acquired Entity to use or distribute any Acquired Entity Products and no prior versions of Acquired Entity Products have contained, been combined with, been derived from, or been distributed with Open Source Code in a manner that did or would have the consequences stated above.

(iv)    Part 2.10(p)(iv) of the Disclosure Schedule sets forth a list of Computer Software or other technology that any Acquired Entity Service Provider has contributed to an open source project or made available under an open source license.

(q)    Privacy and Information Security.

(i)    Each Acquired Entity has adopted written policies and procedures that apply to the Acquired Entity with respect to privacy, data protection, security and the processing of Acquired Entity Data, and those policies and procedures are commercially reasonable and comply in all material respects with applicable Legal Requirements pertaining to (A) the collection, processing, use, disclosure, privacy, transfer, disposal or security of data, User Data or Personal Data (including Legal Requirements, and all regulations promulgated and guidance issued by Governmental Bodies thereunder, relating to data-related consents, registrations or notice requirements) and (B) data breach notification, anti-spam, security and spyware (“Information Privacy and Security Laws”). Since January 1, 2014, the Company has made available to Parent each Acquired Entity Privacy Policy in effect at any time, which identifies, with respect to each Acquired Entity Privacy Policy the date when each went into effect. Each present, consumer-facing external Acquired Entity Privacy Policy: (A) is displayed on the applicable Acquired Entity Website and referenced in the applicable Acquired Entity EULA; (B) states that personal data collected thereunder may be transferred in a merger, reorganization, or transfer of substantial assets; and (C) states that data collected thereunder may be transferred to the United States for processing. The Acquired Entities require each user of any Acquired Entity Website and Acquired Entity Software to agree and consent to the applicable Acquired Entity Privacy Policy.

(ii)    The Acquired Entities have at all times taken the steps reasonably necessary (including without limitation implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure the confidentiality, integrity and security of all Personal Data, User Data and Acquired Entity Databases against loss and against unauthorized or illegal use, modification, interruption, corruption, disclosure or access.

(iii)    There has been no unauthorized or illegal use, modification or disclosure of or access to any of the data or information in any of the electronic or other database containing (in whole or in part) Personal Data and User Data maintained by or, to the Knowledge of the Company, for any Acquired Entity at any time (the “Acquired Entity Databases”), or any other Personal Data or User Data owned, transmitted, used, stored, received, or controlled by or, to the Knowledge of the Company, on behalf of any Acquired Entity.

(iv)    Each Acquired Entity’s receipt, collection, monitoring, maintenance, creation, transmission, use, analysis, disclosure, storage, disposal and security of Acquired Entity Data has complied, and complies with, (i) any Acquired Entity Contract to which an Acquired Entity is a party, (ii) applicable Information Privacy and Security Laws, (iii) PCI DSS, and (iv) each Acquired Entity Privacy Policy. Each Acquired Entity has complied, and complies with, all of the Acquired Entity Privacy Policies, Information Privacy and Security Laws and with each applicable Acquired Entity Contract that governs the receipt, collection, monitoring, maintenance, creation, transmission, use, analysis, disclosure, storage, disposal and security of Acquired Entity Data.

(v)    Employees of the Acquired Entities who have access to Personal Data or User Data have received training (in accordance with leading industry standards and applicable Information and Privacy and Security Laws) with respect to compliance with all applicable Information Privacy and Security Laws.

(vi)    None of the Acquired Entities is aware of any claim indicating or alleging that any Acquired Entity is not or has not been in compliance with any material term of any agreement, contractual clause, representation, warranty or covenant it has agreed to with any third party regarding compliance by such Acquired Entity with any obligations to protect privacy, data protection or data security with respect to User Data or Personal Data. None of the Acquired Entities has pending, current, or prior letters, complaints, subpoenas, court orders, consent decrees, citations, administrative actions, notifications or other claims from a state, federal, national or multi-national governmental entity, or another person alleging breach with respect any Acquired Entity of any of the Information Privacy and Security Laws, and it is not aware of any information that would provide a reasonable basis for any party to assert any such claim or breach, whether or not such Acquired Entity would have grounds to contest any such assertion, claim or alleged breach. None of the Acquired Entities has been fined, penalized, sanctioned, or otherwise required to pay a monetary judgment by any Governmental Body, or entered into any voluntary settlement with any party, in each case, under the Information Privacy and Security Laws, and no claim for such monetary judgments is outstanding, and none of the Acquired Entities is aware of any information that could reasonably support a claim for such compensation being made.

(vii)    Neither the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements, will result in any violation of any Acquired Entity Privacy Policy, Acquired Entity Contract, or any of the Information Privacy and Security Laws.

(r)    Use of Data. The Acquired Entities have all necessary and required lawful bases, authorizations or rights in the data contained in the Acquired Entity Data to operate the businesses of the Acquired Entities immediately after Closing as the Acquired Entities had before Closing.

(s)    Information Security. Each Acquired Entity has established and is in compliance with a written information security program that: (i) includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of transactions Personal Data and Acquired Entity Data; (ii) is designed to protect against unauthorized use, access, interruption, modification or corruption of the Acquired Entity IT Systems, Acquired Entity Data; (iii) uses reasonable encryption methods for transmission of User Data across wireless and wired networks and storage of User Data according to its sensitivity and proportional to the risk that the inappropriate use or disclosure of that information would cause financial, physical, or reputational harm to an individual or any Acquired Entity customer or client; and (iv) to the extent applicable satisfies the requirements of the Payment Card Industry Data Security Standard, as adopted by the PCI Security Standards Council, LLC, as may be revised from time to time (the “PCI DSS”), and all applicable Legal Requirements, including, as applicable, Massachusetts’ Information Security Regulations, 201 CMR § 17.00. None of the Acquired Entities has either provided, or been required to provide, notice to an individual, business entity, or Governmental Body relating to a cybersecurity incident or the unauthorized access to or acquisition of User Data or Personal Data under any applicable data breach notification law, and each Acquired Entity is aware of no information that could reasonably support a requirement that any such notice must be provided. There has been no unauthorized or illegal use of, access to or acquisition of any of the Acquired Entity Databases or Acquired Entity Data in the possession of, or on behalf of, an Acquired Entity. All known material vulnerabilities of each Acquired Entity identified through internal audits, third party penetration testing or otherwise have been fully remediated by such Acquired Entity.

(t)    Information Technology. All Acquired Entity IT Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry, including the PCI DSS, to ensure proper operation, monitoring and use, and each Acquired Entity is currently and has at all times been certified to be in compliance with PCI DSS as required by PCI. The Acquired Entity IT Systems are in good working condition and do not contain any viruses, bugs, or vulnerabilities identified in the U.S. National Vulnerability Database maintained by the Department of Homeland Security and the National Institute of Standards and Technology, faults or other devices or effects that would (A) enable or assist any person to access without authorization the Acquired Entity IT Systems, Acquired Entity Databases or Acquired Entity Data, or (B) otherwise materially adversely affect the functionality of the Acquired Entity IT Systems. None of the Acquired Entities has experienced within the past four years any material disruption to, or material interruption in, the conduct of business attributable to a defect, bug, breakdown or other failure or deficiency of the Acquired Entity IT Systems, in each case, that was not promptly and fully remedied in the ordinary course of business. Each Acquired Entity has taken commercially reasonable measures to provide for the back-up and recovery of the Acquired Entity Data in the possession of, or on behalf of, an Acquired Entity (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of such Acquired Entity. None of the Acquired Entities is in breach of any Contract related to any Acquired Entity IT System or is aware of any event that, with the passage of time or the giving of notice, or both, would constitute a breach of any Acquired Entity Contract related to any Acquired Entity IT System or the requirements of the PCI DSS.

2.11    Contracts.

(a)    List of Contracts. Part 2.11(a) of the Disclosure Schedule completely and accurately identifies each of the following Contracts in effect, or having remaining rights or obligations, as of the date of this Agreement:

(i)    each Acquired Entity Contract for the employment or service of any individual on a full-time, part-time, consulting, independent contractor, or other basis, but excluding those Acquired Entity Contracts that are at-will and may be terminated by the applicable Acquired Entity without liability to the applicable Acquired Entity (other than payment of: (A) statutory separation payments; (B) base salary, wages or consulting or advisory fees for services rendered through the date of termination of services; and/or (C) reimbursement of travel expenses or other out-of-pocket expenses of a routine nature incurred by such individual in the course of performing such individual’s duties for the applicable Acquired Entity);

(ii)    each Acquired Entity Contract between any Acquired Entity and any Acquired Entity Service Provider pursuant to which: (A) benefits would vest, amounts would become payable or the terms of which would otherwise be altered by virtue of the consummation of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events); (B) any Acquired Entity is or may become obligated to make any severance, termination, termination indemnity or redundancy, retention, gross-up or similar payment to any Acquired Entity Service Provider, other than statutory separation payments; or (C) any Acquired Entity is or may become obligated to make any bonus, incentive compensation or similar payment (other than in respect of salary, wages, consulting or advisory fees or statutory separation payments) to any Acquired Entity Service Provider;

(iii)    any Acquired Entity Contract with any labor union or association representing any Acquired Entity Service Provider;

(iv)    each Acquired Entity Contract which provides for indemnification of any Acquired Entity Service Provider;

(v)    each Acquired Entity Contract relating to the voting and any other rights or obligations of a stockholder or equity interest holder of any of the Acquired Entities;

(vi)    each Acquired Entity Contract relating to the merger, consolidation, reorganization or any similar transaction involving or with respect to any Acquired Entity;

(vii)    each Acquired Entity Contract that is a joint development agreement, technical collaboration agreement, agreement relating to the joint ownership of any Intellectual Property or Intellectual Property Rights or similar agreement entered into by any Acquired Entity;

(viii)    each Acquired Entity Contract relating to the hosting of any Acquired Entity Product;

(ix)    each Acquired Entity Contract for the advertising or promotion of the business, including telemarketing and database marketing, of any Acquired Entity or pursuant to which any third parties advertise or have links to their branding or their websites displayed on any Acquired Entity Website, in each case with an expected per annum aggregate value in excess of $25,000;

(x)    each Acquired Entity Contract relating to the acquisition, sale, spin-off or outsourcing of any business unit or operation of any Acquired Entity;

(xi)    each Acquired Entity Contract creating or relating to any partnership, joint venture, strategic alliance or any sharing of revenues, profits or losses or similar arrangement;

(xii)    each Acquired Entity Contract imposing any restriction on any Acquired Entity: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from or to associate with the branding of any other Person, to sell, market or promote any product or other asset to or perform any services for any other Person, or to transact business or deal in any other manner with any other Person; (C) involving the grant of “most favored nation” status to any Person or any exclusive or preferential rights to acquire, provide, sell or distribute any product or other asset or any services of any Acquired Entity to any Person; (D) to develop or distribute any Acquired Entity Owned IP (including any Acquired Entity Owned Software); or (E) to use any Acquired Entity Owned IP (including any Acquired Entity Owned Software);

(xiii)    each Acquired Entity Contract: (A) granting exclusive rights to license, market, sell, support, make available or deliver any product or other asset or service of any Acquired Entity, or of users of any marketplace, Computer Software, website, or service of any Acquired Entity; (B) otherwise contemplating an exclusive relationship between any Acquired Entity and any other Person, including with respect to advertising; or (C) contemplating the release of Source Code to any Person other than any Acquired Entity;

(xiv)    each Acquired Entity Contract creating or involving any referral or agency relationship, sales representative, channel partner, distribution or reseller arrangement or franchise relationship;

(xv)    each Acquired Entity Contract regarding the acquisition, issuance or transfer of any securities and each Acquired Entity Contract affecting or dealing with any securities of any Acquired Entity including any restricted share agreements or securities escrow agreements;

(xvi)    each Acquired Entity Contract for the sale of any of the assets of any Acquired Entity, other than in the ordinary course of business, or for the grant to any Person of any preferential rights to purchase any of the assets of any Acquired Entity;

(xvii)    each Acquired Entity Contract involving any loan, guaranty, pledge, performance or completion bond or indemnity or surety arrangement or otherwise relating to the incurrence, assumption or guarantee of any Indebtedness by any Acquired Entity or imposing an Encumbrance on any of the assets of any Acquired Entity, in each case other than: (A) pursuant to advances made to any employees in the ordinary course of business; or (B) providing for indemnification of directors and officers;

(xviii)    each lease, lease guaranty, sublease, license or other Acquired Entity Contract for the leasing, use or occupancy of the Properties;

(xix)    each Acquired Entity Contract relating to the purchase or sale of any asset by or to, or the performance of any services by or for, any Related Party (other than offer letters and option agreements entered into in the ordinary course of business);

(xx)    each Acquired Entity Contract relating to any liquidation or dissolution of any Acquired Entity;

(xxi)    each Acquired Entity Contract pursuant to which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Acquired Entity;

(xxii)    any Acquired Entity Contract: (A) containing “standstill” or similar provisions; or (B) providing any right of first negotiation, right of first refusal or similar right to any Person;

(xxiii)    all material Acquired Entity Contracts with any Governmental Body;

(xxiv)    any Acquired Entity Contract that contemplates or involves: (A) the payment or delivery of cash or other consideration by any Acquired Entity in an amount or having a value in excess of $150,000 individually, or $250,000 in the aggregate, in each case on a per annum basis, when taken together with all other Acquired Entity Contracts involving such Person or such Person’s Affiliates; or (B) the performance of services having a value in excess of $250,000 individually, or $500,000 in the aggregate, in each case on a per annum basis, when taken together with all other Acquired Entity Contracts involving such Person or such Person’s Affiliates, in each case, except: (1) as disclosed in Part 2.11(a)(ii) of the Disclosure Schedule; or (2) Acquired Entity Contracts with Acquired Entity Service Providers that are at-will and may be terminated by the applicable Acquired Entity without liability to the applicable Acquired Entity (other than payment of: (x) statutory separation payments; (y) base salary, wages or consulting or advisory fees for services rendered through the date of termination of services; and/or (z) reimbursement of travel expenses or other out-of-pocket expenses of a routine nature incurred by such individual in the course of performing such individual’s duties for the applicable Acquired Entity);

(xxv)    each Acquired Entity Contract and each Contract entered into by any Affiliate of any Acquired Entity in settlement of any Legal Proceeding or other dispute; and

(xxvi)    each Acquired Entity Contract under which the consequences of a default, breach or termination would reasonably be expected to have a Material Adverse Effect.

Contracts in the respective categories described in clauses “(i)” through (xxviii)” above, all Contracts identified, or required to be identified, in Part 2.11(a) of the Disclosure Schedule, and all Contracts identified, or required to be identified or expressly excluded from the requirement to be disclosed, in Parts 2.10(d), 2.10(e), 2.10(f) and 2.15(a) of the Disclosure Schedule are collectively referred to in this Agreement as “Material Contracts.”

(b)    Delivery of Contracts. The Company has made available to Parent accurate and complete copies of all written Material Contracts in effect as of the date of this Agreement, including all amendments thereto. Part 2.11(b) of the Disclosure Schedule provides an accurate and complete description of the material terms of each Material Contract that is not in written form. Each Material Contract is valid and in full force and effect (other than Material Contracts that expire by their terms after the date of this Agreement), and, assuming due execution and delivery by the other parties thereto, is enforceable by each Acquired Entity in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)    No Breach. None of the Acquired Entities has violated or breached, or committed any default under, any Acquired Entity Contract, which remains uncured, and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Material Contract which remains uncured. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to: (i) result in a material violation or material breach by an Acquired Entity (or, to the Knowledge of the Company, any other Person) of any of the provisions of any Acquired Entity Contract; (ii) to the Knowledge of the Company, result in a material violation or material breach by any Person other than an Acquired Entity of any of the provisions of any Material Contract; (iii) give any Person other than an Acquired Entity the right to declare a default or exercise any remedy under any Acquired Entity Contract; (iv) give any Person other than an Acquired Entity the right to accelerate the maturity or performance of any Acquired Entity Contract; or (v) give any Person other than an Acquired Entity the right to cancel, terminate or modify any Acquired Entity Contract. Since January 1, 2018: (A) no, Acquired Entity has received any written (or, to the Knowledge of the Company, other) notice regarding any actual or alleged violation or breach of, or default under, any Acquired Entity Contract; and (B) none of the Acquired Entities has waived any of its respective material rights under any Material Contract.

(d)    No Renegotiation. No Person has a contractual right pursuant to the terms of any Material Contract to unilaterally renegotiate any amount paid or payable to any Acquired Entity under any Material Contract or any other material term or provision of any Material Contract.

(e)    User Agreements. The Company has made available to Parent each Acquired Entity User Agreement currently in effect. Each and every user of each Acquired Entity Website and Acquired Entity Owned Software is bound to an Acquired Entity User Agreement.

2.12    Compliance with Legal Requirements.

(a)    Compliance. Each of the Acquired Entities is, and has at all times been, in compliance in all material respects with all Legal Requirements that are applicable to it or to the conduct of its business or to the ownership of its assets or to the distribution or making available of Acquired Entity Owned Software or Acquired Entity Products. No event has occurred, and no condition or circumstance exists, that will (with or without notice or lapse of time) constitute or result in a material violation by any Acquired Entity of, or a failure on the part of any Acquired Entity to comply in all material respects with, any such applicable Legal Requirement. Except as set forth in Part 2.12(a) of the Disclosure Schedule, since January 1, 2013, no Acquired Entity has received any written (or, to the Knowledge of the Company, other) notice from any Person regarding any actual or alleged violation of, or failure to comply with, any applicable Legal Requirement.

(b)    Foreign Corrupt Practices and Anti-Bribery. None of the Acquired Entities nor any Representative of any Acquired Entity with respect to any matter relating to any Acquired Entity, has: (i) used any funds for unlawful contributions, loans, donations, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made or agreed to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (iii) taken any action that would constitute a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd 1 et seq. or its equivalent in any jurisdiction where any Acquired Entity conducts business, if the Acquired Entities were subject thereto; or (iv) made or agreed to make any other unlawful payment.

2.13    Governmental Authorizations; No Subsidies.

(a)    Governmental Authorizations. Part 2.13(a) of the Disclosure Schedule identifies each material Governmental Authorization held by the Acquired Entities, and the Company has made available to Parent accurate and complete copies of all Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule. The Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the respective Acquired Entity to conduct its business in the manner in which its business is currently being conducted in accordance with all applicable Legal Requirements. Each Acquired Entity is, and has at all times been, in material compliance with the terms and requirements of the respective Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule. Except as set forth in Part 2.13(a) of the Disclosure Schedule, since January 1, 2015, no Acquired Entity has received any written (or, to the Knowledge of the Company, other) notice from any Governmental Body regarding: (i) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization; (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization; or (iii) any actual or possible failure to obtain or receive any Governmental Authorization required to be obtained or received. None of the Acquired Entity IP or any of the Acquired Entity Products or Acquired Entity Software is subject to import or export licensing requirements.

(b)    No Subsidies. None of the Acquired Entities possesses (or has ever possessed) or has any rights or interests with respect to (or has ever had any rights or interests with respect to) any grants, incentives or subsidies from any Governmental Body.

2.14    Tax Matters.

(a)    Tax Returns and Payments. All Tax Returns required to have been filed by, on behalf of, or with respect to, any Acquired Entity (the “Acquired Entity Returns”) have been timely and properly filed and are accurate and complete in all material respects and disclose all Taxes required to be paid by, or with respect to, any Acquired Entity for the periods covered thereby. No extension of time within which to file any Acquired Entity Return is currently in effect (other than routine extensions available by statute). All Taxes (whether or not shown on any Tax Return) for which any Acquired Entity may be liable have been timely and properly paid. The amount of the inclusion required pursuant to Section 965 of the Code with respect to all Acquired Entities is set forth on Part 2.14(a) of the Disclosure Schedule. The Company has made available to Parent accurate and complete copies of all Tax Returns filed by, on behalf of, or with respect to, any Acquired Entity since December 31, 2014. To the Knowledge of the Company, there are no jurisdictions in which any Acquired Entity is required to file a material Tax Return other than the jurisdictions in which such Acquired Entity has filed Tax Returns. Since December 31, 2014, no written claim has been made by a Governmental Body in a jurisdiction where no Acquired Entity pays Taxes or files Tax Returns asserting that an Acquired Entity is or may be subject to Taxes assessed by such jurisdiction. Each of the Company Financial Statements and the Unaudited Interim Balance Sheet properly and adequately accrues or reserves for all actual and contingent Liabilities for Taxes with respect to all periods through the dates thereof in accordance with the Company Account Principles. The Acquired Entities will establish, in the ordinary course of business and consistent with their past practices, reserves adequate for the payment of all Taxes for the period from the date of the Unaudited Interim Balance Sheet through the Closing Date. No Acquired Entity has incurred any liability for Taxes since the Unaudited Interim Balance Sheet outside of the ordinary course of business.

(b)    Audits; Claims. Since December 31, 2014, no Acquired Entity Return has been examined or audited by any Governmental Body. Since December 31, 2014, no Acquired Entity has received from any Governmental Body any: (i) written (or, to the Knowledge of the Company, other) notice indicating an intent to open an audit or other review with respect to any Tax or any Acquired Entity Return; (ii) request for information related to Tax matters; or (iii) written (or, to the Knowledge of the Company, other) notice of deficiency or proposed Tax adjustment. No extension or waiver of the limitation period applicable to any Tax has been granted by or requested from any Acquired Entity that is currently in effect. No assessment, investigation, claim or Legal Proceeding is pending, proposed or, to the Knowledge of the Company, threatened against any Acquired Entity in respect of any Tax. There are no liens for Taxes upon any of the assets of any Acquired Entity except liens for current Taxes not yet due and payable (and for which there are adequate accruals, in accordance with the Company Accounting Principles). No power of attorney has been granted with respect to any matter related to Taxes of any Acquired Entity that on the Closing Date will be in effect.

(c)    Parachute Payments. No payment or benefit that could be made or provided by or on behalf of any Acquired Entity in connection with the Merger or any other transactions contemplated by this Agreement (either alone or in connection with any other event) could constitute an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provisions of state, local, or foreign Tax law). No Acquired Entity has any obligation to make any “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 of the Code.

(d)    Tax Sharing Agreements; Etc. No Acquired Entity will be required to include any item of income or gain in, or exclude any item of deduction or loss or other Tax benefit from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, open transaction, election under Section 108(i) of the Code or prepaid amount received outside the ordinary course of business, in each case made on or prior to the Closing Date. No Acquired Entity is a party to, or bound by, any Tax allocation, Tax indemnity or Tax sharing agreement, and no Acquired Entity will have any liability pursuant to, or as a result of, any Tax allocation, Tax indemnity or Tax sharing agreement after the date of this Agreement (excluding in each case, the provisions of any commercial agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes). No Acquired Entity has any contractual obligation to pay the amount of any Tax benefits or Tax refunds realized or received by any Acquired Entity (or an amount in reference to any such Tax benefits or Tax refunds realized or received) to any former shareholder(s) or other Person(s). No Acquired Entity has been a member of any Affiliated Group (other than a group of which the Company is the common parent) and, other than as described in Parts 2.1(d) and 2.14(d) of the Disclosure Schedule, no Acquired Entity currently has or has had any direct or indirect ownership interest in any corporation, partnership, joint venture or other entity. No Acquired Entity has Liability for the Taxes of any other Person under United States Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Legal Requirement), as a transferee or successor, or by Contract (other than pursuant to a commercial agreement entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes). The sale of the shares of Company Capital Stock pursuant to this Agreement is not subject to the rules of United States Treasury Regulations Section 1.1502-36. No election under United States Treasury Regulations Section 301.7701-3 with respect to the federal income tax classification of the Company has been made. No Acquired Entity has made any election pursuant to Section 965(h)(1) of the Code to pay any “net tax liability” (as described in Section 965(h)(6) of the Code) in installments or an election pursuant to Section 965(n) of the Code in calculating any net operating loss or taxable income net of any net operating loss carryovers.

(e)    Distributed Stock. No Acquired Entity has been a “distributing corporation” or a “controlled corporation” in connection with a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar provision of state, local or foreign Legal Requirement).

(f)    Tax Holidays. Part 2.14(f) of the Disclosure Schedule sets forth all Tax exemptions, Tax holidays, Tax concessions or other similar Tax reduction agreements with a Taxing authority that are applicable to any Acquired Entity. The Company has made available to Parent all documentation relating to such Tax exemptions, Tax holidays, Tax concessions or other similar Tax reduction agreements or arrangements. Each Acquired Entity is in compliance with the requirements for any such Tax exemption, Tax holiday, Tax concession or other Tax reduction agreement or arrangement and none of the Tax exemptions, Tax holidays, Tax concessions or other Tax reduction agreements or arrangements will be jeopardized or altered by, or could be subject to clawback or recapture as a result of, (i) the transactions contemplated by this Agreement or (ii) a failure by any Acquired Entity to satisfy one or more requirements on which such Tax exemption, Tax holiday, Tax concession or other Tax reduction agreement or arrangement is, or was, conditioned.

(g)    Section 481 or Section 263A. No Acquired Entity is currently, or for any period for which a Tax Return has not been filed will be, required to include any adjustment in Taxable income for any Tax period (or portion thereof) ending on or prior to the Closing Date pursuant to Section 481 or Section 263A of the Code (or any comparable provision under state, local or foreign Tax laws) as a result of transactions, events or accounting methods employed prior to the Merger.

(h)    Section 6662. Each Acquired Entity has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or foreign Legal Requirement).

(i)    Tax Shelters. No Acquired Entity has consummated or participated in, or is currently participating in, any transaction which was or is a “tax shelter” transaction, as defined in Section 6662 or Section 6111 of the Code or the United States Treasury Regulations promulgated thereunder. No Acquired Entity has participated in, or is currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or United States Treasury Regulations Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local or foreign Legal Requirement.

(j)    Section 1503. No Acquired Entity has incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(k)    Foreign Tax. Each Acquired Entity has in its possession official foreign government receipts for any Taxes paid by it, or paid on its behalf, to any foreign Governmental Body of a type for which receipts are customarily provided. No Acquired Entity has a permanent establishment in any country other than the country in which it is organized, as defined in any applicable Tax treaty or convention between the country in which it is organized and such other country, or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(l)    Section 897. No Acquired Entity is or has been a “United States real property holding corporation” within the meaning of Section 897 or Section 1445 of the Code, and each Acquired Entity has filed with the Internal Revenue Service all statements, if any, which are required under United States Treasury Regulations Section 1.897-2(h)(2).

(m)    Tax Withholding. All Taxes which any Acquired Entity is, or has been, required by any Legal Requirement to withhold or to collect for payment have been duly withheld and collected and have been timely paid to the appropriate Governmental Body, and each Acquired Entity has complied in all material respects with all reporting and record retention requirements related to such Taxes. Each Acquired Entity has complied in all material respects with the Foreign Account Tax Compliance Act (FATCA), codified in Sections 1471 through 1474 of the Code, including all regulations issued by the U.S. Department of Treasury and/or the Internal Revenue Service pursuant thereto, and all intergovernmental agreements and other agreements entered into pursuant to Section 1471(b) of the Code.

(n)    Indebtedness. None of the outstanding Indebtedness of any Acquired Entity constitutes indebtedness with respect to which any interest deductions may be disallowed under Section 163(i), Section 163(l) or Section 279 of the Code or under any other provision of applicable Legal Requirements.

(o)    Section 409A. No Acquired Entity Employee Plan or any grants, awards, compensation or benefits provided to an Acquired Entity Service Provider by or on behalf of any Acquired Entity are subject to Section 409A of the Code or, if subject to Section 409A of the Code, have failed or will fail prior to the Effective Time or by virtue of the Closing, in form or operation, to meet the requirements of Section 409A of the Code. The Company has no obligation to make any “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A of the Code.

(p)    CFC and PFIC. Other than described in Part 2.14(r) of the Disclosure Schedule, currently, none of the Acquired Entities: (i) is a “controlled foreign corporation” as defined in Section 957 of the Code; or (ii) is a “passive foreign investment company” within the meaning of Section 1297 of the Code. No Acquired Entity that is a controlled foreign corporation owns any “United States property” as defined in Section 956 of the Code that would result in an inclusion of income under Code section 951.

(q)    Tax Rulings; Etc. There are no Tax rulings, requests for rulings or technical advice, requests for changes in accounting methods, or closing agreements relating to Taxes pending or currently in effect for which any Acquired Entity may be liable that would affect any Acquired Entity’s Liability for Taxes for any taxable period ending after the Closing Date. No Acquired Entity has entered into any Contract with any Governmental Body that requires it to take any action or to refrain from taking any action relating to Taxes. No Acquired Entity is a party to any Contract with any Governmental Body related to Taxes that would be terminated or adversely affected as a result of the transactions contemplated in this Agreement.

(r)    Net Operating Losses; Etc. The Company will have at least $50,000,000 of net operating loss carryovers as of the Closing, taking into account deductions arising from or related to the Merger and the other transactions contemplated by this Agreement; provided that, notwithstanding anything to the contrary in this Section 2.14, the Company makes no representations or warranties as to the condition or availability for use in any Taxable period (or portion thereof) after the Closing Date of any net operating loss, tax credit carryover or other similar Tax attribute of any Acquired Entity, including under any of Section 269, 382, 383, 384 or 1502 of the Code and the United States Treasury Regulations promulgated thereunder and comparable provisions of state, local or foreign Legal Requirement.

(s)    Tax Exempt Use Property; Etc. None of the assets reflected on the Company Financial Statements or the Unaudited Interim Balance Sheet is: (i) an asset or property that Parent or any of its Affiliates will be required to treat as being owned by any other Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, and in effect immediately before the enactment of the Tax Reform Act of 1986; (ii) tax-exempt use property within the meaning of Section 168(h) of the Code; (iii) tax-exempt bond financed property within the meaning of Section 168(g) of the Code; (iv) securing any Indebtedness, the interest of which is tax-exempt under Section 103(a) of the Code; (v) subject to a Section 467 rental agreement as defined in Section 467 of the Code; or (vi) properly treated as owned by a Person other than the applicable Acquired Entity for income Tax purposes.

(t)    International Boycott. No Acquired Entity has participated in, or cooperated with, an international boycott, within the meaning of Section 999 of the Code. No Acquired Entity has had operations which are or may hereafter become reportable under Section 999 of the Code.

(u)    Transfer Pricing. All transactions and agreements entered into between the Acquired Entities have been made on arm’s length terms. Each Acquired Entity has documented its transfer pricing methodologies in substantial compliance with the Code and the United States Treasury Regulations thereunder, including Section 482 and United States Treasury Regulations Section 1.6662-6, and any comparable provisions of any state, local or foreign laws.

(v)    DISCs; Etc. No Acquired Entity currently owns, or has owned, an interest in any: (i) domestic international sales corporation; or (ii) foreign sales corporation.

(w)    Gain Recognition Agreements. No Acquired Entity is a party to any gain recognition agreement under Section 367 of the Code.

(x)    Section 83(b). The Company has delivered to Parent correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate Internal Revenue Service center with respect to any shares of Company Capital Stock or other property issued by any Acquired Entity to any of its employees, non-employee directors, consultants or other service providers. A valid election under Section 83(b) of the Code was timely made in connection with any issuance of any shares of Company Capital Stock or other property issued by any Acquired Entity to any of its employees, non-employee directors, consultants or other service providers that was eligible for such an election.

2.15    Employment Matters; Benefit Plans.

(a)    Employee List. Part 2.15(a) of the Disclosure Schedule contains a list of all current Acquired Entity Service Providers as of the date of this Agreement, and correctly reflects: (i) their dates of employment or engagement (or service credited, if different from commencement date of employment or engagement); (ii) their job titles, and, solely with respect to independent contractors, a description of their duties/services provided; (iii) their rate of pay, whether hourly, salaried, piece rate, target commission, or calculated by some other measure; (iv) any other cash compensation payable to them (including housing allowances, compensation payable pursuant to bonus, incentive compensation opportunity, target variable compensation, deferred compensation, perquisites, allowances or commission arrangements or other cash compensation); (v) their employment status (including whether part-time or full-time, whether exempt or non-exempt, and whether an employee or independent contractor); (vi) their visa status or work permit status; (viii) any promises or commitments made to them with respect to changes or additions to their compensation or benefits or other work conditions; (ix) their paid time off and/or their sick leave and vacation balances; (x) whether they are “at-will” employees; (xi) leave of absence status and, if applicable, expected return to work date; and (xii) work location.

(b)    Labor Matters. None of the Acquired Entities is and none of the Acquired Entities has been, bound by or a party to, any collective bargaining agreement or other Contract with a labor organization, works council or similar Entity representing any Acquired Entity Service Providers. None of the Acquired Entities has a duty to bargain with or recognize any labor union or labor organization or other Person purporting to act as the exclusive bargaining representative of any Acquired Entity Service Provider of the Acquired Entities with respect to wages, hours or other terms and conditions or to engage in effects bargaining or other bargaining relating to or in connection with, or to provide advance notice of, any prior or contemplated transactions. There are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any current Acquired Entity Service Providers. No Acquired Entity has received a request by any labor union or labor organization to negotiate or enter into any such collective bargaining agreement. There is no union, works council, employee representative or other labor organization, which, pursuant to applicable Law, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement. None of the Acquired Entities is engaged, or, since January 1, 2016, has ever been engaged, in any unfair labor practice of any nature. There are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against any Acquired Entity before the U.S. National Labor Relations Board or any similar body in the United States or any other country in which any current Acquired Entity Service Providers perform services. No petition has been filed with the National Labor Relations Board or any similar type of agency requesting certification of a collective bargaining representative and no other union organizing efforts are pending or threatened. None of the Acquired Entities has had any strike, slowdown, work stoppage, lockout, job action or threat thereof, or question concerning representation, by or with respect to any of the current Acquired Entity Service Providers. No event has occurred, and, to the Knowledge of the Company, no condition or circumstance exists, that would or would reasonably be expected to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, labor dispute or union organizing activity or any similar activity or dispute.

(c)    At Will Employment. The employment or engagement of each of the current Acquired Entity Service Providers is terminable by each Acquired Entity at will and without penalty of Liability (other than: (i) statutory separation payments; (ii) base salary, wages or consulting advisory fees for services rendered through the date of termination of services; and/or (iii) reimbursement of travel expenses or other out-of-pocket expenses of a routine nature incurred by such individual in the course of performing such individual’s duties for the applicable Acquired Entity). The Company has delivered to Parent accurate and complete copies of all material employee manuals and handbooks, disclosure materials, policy statements, employee acknowledgments, and other materials relating to the employment of the Acquired Entity Service Providers in effect as of the date of this Agreement.

(d)    Employee Departures/Restrictions. To the Knowledge of the Company, no current Acquired Entity Service Provider: (i) intends to terminate such Acquired Entity Service Providers’ employment with such Acquired Entity; (ii) has received an offer to join a business that may be competitive with such Acquired Entity’s business; or (iii) is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that would reasonably be expected to have an adverse effect on: (A) the performance by such Acquired Entity Service Provider of any of his or her duties or responsibilities as an Acquired Entity Service Provider; or (B) such Acquired Entity’s business or operations. Part 2.15(d) of the Disclosure Schedule contains an accurate and complete list of each Acquired Entity Contract (and each Acquired Entity Service Provider who has executed any Acquired Entity Contract) containing provisions restricting any Acquired Entity Service Provider from competing with any Acquired Entity, soliciting or hiring Acquired Entity Service Providers, interfering with customers or business partners of any Acquired Entity and similar provisions. All Acquired Entity Contracts listed (or required to be listed) in Part 2.15(d) of the Disclosure Schedule are valid and enforceable in accordance with their respective terms.

(e)    Acquired Entity Employee Plans. Part 2.15(e) of the Disclosure Schedule contains an accurate and complete list of each Acquired Entity Employee Plan. None of the Acquired Entities intends, or has committed, to establish or enter into any new Acquired Entity Employee Plan, or to modify any Acquired Entity Employee Plan (except to conform any such Acquired Entity Employee Plan to the requirements of any applicable Legal Requirements, as previously disclosed to Parent in writing or as required by this Agreement).

(f)    Delivery of Documents. As applicable with respect to each Acquired Entity Employee Plan, the Company has delivered to Parent true, current and complete copies of: (i) all material documents setting forth the terms of each Acquired Entity Employee Plan, including all amendments thereto and all related trust documents or, with respect to any unwritten Acquired Entity Employee Plan, a written summary thereof; (ii) the most recent summary plan description together with the summaries of material modifications thereto, if any; (iii) all material written Contracts, including administrative service agreements and group insurance contracts; (iv) the annual reports (Form 5500 series) for the last three complete plan years; (v) the most recent determination, advisory or opinion letter from the U.S. Internal Revenue Service relating to the tax-qualified status of the Acquired Entity Employee Plan; (vi) all material written materials provided to any Acquired Entity Service Provider relating to any Acquired Entity Employee Plan and any proposed Acquired Entity Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any Liability to any Acquired Entity; (vii) all material correspondence to or from any Governmental Body relating to any Acquired Entity Employee Plan; (viii) nondiscrimination and coverage testing results for the three most recent plan years; and (ix) all material written agreements and Contracts relating to each Acquired Entity Employee Plan, including administrative service agreements, trust agreements, loan policies, and insurance Contracts.

(g)    Absence of Certain Retiree Liabilities. No Acquired Entity has any current, future or contingent obligation or liability to provide, under any Acquired Entity Employee Plan or otherwise, any life insurance, health benefits or other employee welfare benefits to any Person for any reason after such Person terminates employment or services, except as may be required by applicable Legal Requirements and at the sole expense of the participant or the participant’s dependent or beneficiary.

(h)    Absence of Certain Plans and Related Liabilities. No Acquired Entity, nor any ERISA Affiliate, has ever maintained, been a participating employer, contributed to, or has had any liability (contingent or otherwise) with respect to: (i) any multiemployer plan as defined in Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code; (ii) any multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code; (iii) any other employee benefit plan, fund, program, Contract or arrangement that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA; (iv) any multiple employer welfare arrangement as defined under Section 3(40)(A) of ERISA; (v) any self-insured plan (including any such plan pursuant to which a stop loss policy or Contract applies); or (vi) any plan maintained or sponsored by a professional employer organization. No Acquired Entity Employee Plan provides, or is obligated to provide, welfare benefits to any person who is not a current or former employee of an Acquired Entity (or dependent thereof). No Acquired Entity has terminated an employee benefit plan for which any Acquired Entity would reasonably be expected to have any existing or continuing liability or obligation (contingent or otherwise) relating thereto.

(i)    No Defaults. Each Acquired Entity has performed in all material respects all obligations required to be performed by it under each Acquired Entity Employee Plan and is not in default or violation of, and none of the Acquired Entities has Knowledge of any default or violation by any other party to, the terms of any Acquired Entity Employee Plan. Each of the Acquired Entity Employee Plans (and each related trust, insurance contract or fund) has been operated and administered in accordance with its terms and all applicable Legal Requirements, including the applicable requirements under the Code, ERISA, and the ACA, in each case in all material respects. All required contributions to, and payments from or in connection with, any Acquired Entity Employee Plan have been timely made in accordance with the terms of such Acquired Entity Employee Plan, applicable Contracts and applicable Legal Requirements, in each case in all material respects, and all contributions for any period ending on or before the Closing Date which are not yet due are reflected as an accrued Liability on the Unaudited Interim Balance Sheet. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred in connection with which any Acquired Entity would reasonably be expected to have any material liability (including on account of an indemnification obligation). No Acquired Entity has any material liability (including material liability on account of an indemnification obligation or an ERISA Affiliate) with respect to or under Section 502(i) of ERISA or Chapter 43 of the Code or on account of a violation of Part 6 of Subtitle B of Title I of ERISA, and to the Knowledge of the Company, nothing has occurred that would reasonably be expected to subject any Acquired Entity to such liability. Each Acquired Entity Employee Plan can be amended, terminated or otherwise discontinued after the date of this Agreement, without Liability to any Acquired Entity or Parent (other than ordinary and reasonable administrative expenses typically incurred in a termination event).

(j)    No Conflict. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will or may (either alone or upon the occurrence of any additional or subsequent events): (i) constitute an event under any Acquired Entity Employee Plan, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits (through a grantor trust or otherwise) with respect to any Acquired Entity Service Provider; or (ii) create or otherwise result in any Liability with respect to any Acquired Entity Employee Plan (except to conform any such Acquired Entity Employee Plan to the requirements of any applicable Legal Requirements or as required by this Agreement).

(k)    Compliance. Each Acquired Entity: (i) is, and at all times has been, in compliance with all applicable Legal Requirements, Contracts and Orders respecting employment, hiring practices, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including Legal Requirements and Orders relating to discrimination, wages and hours, overtime, reimbursements, labor relations, leaves of absence including sick leave laws, work breaks, classification of employees (including exempt and independent contractor status), occupational health and safety, privacy, harassment, discrimination, retaliation, disability rights and benefits, reasonable accommodation, equal employment, fair employment practices, immigration, wrongful discharge or violation of the personal rights of Acquired Entity Service Providers (or prospective employees or other service providers), including, but not limited to, the Worker Adjustment and Retraining Notification Act (and any similar foreign, provincial, state or local statute or regulation) (collectively “WARN Act”), in each case in all material respects; (ii) has not effectuated a “plant closing,” “termination,” “relocation,” or “mass layoff” as those terms are used in the WARN Act and similar laws nor has or will, prior to the Effective Time, any Acquired Entity become subject to any obligation under applicable Legal Requirements or otherwise to notify or consult with any Acquired Entity Service Provider, Governmental Body or other Person with respect to the impact of the transactions contemplated by this Agreement on the employment of any of the Acquired Entity Service Provider or the compensation or benefits provided to any of the Acquired Entity Service Providers; (iii) has properly accrued in the ordinary course of business and is not delinquent in payments to any of its current or former Acquired Entity Service Provider for any wages, overtime, salaries, commissions, bonuses, fees or other compensation for any services performed, directly or indirectly, for any Acquired Entity as of the date of this Agreement or amounts required to be reimbursed to such current or former Acquired Entity Service Provider and has no Liability for any arrears of wages, salaries, overtime pay, premium pay, commissions, bonuses, benefits, severance pay or other amounts due to any Acquired Entity Service Provider, including pursuant to any Contract, policy, practice or applicable Legal Requirement, or any Taxes or any penalty for failure to comply with any of the foregoing, in each case in all material respects; (iv) has no material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, worker’s compensation, social security or other benefits or obligations for any Acquired Entity Service Provider (other than routine payments to be made in the ordinary course of business consistent with past practice); and (v) to the Knowledge of the Company, none of the Acquired Entity’s policies or practices with respect to Acquired Entity Service Providers is currently being audited or investigated by any Governmental Body. Each Acquired Entity Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and, to the Knowledge of the Company, no circumstances exist: (A) which would reasonably be expected to result in loss of such qualification under Section 401(a) of the Code; or; or (B) which would reasonably be expected to result in a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation. Each such Acquired Entity Employee Plan has received a favorable determination, opinion or advisory letter from the Internal Revenue Service with respect to such qualification and the Tax-exempt status of its related trust, and, to the Knowledge of the Company, no circumstances exist which would reasonably be expected to result in Liability to any Acquired Entity in respect of such qualified status. No Acquired Entity Employee Plan is intended to meet the requirements of Section 501(c)(9) of the Code. No fiduciary (within the meaning of Section 3(21) of ERISA) of any Acquired Entity Employee Plan subject to Part 4 of Subtitle B of Title I of ERISA has committed a breach of fiduciary duty with respect to that Acquired Entity Employee Plan that would reasonably be expected to subject any Acquired Entity or an Acquired Entity Service Provider to any material Liability (including material Liability on account of an indemnification obligation). None of the Acquired Entities has incurred any excise Taxes under Chapter 43 of the Code with respect to any Acquired Entity Employee Plan and nothing has occurred with respect to any Acquired Entity Employee Plan that would reasonably be expected to subject any Acquired Entity to any such Taxes. None of the Acquired Entities, nor any ERISA Affiliate of any Acquired Entity, has any material liability of any kind whatsoever, whether known or unknown, direct, indirect, contingent or otherwise: (x) on account of any violation of the health care requirements of Part 6 or 7 of Title I of ERISA or Section 4980B or 4980D of the Code; or (y) under Section 502(i) or 502(l) of ERISA or Section 4975 of the Code.

(l)    Labor Relations and Claims. Each Acquired Entity has good labor relations, and the Company has no Knowledge of any facts indicating that the consummation of the Merger or any of the other transactions contemplated by this Agreement will have a material adverse effect on the labor relations of any Acquired Entity. Since January 1, 2016, there has been no Legal Proceeding, claim, investigation, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employee, employment Contract, or any other employment or labor matter including but not limited to those related to compensation, wages and hours, misclassification, leave of absence, office or plant closing notification, employment statute or regulation (including human rights and pay equity), records and files, privacy right, labor dispute, workers’ compensation policy or long term disability policy or similar policy subject to foreign Legal Requirements, occupational health and safety, retaliation, immigration, harassment, or discrimination matter involving any Acquired Entity Service Provider, including charges of unfair labor practices, retaliation, or harassment complaints. Each Acquired Entity is not and, since January 1, 2016, has not been, subject to any Order or private settlement contract in respect of any labor or employment matters. Each Acquired Entity is, and at all times has been, in compliance with the requirements of the Immigration Reform Control Act of 1986. Every employee who requires permission and/or authorization to work in the jurisdiction in which they carry out their employment had at the time of hire current and appropriate permission and/or authorization to work in that jurisdiction. Except as set forth in Part 2.15(l) of the Disclosure Schedule, there are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims, investigations or Legal Proceedings against the Acquired Entities under any workers’ compensation policy or long-term disability policy.

(m)    Claims Against Plans. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims, investigations or Legal Proceedings against any of the Acquired Entity Employee Plans, the assets of any of the Acquired Entity Employee Plans, or the Acquired Entity Employee Plan administrator or any fiduciary of the Acquired Entity Employee Plans with respect to the operation of such Acquired Entity Employee Plans (other than routine, uncontested benefit claims) or asserting any rights or claims to benefits under such Acquired Entity Employee Plan.

(n)    No Misclassification. Every Acquired Entity Service Provider, whether an exempt or non-exempt employee or non-employee contractor, is properly characterized for all purposes including but not limited to Taxes and Tax reporting, the Fair Labor Standards Act, applicable Legal Requirements governing the payment of wages (including overtime), unemployment insurance and worker’s compensation obligations, and for purposes of all Acquired Entity’s plans and perquisites. No Acquired Entity has any Liability for any misclassification of an Acquired Entity Service Provider, including of any employee as an independent contractor, any independent contractor as an employee or any non-exempt employee as an exempt employee. No independent contractor is eligible to participate in any Acquired Entity Employee Plan.

2.16    Environmental Matters. Each of the Acquired Entities has at all times been and is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by each respective Acquired Entity of all Environmental Licenses and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. Since January 1, 2016, none of the Acquired Entities has received any written (or, to the Knowledge of the Company, other) notice from any Person that alleges that any Acquired Entity is not in compliance with any Environmental Law. None of the Acquired Entities has caused or contributed to any Environmental Release. No Contaminants are stored or contained on or under any of the Properties whether in storage tanks, landfills, pits, ponds, lagoons or otherwise. All Environmental Licenses and other Governmental Authorizations currently held by any Acquired Entity pursuant to Environmental Laws are identified in Part 2.16 of the Disclosure Schedule. The Company has made available to Parent accurate and complete copies of all internal and external environmental audits and studies in its possession or control, if any, relating to each Acquired Entity or its operations and all correspondence on substantial environmental matters relating to any Acquired Entity or its operations.

2.17    Insurance. Part 2.17 of the Disclosure Schedule identifies each insurance policy maintained by, at the expense of or for the benefit of each Acquired Entity as of the date of this Agreement and identifies any material claims made thereunder as of the date of this Agreement. The Company has made available to Parent accurate and complete copies of the insurance policies identified on Part 2.17 of the Disclosure Schedule. Each of the insurance policies identified in Part 2.17 of the Disclosure Schedule is in full force and effect. Since January 1, 2017, no Acquired Entity has received any written (or, to the Knowledge of the Company, other) notice regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal of any coverage or rejection of any claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. There are no self-insurance arrangements affecting any Acquired Entity.

2.18    Transactions with Related Parties. No Related Party: (a) has, or has had, any interest in any material asset used in or otherwise relating to the business of any Acquired Entity; (b) is, or has been, indebted to any Acquired Entity (other than for ordinary travel advances or other out-of-pocket expenses of a routine nature incurred by such Related Party in the course of performing such Related Parties’ duties for the applicable Acquired Entity); (c) has entered into, or has had any financial interest in, any Material Contract, transaction or business dealing with or involving any Acquired Entity; (d) is competing, or has at any time competed, with any Acquired Entity; and (e) has any claim or right against any Acquired Entity (other than rights under Company Options and/or Company RSUs and rights to receive compensation for services performed as an Acquired Entity Service Provider).

2.19    Legal Proceedings; Orders.

(a)    Legal Proceedings. There is no pending Legal Proceeding or, to the Knowledge of the Company, investigation and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding or investigation: (i) that involves any Acquired Entity, or in which any Acquired Entity is a plaintiff, complainant or defendant with respect to any of the assets owned or used or any products or services provided by any Acquired Entity or any Person whose Liability for such Legal Proceeding or investigation any Acquired Entity has or may have retained or assumed, either contractually or by operation of law; (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement; or (iii) that relates to the ownership of any capital stock of any Acquired Entity, or any option or other right to the capital stock or other securities of any Acquired Entity, or right to receive consideration as a result of this Agreement. Since January 1, 2016, no Legal Proceeding or, to the Knowledge of the Company, investigation has been commenced by or against, or, to the Knowledge of the Company, threatened against, any Acquired Entity.

(b)    Orders. There is no Order to which any Acquired Entity, or any of the assets owned or used or any products or services provided by any Acquired Entity, is subject. To the Knowledge of the Company, no Acquired Entity Service Provider is subject to any Order that prohibits such Acquired Entity Service Provider from engaging in or continuing any conduct, activity or practice relating to the respective Acquired Entity’s business.

2.20    Authority; Binding Nature of Agreement; Inapplicability of Anti-takeover Statutes.

(a)    Authority; Binding Nature. The Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement and under each other agreement, document or instrument referred to in or contemplated by this Agreement to which the Company is or will be a party; and the execution, delivery and performance by the Company of this Agreement and of each such other agreement, document and instrument have been duly authorized by all necessary action on the part of the Company and its board of directors and, prior to the Effective Time, its stockholders. This Agreement and each other agreement, document and instrument referred to in or contemplated by this Agreement to which the Company is a party constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)    Board Approval. The Company’s board of directors has: (i) unanimously determined that the Merger is advisable and fair and in the best interests of the Company and its stockholders; (ii) unanimously recommended the adoption of this Agreement by the holders of Company Capital Stock and directed that this Agreement and the Merger be submitted for consideration by the Company’s stockholders; (iii) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any state takeover law or similar Legal Requirement that might otherwise apply to the Merger or any of the other transactions contemplated by this Agreement; and (iv) determined the fair market value of each class and series of Company Capital Stock for purposes of Chapter 13 of the CGCL.

(c)    No Takeover Statute. No state or foreign “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute, regulation or similar Legal Requirement applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated hereby.

2.21    Non-Contravention; Consents. Except as set forth in Part 2.21 of the Disclosure Schedule, neither: (1) the execution, delivery or performance of this Agreement or the other agreements, documents or instruments referred to in this Agreement; nor (2) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any such other agreement, document or instrument, will (with or without notice or lapse of time):

(a)    contravene, conflict with or result in a violation of: (i) any of the provisions of any Charter Documents of any Acquired Entity; or (ii) any resolution adopted by the stockholders or members, board of directors or managers (or similar body) or any committee of the board of directors or managers, as applicable, of any Acquired Entity;

(b)    contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any Acquired Entity or any of the assets owned or used by any Acquired Entity, is subject;

(c)    contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any Acquired Entity or that otherwise relates to any Acquired Entity’s business or to any of the assets owned or used by any Acquired Entity;

(d)    contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any such Material Contract; (ii) accelerate the maturity or performance of any such Material Contract; or (iii) cancel, terminate or modify any such Material Contract, except, in each case, as would not be material to the Acquired Entities, taken as a whole; or

(e)    result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by any Acquired Entity (except for Permitted Encumbrances and minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any Acquired Entity).

Except as set forth in Part 2.21 of the Disclosure Schedule and for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, none of the Acquired Entities is and none of the Acquired Entities will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (x) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; or (y) the consummation of the Merger or any of the other transactions contemplated by this Agreement.

2.22    Significant Business Relationships. Part 2.22 of the Disclosure Schedule sets forth an accurate and complete list of: (i) the collective top 10 vendors and suppliers of the Acquired Entities for the year ended January 31, 2018; (ii) the top 10 customers of the Acquired Entities for the year ended January 31, 2018; and (iii) the top 10 channel partners of the Acquired Entities for the year ended January 31, 2018 (each of the foregoing Persons in clauses “(i)”, “(ii)” and “(iii)”, a “Key Business Partner”), together with the amount of purchases, payments or transactions attributable to each during the year ended January 31, 2018 and the eight-month period ended September 30, 2018. Since January 1, 2018 through the date of this Agreement, except in the ordinary course of business, no Key Business Partner has terminated its relationship with any Acquired Entity (other than as a result of the expiration of any written Contracts pursuant to its terms) or demanded a material reduction or change in the pricing or other terms of any of its existing Contracts with any Acquired Entity. None of the Acquired Entities is engaged in any material dispute with any Key Business Partner.

2.23    Export Control Laws. Except as set forth in Part 2.23 of the Disclosure Schedule, the Acquired Entities have conducted their respective export transactions in accordance in all material respects with all applicable provisions of United States export control and sanctions laws and regulations, including the Export Administration Regulations, administered by the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”), and the trade and economic sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). Without limiting the foregoing:

(a)    the Acquired Entities have obtained all export licenses and other approvals required for their respective exports of products, software and technologies from the United States (and Part 2.23 of the Disclosure Schedule sets forth the status of all such applications);

(b)    the Acquired Entities are in compliance in all material respects with the terms of all applicable export licenses or other approvals;

(c)    there are no pending or, to the Knowledge of the Company, threatened claims or investigations against the Acquired Entities with respect to such export licenses or other approvals;

(d)    the Acquired Entities have not done business, directly or indirectly, (1) in Cuba, Iran, North Korea, Crimea, Syria, and Sudan, each of which countries or territory are presently or were subject to an embargo by the United States or with persons of or ordinarily resident in those countries or territory; or (2) with any person listed on any of the U.S. government lists of prohibited or restricted persons, including the Specially Designated Nationals and Blocked Persons List and the Foreign Sanctions Evader List administered by OFAC or the Denied Persons or Entity List, administered by BIS, or any person owned or controlled by, or acting on behalf of, a person on any of the aforementioned US government lists;

(e)    no director, officer, employee or person otherwise affiliated with the Acquired Entities is listed on any of the U.S. government lists of prohibited or restricted parties or is owned or controlled, or acting on behalf of, a person on any such list;

(f)    there are no actions, conditions or circumstances pertaining to the Acquired Entities’ export transactions that would reasonably be expected to give rise to any future claims or investigations; and

(g)    no consents or approvals for the transfer of export licenses to Parent are required, except for such consents and approvals that the Acquired Entities will obtain prior to closing.

2.24    Vote Required. The affirmative vote of: (a) the holders of a majority of the outstanding shares of Company Capital Stock (voting together as a single class on an as-converted to Company Common Stock basis); (b) the holders of a majority of the outstanding shares of Company Common Stock (voting together as a single class); and (c) the holders of a majority of the outstanding shares of Company Preferred Stock (voting together as a single class on an as-converted to Company Common Stock basis), are the only votes of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the other transactions contemplated by this Agreement (the votes referred to in clauses “(a),” “(b)” and “(c)” of this sentence being referred to collectively as the “Required Merger Stockholder Votes”).

2.25    Brokers. Except as set forth in Part 2.25 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Acquired Entity. Part 2.25 of the Disclosure Schedule identifies each Person that is or may become entitled to receive any fee or other amount from any Acquired Entity for professional services performed or to be performed in connection with the Merger or any of the other transactions contemplated by this Agreement.

2.26    Information Statement. The information supplied by the Company for inclusion in the Information Statement will not, as of the date of the Information Statement: (i) contain any statement that is inaccurate or misleading with respect to any material fact; or (ii) omit to state any material fact necessary in order to make such information (in the light of circumstances under which it is provided) not false or misleading. The Information Statement shall comply with all applicable Legal Requirements.

3.	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows, to and for the benefit of the Company (with the understanding and acknowledgement that the Company would not have entered into this Agreement without being provided with the representations and warranties set forth herein, that the Company is relying on these representations and warranties along with other information provided by Parent and Merger Sub and their Representatives, and that these representations and warranties constitute an essential and determining element of this Agreement), as follows:

3.1    Organization and Standing. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

3.2    Authority; Binding Nature of Agreement. Parent and Merger Sub have the absolute and unrestricted right, power and authority to enter into and perform their obligations under this Agreement and under each other agreement, document and instrument referred to in this Agreement to which Parent or Merger Sub is a party; and the execution, delivery and performance by Parent and Merger Sub of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. No vote of Parent’s stockholders is needed to approve the Merger. This Agreement and each other agreement, document or instrument referred to in this Agreement to which Parent or Merger Sub is a party constitutes the legal, valid and binding obligation of Parent and Merger Sub, as the case may be, enforceable against Parent and Merger Sub in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.3    Non-Contravention; Consents.

(a)    Non-Contravention. Neither: (i) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement or any of such other agreements, documents or instruments, will (with or without notice or lapse of time) contravene, conflict with or result in a violation of: (A) any of the provisions of the certificate of incorporation or bylaws of Parent or Merger Sub; (B) any resolution adopted by the stockholders, the board of directors or any committee of the board of directors of Parent or Merger Sub; or (C) any provision of any material contract by which Parent is bound.

(b)    Consents. Neither Parent nor Merger Sub will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (i) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (ii) the consummation of the Merger or any of the other transactions contemplated by this Agreement, except for: (A) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; and (B) any filing, notice or Consent which, if not made or obtained, would not reasonably be expected to result in a material adverse effect on Parent or Merger Sub’s ability to consummate the Merger or the other transactions contemplated hereby.

3.4    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

3.5    Sufficient Funds. Parent has, as of the date of this Agreement, and will have, on the Closing Date, sufficient funds to enable Parent to satisfy all of Parent’s and Merger Sub’s payment obligations under this Agreement, including the payment when due of the Merger Consideration, and all costs and expenses of the transactions contemplated by this Agreement which become due or payable by the Surviving Corporation in connection with the Merger.

4.	CERTAIN COVENANTS OF THE COMPANY

4.1    Access and Investigation. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 9 or the Effective Time (the “Pre-Closing Period”), the Company shall, and shall cause its Representatives and each of the other Acquired Entities and their respective Representatives to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours to the Acquired Entities’ Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Entities; and (b) provide Parent and Parent’s Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Entities, and with such additional financial, operating and other data and information regarding the Acquired Entities, as Parent may reasonably request. During the Pre-Closing Period, Parent may, with the prior consent of the Company in its sole discretion, make inquiries of Persons having business relationships with any of the Acquired Entities (including Key Business Partners), in each case in compliance with all applicable Legal Requirements (including any applicable antitrust or competition laws or regulations). Notwithstanding the foregoing: (i) all requests for such access shall be directed to Michael Galvin, Bob Tesler or another officer of the Company at or above the level of Vice President; and (ii) nothing herein shall require the Company to provide access to, or to disclose any information to, Parent or any of its Representatives if such access or disclosure, in the good faith reasonable belief of the Company and on the advice of outside counsel: (y) would waive any legal privilege; or (z) would be in violation of applicable Legal Requirements or regulations of any Governmental Body (including the HSR Act and other anti-competition laws).

4.2    Operation of the Business of the Acquired Entities. During the Pre-Closing Period, the Company shall ensure that:

(1)    each of the Acquired Entities shall conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement;

(2)    each of the Acquired Entities shall use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers, employees, independent contractors and consultants and maintain its relations and goodwill with all customers, landlords, employees and other Persons having material business relationships with the Acquired Entities, including all Key Business Partners (other than terminations of employees for cause following reasonable consultation with Parent, provided that the Company shall not be required to consult with Parent with respect to any such terminations for employees below the level set forth in Section 4.2(2) of Schedule A);

(3)    none of the Acquired Entities shall declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock or other securities (including any distributions of cash or cash equivalents), or repurchase, redeem or otherwise reacquire any shares of capital stock or other securities (other than forfeitures of unvested Company Options or Company RSUs or forfeitures or repurchases of unvested Company Common Stock upon termination of service with any employee pursuant to stock option or restricted stock unit award agreements in effect on the date hereof);

(4)    none of the Acquired Entities shall sell, issue or authorize the issuance of: (i) any capital stock or other security; (ii) any option or right to acquire any capital stock (or cash based on the value of capital stock) or other security; or (iii) any instrument convertible into or exchangeable for any capital stock (or cash based on the value of capital stock) or other security (except that the Company shall be permitted to grant those Company RSUs set forth on Part 4.2(4) of the Disclosure Schedule and issue Company Capital Stock: (A) upon the exercise of Company Options or the settlement of Company RSUs; and (B) upon the conversion of Company Preferred Stock, in each case, outstanding as of the date of this Agreement and in accordance with their respective terms as in effect on the date of this Agreement);

(5)    none of the Acquired Entities shall amend or waive any of its rights under, or permit the acceleration of vesting under: (i) any provision of the Company Stock Plan; (ii) any provision of any agreement evidencing any outstanding Company Option or Company RSU; (iii) any Contract or arrangement with any Acquired Entity Service Provider at or above the level set forth in Section 4.2(5) of Schedule A relating to compensation, benefits or the provision of services to or for the benefit of an Acquired Entity; or (iv) any other compensation obligation, other than, in each case, as required by their respective terms as in effect on the date of this Agreement as described in Part 4.2(5) of the Disclosure Schedule;

(6)    none of the Acquired Entities shall amend or permit the adoption of any amendment to such Acquired Entity’s Charter Documents, or effect or permit such Acquired Entity to become a party to any Acquisition Transaction (other than the transactions contemplated by this Agreement), recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(7)    none of the Acquired Entities shall form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(8)    none of the Acquired Entities shall make any capital expenditure, except for capital expenditures that, when added to all other capital expenditures made on behalf of the Acquired Entities during the Pre-Closing Period, do not exceed $100,000, provided that, for the avoidance of doubt, this clause “(8)” shall not include expenses for capitalized software;

(9)    except in the ordinary course of business consistent with past practice, none of the Acquired Entities shall enter into, or permit any of the assets owned or used by it to become bound by, any Contract that is or would constitute a Material Contract;

(10)    except in the ordinary course of business consistent with past practice, none of the Acquired Entities shall amend, extend or prematurely terminate, or waive any material right or remedy under, any Acquired Entity Contract that is or would constitute a Material Contract;

(11)    none of the Acquired Entities shall: (i) acquire, lease or license any right or other asset from any other Person for an aggregate value in excess of $25,000; (ii) sell or otherwise dispose of, or lease or license (or grant any other right with respect to), any right or other asset to any other Person; or (iii) waive or relinquish any right (including abandonment, cancellation or lapse of any Registered IP), except in the case of each of clauses (i)” through “(iii),” in the ordinary course of business consistent with past practices;

(12)    none of the Acquired Entities shall: (i) lend money to any Person (except that the Acquired Entities may make routine travel and business expense advances to current Acquired Entity Service Providers in the ordinary course of business consistent with past practices); or (ii) incur or guarantee any Indebtedness;

(13)    none of the Acquired Entities shall: (i) enter into any collective bargaining agreement; (ii) establish, adopt, amend or terminate any Acquired Entity Employee Plan (or any plan or arrangement that would be an Acquired Entity Employee Plan if in effect as of the date hereof); (iii) pay, or make any commitment to pay, any bonus, change of control or similar payment or make, or make any commitment to make, any profit-sharing payment, cash incentive payment or similar payment, other than: (A) commissions and bonuses paid in the ordinary course of business consistent with past practices; and (B) payments pursuant to Acquired Entity Employee Plans in effect on the date of this Agreement to the extent in the ordinary course of business consistent with past practices or otherwise required by such Acquired Entity Employee Plans as described in Part 4.2(13) of the Disclosure Schedule; or (iv) increase, or make any commitment to increase, the amount of the wages, salary, commissions, fringe benefits or other employee benefits or compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any Acquired Entity Service Provider, other than to satisfy any Acquired Entity’s obligations under any Contract in effect on the date of this Agreement as set forth on Part 4.2(13) of the Disclosure Schedule;

(14)    none of the Acquired Entities shall: (i) promote or change the title of any of its employees (retroactively or otherwise); (ii) fund, or make any commitment to fund, any compensation obligation (whether by grantor trust or otherwise); or (iii) hire or make an offer to hire: (A) any new employee at the level set forth in Section 4.2(14) of Schedule A or above; or (B) other than in the ordinary course of business consistent with past practice, other employee or independent contractor on a full-time, part-time, consulting or other basis;

(15)    none of the Acquired Entities shall change any of its methods of accounting or accounting practices in any material respect (other than as required by applicable accounting or auditing standards);

(16)    none of the Acquired Entities shall prepare or file any Tax Return inconsistent with past practice or, on any Tax Return, take any position, make, change or rescind any Tax election (including any election pursuant to Section 965(h)(1) of the Code to pay any “net tax liability” (as described in Section 965(h)(6) of the Code) in installments or any election under Section 965(n) of the Code), or adopt any method of accounting for Tax purposes that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring income or Taxes to periods ending after the Closing Date or accelerating credits or deductions to periods ending on or before the Closing Date), enter into a Tax allocation agreement, Tax sharing agreement, or Tax indemnity agreement, amend any Acquired Entity Return, settle or otherwise compromise any claim, notice, audit report or assessment relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any dispute relating to Taxes, request any ruling or similar guidance with respect to Taxes, surrender any right to claim a Tax refund, or consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes;

(17)    none of the Acquired Entities shall: (A) commence any Legal Proceeding except with respect to this Agreement or in the ordinary course of business consistent with past practice; or (B) settle any Legal Proceeding or investigation, other than settlements that do not contain admissions of liability and only require monetary payments of not more than $100,000 in the aggregate;

(18)    other than in the ordinary course of business consistent with past practice, none of the Acquired Entities shall accelerate the collection of any accounts receivable or delay the payment of any accounts payable or take any similar other action (other than the payment of Company Transaction Expenses) that would result in a reduction of the working capital (including cash and cash equivalents) of the Acquired Entities; provided that this clause “(18)” shall not limit the Company’s ability to pay Taxes that are incurred in the ordinary course of business prior to the Closing Date;

(19)    except as determined by the Company in good faith to be required by applicable accounting or auditing standards consistent with past practices, none of the Acquired Entities shall write off as uncollectible, or establish any extraordinary reserve with respect to, any account receivable or other Indebtedness in excess of $10,000 with respect to a single matter, or in excess of $20,000 in the aggregate;

(20)    none of the Acquired Entities shall make any pledge of any of its assets or otherwise permit any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business consistent with such Acquired Entity’s past practices; and

(21)    none of the Acquired Entities shall agree or commit to take any of the actions described in clauses “(3)” through “(20)” above.

Notwithstanding the foregoing, an Acquired Entity may take any action described in: (i) clauses “(3)” through “(20)” above if: (A) Parent gives its prior written consent to the taking of such action by the Acquired Entity (the decision with respect to which will not be unreasonably conditioned, withheld or delayed, it being hereby agreed by Parent that following an e-mail request for consent by the Company, consent via e-mail from any of those individuals identified on Schedule 4.2 hereto to the Company shall be deemed written consent for purposes of this Section 4.2); (B) such action is expressly required to be taken by this Agreement; or (C) such action is required by applicable Legal Requirements; and (ii) Part 4.2 of the Disclosure Schedule.

4.3    Notification. During the Pre-Closing Period, the Company shall promptly notify Parent in writing of any of the Acquired Entities obtaining actual knowledge of: (i) any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of or an inaccuracy in any material respect in any representation or warranty made by the Company in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a breach of or an inaccuracy in any material respect in any representation or warranty made by the Company in this Agreement; (iii) any breach of any covenant or obligation of the Company such that the condition in Section 7.2 would not be satisfied; and (iv) any event, condition, fact or circumstance that would prevent the timely satisfaction of any of the conditions set forth in Section 7. Notwithstanding anything to the contrary in clauses “(i)” or “(ii)” of the preceding sentence, the unintentional failure to provide notice of a breach of or inaccuracy in a representation or warranty made by the Company in this Agreement shall not be deemed to be a breach of covenant under this Section 4.3, but shall instead only constitute a breach of the underlying representation or warranty. No notification under this Section 4.3 shall be required with respect to matters consented to in writing by Parent pursuant to the last paragraph of Section 4.2 or the actual taking of actions contemplated by Part 4.2 of the Disclosure Schedule.

4.4    No Negotiation. During the Pre-Closing Period, the Company shall not, and the Company shall not authorize or permit, any of the Acquired Entities or any Representative of any of the Acquired Entities to: (a) solicit, or knowingly encourage or knowingly facilitate the initiation or submission of, any expression of interest, inquiry, proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Parent or its Representatives) relating to or in connection with a possible Acquisition Transaction; or (c) entertain, consider or accept any proposal or offer from any Person (other than Parent) relating to a possible Acquisition Transaction. The Company shall promptly (and in any event within 24 hours of receipt thereof) provide Parent with: (i) an oral and a written description of any expression of interest, inquiry, proposal or offer relating to a possible Acquisition Transaction that is received by any Acquired Entity or by any of the Acquired Entities’ Representatives from any Person (other than Parent), including in such description the identity of the Person from which such expression of interest, inquiry, proposal or offer was received; and (ii) a copy of each written communication and a complete summary of each other communication transmitted on behalf of such Person or any of such Person’s Representatives to any Acquired Entity or any of the Acquired Entities’ Representatives in each case redacted to the extent (but only to the extent) necessary to prevent a breach of any confidentiality agreement in effect on the date of this Agreement.

4.5    Termination of Certain Benefit Plans. Upon the request of Parent at least five Business Days prior to the Closing (or, solely in the case of early termination of the waiting period under the HSR Act, if later, on the Closing Conditions Satisfaction Date) (the “Benefit Plan Notice Deadline”), the Company shall take (or cause to be taken) all actions necessary or appropriate to terminate: (a) effective no later than the day immediately preceding the Closing Date or as otherwise directed by Parent, each Acquired Entity Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (each, a “401(k) Plan”); and (b) effective no later than immediately prior to the Effective Time, any other Acquired Entity Employee Plan requested by Parent. The Company shall deliver to Parent, prior to the Closing Date, evidence reasonably satisfactory to Parent that the Company’s board of directors has validly adopted resolutions to terminate: (x) each 401(k) Plan if and as directed by Parent; and (y) any other Acquired Entity Employee Plan that Parent timely requests to be terminated pursuant to this Section 4.5, as applicable (the form and substance of such resolutions shall be subject to review and approval of Parent effective as set forth under clause “(a)” or “(b)” above, as applicable, provided that such terminations may be made contingent upon the Closing. In the event that the distributions of assets from the trust of a 401(k) Plan which is terminated is reasonably anticipated to trigger liquidation charges, surrender charges, or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon any Company or plan sponsor, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges or fees and provide such estimate in writing to Parent prior to the Effective Time; provided that such amounts shall not be considered Company Transaction Expenses.

4.6    Termination of Agreements and Release of Encumbrances. The Company shall use commercially reasonable efforts to: (a) cause the agreements identified in Schedule 4.6(i) to be terminated effective as of the Effective Time; and (b) take, or cause to be taken, all actions necessary to secure the termination and release of any and all Encumbrances upon the assets or properties of the Acquired Entities; in each case in form and substance reasonably satisfactory to Parent; provided, however, that the Company shall not be obligated to make any payment or commercial concession to any third party, or incur any Liability, as a condition to (or in connection with) obtaining any such termination or amendment.

4.7    Repayment of Insider Receivables. Prior to the Effective Time or in connection with the Closing (through a corresponding deduct in the amounts payable to such Persons hereunder, in each case as set forth on the Merger Consideration Certificate), the Company shall and shall cause each Acquired Entity to cause all outstanding Insider Receivables to be repaid to the applicable Acquired Entity in full.

4.8    Communications with Employees. Prior to the Closing Date, the Company shall not communicate (and the Company shall ensure that none of the Acquired Entities and no Representative of any Acquired Entity communicates) with Acquired Entity Service Providers regarding post-Closing employment matters with Parent or any Subsidiary or Affiliate of Parent, including post-Closing employee benefit plans and compensation, in any case in a manner that is materially and substantively inconsistent with the agreed upon communications plan between Parent and the Company, without the prior written approval of Parent.

4.9    Resignation of Officers, Directors and Managers. The Company shall use commercially reasonable efforts to obtain and deliver to Parent, at or prior to the Closing, the resignation of each officer, member of the board of directors or managers (or similar body) of each Acquired Entity effective as of the later of the Effective Time and the date Parent causes such officer, director or manager to be replaced, in form and substance reasonably satisfactory to Parent (it being understood that such resignations shall not constitute a termination of employment by such officer, director or manager).

4.10    Tail Insurance.

(a)    Tail Policy. Prior to the Effective Time, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage (the “D&O Tail Policy”) for the Acquired Entities’ directors and officers in a form mutually acceptable to the Company and Parent, which shall provide such directors and officers with coverage for six years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company.

(b)    D&O Indemnified Parties. If the Merger is consummated, then until the sixth anniversary of the Closing Date, Parent will cause the Acquired Entities to fulfill and honor in all respects the obligations of the Acquired Entities to its present and former directors and officers determined as of immediately prior to the Effective Time (the “D&O Indemnified Parties”) pursuant to any indemnification provisions under the Acquired Entities’ Charter Documents and pursuant to any indemnification agreements between the applicable Acquired Entity and such D&O Indemnified Parties, in each case, in effect on the date of this Agreement (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Effective Time that are asserted after the Effective Time.

(c)    General. This Section 4.10: (i) shall survive the consummation of the Merger; (ii) is intended to benefit each D&O Indemnified Party and their respective heirs; (iii) is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have against Parent or the applicable Acquired Entity first arising after the earlier of the Closing Date and the termination of this Agreement by contract or otherwise; (iv) shall be binding on all successors and assigns of Parent and the Acquired Entities, as applicable, and shall be enforceable by the D&O Indemnified Parties; and (v) shall not be terminated or modified in such a manner as to adversely affect the rights of any D&O Indemnified Party under this Section 4.10 without the written consent of such affected D&O Indemnified Party.

4.11    Payoff Letters and Invoices; Estimated Merger Consideration Certificate.

(a)    Payoff Letters. At least three Business Days prior to the Closing Date, the Company shall, to the extent applicable, deliver to Parent an accurate and complete copy of: (i) one or more payoff letters, each dated no more than three Business Days prior to the Closing Date, with respect to all outstanding Indebtedness of the Acquired Entities, to: (A) satisfy such Indebtedness as of the Closing; and (B) terminate and release any Encumbrances related thereto; and (ii) an invoice from each advisor or other service provider to any Acquired Entity, dated no more than three Business Days prior to the Closing Date, with respect to all Company Transaction Expenses estimated to be due and payable to such advisor or other service provider, as the case may be, as of the Closing Date.

(b)    Estimated Merger Consideration Certificate. At least five Business Days prior to the Closing Date (or, solely in the case of early termination of the waiting period under the HSR Act, if later, on the Closing Conditions Satisfaction Date), the Company shall deliver to Parent an estimated Merger Consideration Certificate, in form and substance reasonably satisfactory to Parent and setting forth the information required by Section 1.3(b)(ix) on an accompanying spreadsheet, together with documentation, reasonably satisfactory to Parent, in support of the calculation of the amounts set forth in the estimated Merger Consideration Certificate.

(c)    No Limits on Rights. Nothing in this Section 4.11 shall limit any rights of any Parent Indemnitee as set forth in Section 10.

4.12    Monthly Financial Statements. During the Pre-Closing Period, the Company shall deliver to Parent as promptly as practicable (and in any event within 15 Business Days) after the end of each calendar month a consolidated unaudited balance sheet and related statements of income and cash flows of the Acquired Entities that conform to the requirements of the Company Financial Statements and the Unaudited Interim Balance Sheet.

4.13    Bank Accounts. Prior to the Closing, the Company shall update the information set forth on Part 2.8 of the Disclosure Schedule to be current as of the Closing (or, in the case of clause “(e)” of Section 2.8, as of five Business Days prior to the Closing Date or, solely in the case of early termination of the waiting period under the HSR Act, if later, on the Closing Conditions Satisfaction Date). Prior to and through the Closing, the Company shall, and shall cause its Representatives to, cooperate with Parent and use its reasonable efforts to take any action as Parent may reasonably request in order to effect the transfer of signature authority for those bank accounts identified in Part 2.8 of the Disclosure Schedule (as updated pursuant to this Section 4.13) to Parent as of the Closing (and in any event no later than one Business Day following the Closing Date). Without limiting the generality of the foregoing, the Company shall deliver to Parent no later than three Business Days prior to the Closing any paperwork required to be executed by Parent (or an Affiliate of Parent) in connection with such transfer of signature authority to Parent; provided that with respect to any foreign accounts outside of the United States, such paperwork shall only be required if requested in writing by Parent at least 10 Business Days prior to the Closing and such paperwork is reasonably practicable for the Company to obtain and provide in advance of Closing. In addition, the Company shall, and shall cause its Representatives to, cooperate with Parent and take any action as Parent may reasonably request in order to ensure that the Representatives to be designated by Parent prior to the Closing have on-line access to all bank accounts identified in Part 2.8 of the Disclosure Schedule (as updated pursuant to this Section 4.13) no later than one Business Day following the Closing).

4.14    FIRPTA Matters. At the Closing, the Company shall deliver to Parent the: (a) FIRPTA Statement; and (b) FIRPTA Notification. Parent shall be authorized to file with the Internal Revenue Service on behalf of the Company the FIRPTA Notification provided by the Company pursuant to this Section 4.14.

4.15    Other Consents. Prior to the Closing, the Company shall use reasonable efforts to obtain the consent, in form and substance reasonably satisfactory to Parent, on Schedule 4.15, provided, however, that the Company shall not be obligated to make any payment or commercial concession to any third party, or incur any Liability, as a condition to (or in connection with) obtaining any such consent.

4.16    Assignment and Release. Prior to the Closing, the Company shall use reasonable efforts to obtain an assignment and release (the “Assignment and Release”), in form and substance reasonably satisfactory to Parent, duly executed by each Person identified in Section 4.16 of Schedule A, completely and irrevocably assigning to the Company any and all of that Person’s rights in Intellectual Property and Intellectual Property Rights created or developed by that Person in the course of employment by the Company or other work performed for the Company.

4.17    Joinder and Support Agreements. Prior to the Closing Date, the Company shall request Joinder and Support Agreements from the holders of 100% of Company Capital Stock.

4.18    Option Surrender Agreements. Prior to the Closing Date, the Company will use reasonable efforts to obtain an Option Surrender Agreement (the “Option Surrender Agreement”), in form and substance reasonably satisfactory to Parent, from each holder of an Outstanding In-the-Money Vested Option. The Company shall provide Parent with a copy of each Option Surrender Agreement as promptly as administratively practicable following its execution.

5.	CERTAIN COVENANTS OF THE PARTIES

5.1    Filings and Consents.

(a)    Filings. Each party (other than the Securityholders’ Agent) shall use reasonable best efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other transactions contemplated by this Agreement, and to submit promptly any additional information reasonably requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, promptly after the date of this Agreement (and, as to any premerger notification required under the HSR Act, in any event within five Business Days), prepare and file any notifications required under any applicable antitrust or competition laws or regulations in connection with the Merger. The Company and Parent shall respond as promptly as practicable to any inquiries or requests received from any state attorney general, antitrust authority or other Governmental Body in connection with antitrust or related matters. Subject to the confidentiality provisions of this Agreement, Parent and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) this Section 5.1(a). Except where prohibited by applicable Legal Requirements or any Governmental Body, and subject to the confidentiality provisions of this Agreement, each party (other than the Securityholders’ Agent) shall: (i) cooperate with the other party with respect to any filings made by either party in connection with the Merger; (ii) permit the other party to review (and consider in good faith the views of such party in connection with) any documents before submitting such documents to any Governmental Body in connection with the Merger; and (iii) promptly provide the other party with copies of all filings, notices and other documents (and a summary of any oral presentations) made or submitted by any Acquired Entity with or to any Governmental Body in connection with the Merger. Notwithstanding anything to the contrary in this Agreement, following consultation with the Company and after giving due consideration to the Company’s views and acting reasonably and in good faith, Parent will lead all communications and strategy related to any filings, analyses, reviews, approvals, consents, submissions, or other dealings with any Governmental Body in connection with the Merger under the HSR Act or any applicable antitrust or competition laws, provided that Parent shall not take action to extend any required waiting period under the HSR Act or any such other laws without the consent of the Company, which shall not be unreasonably withheld.

(b)    Efforts. Subject to Section 5.1(c), Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement as promptly as practicable. Without limiting the generality of the foregoing, but subject to Section 5.1(c), each party (other than the Securityholders’ Agent) to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, and use reasonable best efforts promptly to respond to and comply with any formal or informal requests by a Governmental Body for information or documents in connection with review under the HSR Act or any applicable antitrust or competition laws; and (ii) shall use reasonable best efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement as soon as practicable.

(c)    Limitations. Notwithstanding anything to the contrary contained in Section 5.1(b) or elsewhere in this Agreement, neither Parent nor Merger Sub shall have any obligation under this Agreement, and the Company shall not agree or commit (without the prior written consent of Parent): (i) to divest or agree to divest (or cause any of its Subsidiaries or Affiliates to divest or agree to divest) any of its respective businesses, product lines or assets; (ii) to take or agree to take (or cause any of its Subsidiaries or Affiliates to take or agree to take) any other action or to agree (or cause any of its Subsidiaries or Affiliates to agree) to any limitation or restriction on any of its respective businesses, product lines or assets; or (iii) to contest any Legal Proceeding challenging the Merger or any of the other transactions contemplated by this Agreement.

5.2    Stockholder Consent.

(a)    Information Statement. As promptly as practicable (and in any event within 10 days) after the execution of this Agreement, the Company shall, in accordance with its Charter Documents and applicable Legal Requirements, provide to its stockholders an Information Statement and other appropriate documents in connection with the obtaining of: (i) written consents of the stockholders of the Company in favor of the adoption and approval of this Agreement and approval of the other transactions contemplated by this Agreement; and (ii) waivers by the stockholders of the Company of their appraisal rights in connection with the Merger. The Company shall use commercially reasonable efforts to obtain such written consents and waivers from holders of all of the outstanding shares of each class and series of Company Capital Stock. The Information Statement shall: (A) include the unanimous recommendation of the board of directors of the Company in favor of the adoption and approval of this Agreement and the approval of the other transactions contemplated by this Agreement; (B) notify the stockholders of the receipt by the Company of the Required Merger Stockholder Votes and their appraisal rights pursuant to Section 262 of the DGCL and/or Chapter 13 of the CGCL; (C) set forth the determination of the board of directors of the Company of a price that represents the fair market value of each share of Company Capital Stock for purposes of Chapter 13 of the CGCL, and an offer to purchase any Dissenting Shares at such price in accordance with Chapter 13 of the CGCL; and (D) comply with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, the Information Statement and any other materials submitted to the Company’s stockholders in connection with the transactions contemplated by this Agreement shall be subject to prior review and reasonable approval by Parent and its advisors (such approval not to be unreasonably withheld, conditioned or delayed).

(b)    Parachute Payments. The Company shall: (i) at least five days prior to the Closing Date and at least one day prior to the 280G Vote, secure from each “disqualified individual” (within the meaning of Section 280G(c) of the Code) who has received or has a right to receive any payments and/or benefits as a result of or in connection with the transactions contemplated herein that could be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder (“Section 280G”)) a waiver of such individual’s rights to retain or receive some or all of such payments and/or benefits (such waived payments and/or benefits, the “Waived Section 280G Payments”) applicable to such individual so that all remaining payments and/or benefits applicable to such individual shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G(b)(1) of the Code); and (ii) at least three days prior to the Closing Date, submit to its stockholders for approval, in accordance with the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and regulations thereunder, the Waived Section 280G Payments, such that the deduction of such payments and/or benefits will not be limited by the application of Section 280G and the excise tax under Section 4999 of the Code will not apply to such payments and/or benefits (such request for stockholder approval, the “280G Vote”). Prior to the Closing, the Company shall provide Parent with evidence reasonably satisfactory to Parent that either: (x) the requisite Company stockholder approval was obtained with respect to the Waived Section 280G Payments; or (y) the Company stockholder approval of the Waived Section 280G Payments was not obtained and that, as a consequence, such Waived Section 280G Payments shall not be made or provided. The Company shall provide to Parent for its review and approval, at least three days prior to securing the waivers required by clause “(i)” hereof, copies of all documents prepared by the Company in connection with this Section 5.2(b), including the form of waiver agreement, stockholder information statement, stockholder voting materials, and parachute payment calculations prepared by the Company and/or its advisors.

5.3    Reasonable Efforts. Prior to the Closing: (a) the Company shall use reasonable best efforts to cause the conditions set forth in Section 7 to be satisfied on a timely basis; and (b) Parent and Merger Sub shall use all reasonable efforts to cause the conditions set forth in Section 8 to be satisfied on a timely basis.

5.4    Enforcement of Stockholder Agreements. During the Pre-Closing Period, the Company shall (and shall cause its Affiliates and Representatives to) enforce and shall not (and shall cause its Affiliates and Representatives not to) terminate, amend, modify or waive any provision in any agreement between or among the Company, on the one hand, and any of the holders of Company Capital Stock, on the other hand, that requires such holders to cooperate with the Company in connection with the Merger and the other transactions contemplated by this Agreement, including by requiring such holders to execute a Letter of Transmittal. In furtherance and not limitation of the foregoing, the Company will enforce any Acquired Entity Contract prohibiting or restricting a holder of Company Capital Stock from raising any objection to the Merger or exercising any dissenters’ rights, appraisal rights or similar rights in connection with the Merger.

5.5    Financing.

(a)    Cooperation. Prior to the Effective Time, the Company shall, and shall cause the other Acquired Entities to, and shall use its commercially reasonable efforts to cause its and their respective Representatives to, provide to Parent all customary cooperation reasonably requested by Parent in connection with any financing in connection with the transactions contemplated by this Agreement (the “Financing”), including by using reasonable best efforts to:

(1)    furnish the report of the Company’s auditor on the most recently available audited consolidated financial statements of the Acquired Entities and cause its independent auditors to provide reasonable and customary cooperation in connection with the Financing, including cooperating with Parent’s independent auditors, participating in accounting due diligence sessions and providing accountant’s comfort letters and consents;

(2)    furnish Parent and the Financing Sources with the Financing Information;

(3)    furnish such additional customary and readily available financial statements, schedules or other historical financial data relating to the Acquired Entities as may be reasonably requested by Parent to consummate the Financing;

(4)    provide direct contact between: (A) senior management and advisors, including auditors, of the Company; and (B) the proposed Financing Sources or Parent’s auditors in connection with the Financing, at reasonable times and upon reasonable advance notice;

(5)    provide Parent with such historical information as Parent may request in connection with Parent’s preparation of pro forma financial statements that are necessary to satisfy any condition to the Financing or that are customarily included in Marketing Materials;

(6)    provide information, documents, authorization letters and certificates, enter into agreements and take other actions that are or may be customary in connection with the Financing (including with respect to information relating to the Acquired Entities that is contained in any Marketing Materials);

(7)    cause the management of the Company, in each case, with appropriate seniority and expertise, to participate, upon reasonable advance notice, in a reasonable number of meetings, presentations, customary one-on-one sessions and road shows with prospective Financing Sources and in rating agency presentations, drafting sessions and due diligence sessions, as applicable, in each case, in connection with the Financing;

(8)    assist Parent in obtaining any corporate credit and family ratings and, if applicable, facility ratings from any ratings agency relating to the Financing;

(9)    provide to the Financing Sources, at least three Business Days prior to the Closing Date, all documentation and other information with respect to the Acquired Entities that are required by regulatory authorities under the applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001;

(10)    furnish to Parent customary fact back-up with respect to historical information of the Acquired Entities reasonably requested by Parent for information relating to the Acquired Entities to be included in the Marketing Materials;

(11)    furnish to Parent other existing documents of the Acquired Entities reasonably requested by Parent in connection with any Financing that includes an offering of securities in order to allow such Financing Sources to establish a “due-diligence” defense;

(12)    assist with the preparation of any definitive agreements to be entered into in connection with the Financing (including review of any disclosure schedule related thereto for completeness and accuracy); and

(13)    obtain such consents, approvals, authorizations and instruments as are reasonably requested by Parent to permit the consummation of the Financing.

(b)    Logos. The Company hereby consents to the use of its and each of the other Acquired Entities’ logos in connection with the Financing.

(c)    No Interference. Notwithstanding any other provision of this Agreement to the contrary: (i) neither the Company nor any of its personnel or advisors shall be required to take any action pursuant to Section 5.5(a) which would unreasonably interfere with the ongoing operations of the Company; and (ii) the Company shall not be required by Section 5.5(a) to provide any financial or other information that is not readily available to the Company and shall not be required to provide or prepare projections or other forward-looking information (it being understood and agreed that the Company shall provide any historical information that is readily available to the Company and reasonably requested by Parent that is necessary for Parent to prepare any projections or similar forward-looking information). This Section 5.5 shall not require the Company or any of its Affiliates to agree to any contractual obligation relating to the Financing (other than in respect of any authorization letters) that is not expressly conditioned upon the consummation of the Closing and that does not terminate without liability to the Company upon the termination of this Agreement.

(d)    Indemnity. Parent shall: (i) indemnify the Acquired Entities and their respective Representatives from and against any loss, damages, claim, liability, obligation or reasonable cost or expense suffered or incurred in connection with the Financing and any information used in connection therewith, except to the extent suffered or incurred as a result of fraud or intentional misrepresentation of any Acquired Entity or any of its Representatives; and (ii) promptly, upon request of the Company, reimburse the Acquired Entities for all reasonable and documented out-of-pocket costs incurred by the Acquired Entities in order to comply with their obligations under this Section 5.5.

(e)    Financing Not Condition. Parent and Merger Sub expressly acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, their obligations under this Agreement, including their obligations to consummate the Merger, are not subject to, or conditioned on, receipt of the Financing.

5.6    Retention Pool. Prior to the Effective Time, Parent shall establish (without requirement to segregate funds therefor) a plan for a retention pool consisting of an amount, as set forth in Section 5.6 of Schedule A, in cash, or new restricted stock unit awards in Parent (priced at time of grant), or a combination thereof (the “Retention Pool”). The Retention Pool will be allocated to certain Continuing Service Providers as determined by Parent following consultation with the Company’s Chief Executive Officer. Parent acknowledges and agrees that such allocations with respect to Key Employees have been determined prior to the date hereof and are set forth on Schedule 5.6 hereof. For the avoidance of doubt, Parent shall bear the cost of the Retention Pool and the Retention Pool shall not be deemed a part of or otherwise reduce the Merger Consideration.

5.7    Compensation and Benefits.

(a)    For a period of 12 months following the Effective Time, Parent will provide, or will cause to be provided, to each Continuing Service Provider who continues to be employed by Parent or the Surviving Corporation with: (i) a base salary or wage, and target cash bonus and/or commission opportunity, as applicable, that are no less favorable in the aggregate than the combined base salary or wage, and target cash bonus and/or commission opportunity provided to such Continuing Service Provider as of immediately prior to the Effective Time; and (ii) severance entitlement that is no less favorable in the aggregate than that provided to such Continuing Service Provider pursuant to a written Acquired Entity Employee Plan in effect as of the date of this Agreement as disclosed in Part 2.15(e) of the Disclosure Schedule or the Severance Payments under the Employee Retention Agreements to be entered into between the date of this Agreement and the Closing as disclosed in Part 4.2(5) of the Disclosure Schedule (it being understood that any such Continuing Service Provider who is entitled to severance under any such Acquired Entity Employee Plan shall not also be entitled to severance under any other applicable policy or plan of Parent or any of its Affiliates).

(b)    From and after the Effective Time, and to the extent permitted by applicable Legal Requirements, Parent shall, or shall use commercially reasonable efforts to cause the Surviving Corporation to, recognize the prior service with the Acquired Entity of each Continuing Service Provider in connection with all employee benefit plans, programs or policies (including severance, to the extent such Continuing Service Provider is not already entitled to severance pursuant to clause “(ii)” of Section 5.7(a)) of Parent or its Affiliates in which Continuing Service Providers are eligible to participate following the Effective Time for purposes of eligibility and vesting and determination of level of benefits, to the same extent as such service was taken into account under corresponding plans of the Acquired Entity for such purposes (except that such prior service credit shall not be provided: (i) with respect to accrued benefits under any defined benefit pension plan, sabbatical program or anniversary award program; (ii) to the extent that it results in a duplication of benefits; or (iii) with respect to the vesting of awards under Parent’s or its applicable Subsidiaries’ equity or other incentive compensation plans, if any). From and after the Effective Time, Parent shall, or shall use commercially reasonable efforts to cause the Surviving Corporation to: (A) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its affiliates to be waived with respect to Continuing Service Providers and their eligible dependents; and (B) to the extent permitted by applicable Legal Requirements and the insured benefits carrier, provide each Continuing Service Provider with credit for any eligible expenses incurred that were credited to deductible and maximum out-of-pocket co-insurance requirements under any Acquired Entity Employee Plan that provides medical, dental or vision benefits in the plan year in effect as of the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any corresponding medical, dental or vision plans of Parent or the Surviving Corporation.

(c)    The provisions of this Section 5.7 are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including any right to continued employment or any right under any Acquired Entity Employee Plan and the parties hereby expressly disclaim the creation or establishment of any third party beneficiary rights (whether express or implied) under or by right of the terms of this Section 5.7. Nothing herein shall be deemed to amend any plan or arrangement to reflect the terms of this Section 5.7, nor shall it be deemed to prohibit the amendment or termination of any plan or arrangement.

6.	TAX MATTERS

6.1    Liability for Taxes

(a)    Indemnification. From and after the Effective Time, each Effective Time Holder shall, severally and not jointly, hold harmless and indemnify each of the Parent Indemnitees from and against, and shall compensate and reimburse each of the Parent Indemnitees for, such Effective Time Holder’s Applicable Pro Rata Share of any Damages that are suffered or incurred at any time by any of the Parent Indemnitees or to which any of the Parent Indemnitees may otherwise become subject at any time (regardless of whether or not such Damages relate to any third-party claim) and that arise from or as a result of: (i) any Taxes imposed on any Acquired Entity, or for which any Acquired Entity may otherwise be liable, as a result of having been a member of an Affiliated Group or by reason of any Tax allocation, Tax indemnity or Tax sharing agreement (other than an agreement that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) entered into, at any time prior to the Closing Date (including Taxes for which any Acquired Entity may be liable pursuant to United States Treasury Regulations Section 1.1502-6 or similar provisions of state, local or foreign law as a result of having been a member of an Affiliated Group and any Taxes resulting from any Acquired Entity ceasing to be a member of any Affiliated Group); (ii) any Transfer Taxes described in Section 6.1(b); and (iii) any Taxes imposed on any Acquired Entity, or for which any Acquired Entity may otherwise be liable, for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date (including any liability for any “net tax liability” (as described in Section 965(h)(6) of the Code)). For purposes of this Section 6.1(a), whenever it is necessary to determine the liability for Taxes of any Acquired Entity for a Straddle Period, the determination of the Taxes of such Acquired Entity for the portion of the Straddle Period ending on and including the Closing Date shall be determined by assuming: (i) in the case of Taxes that are either based upon or related to income or receipts or imposed in connection with any sale of property, that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit of such Acquired Entity for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of such Acquired Entity were closed at the close of the Closing Date; provided, however, that exemptions, allowances, deductions or Taxes that are calculated on an annual basis, such as property Taxes and depreciation deductions, shall be apportioned between such two taxable years or periods on a daily basis; and provided further, that any deductions attributable to the payment of any Company Option or Company RSU made after the Closing Date shall be allocated to the period after the Closing Date unless Parent determines otherwise; and (ii) in the case of Taxes that are imposed on a periodic basis with respect to the assets or capital of any of any Acquired Entity, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period. Whenever it is necessary to determine the liability for Taxes of an Acquired Entity that is a “United States shareholder” (within the meaning of Section 951(b) of the Code) of a “controlled foreign corporation” (within the meaning of Section 957 of the Code), amounts, if any, included in the income of such Acquired Entity under Section 951 of the Code with respect to any Straddle Period of such controlled foreign corporation shall be allocated between such two taxable years or periods of such Acquired Entity by assuming that, for purposes of Section 951 of the Code, the Straddle Period of the controlled foreign corporation consisted of two taxable years or periods, one of which ended at the close of the Closing Date and the other of which began at the beginning of the day following the Closing Date and taking into account any net operating losses or similar Tax Attributes of the Acquired Entities that would have been available to offset the inclusion under Section 951 of the Code had such amount been included in gross income by the Acquired Entity that is the United States shareholder during the portion of the Straddle Period ending prior to the Closing Date; provided, however, that “subpart F income” (within the meaning of Section 952 of the Code) of the controlled foreign corporation shall be determined without regard to Section 952(c) of the Code. Parent shall be entitled to any refund of, or credit with respect to, Taxes (including any interest related thereto) that results from the carryback of losses, credits or similar items from a taxable year or period that begins after the Closing Date and is attributable to any Acquired Entity. Notwithstanding anything to the contrary in this Agreement, Parent shall be required to first seek recovery from the Escrow Fund for any amounts indemnified under this Section 6.1(a) before seeking recourse from the Effective Time Holders pursuant to Section 10.3(d).

(b)    Transfer Taxes. Each Effective Time Holder shall, severally and not jointly, hold harmless and indemnify each of the Parent Indemnitees from and against, and shall compensate and reimburse each of the Parent Indemnitees for, such Effective Time Holder’s Excess Pro Rata Share of any Damages that are suffered or incurred at any time by any of the Parent Indemnitees or to which any of the Parent Indemnitees may otherwise become subject to at any time (regardless of whether or not such Damages relate to any third-party claim) and that arise from, or as a result of, or are connected with any real property transfer or gains, transfer, documentary, sales, use, excise, stock transfer, value-added, stamp, recording, registration and other similar Taxes, and any conveyance fees, recording charges and other fees and charges (including any penalties and interest) (such amounts, the “Transfer Taxes”) imposed on the exchange of Company Capital Stock in the Merger.

6.2    Tax Returns.

(a)    With respect to Tax Returns required to be filed by, on behalf of, or with respect to, an Acquired Entity, the Company shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all such Tax Returns that are required to be filed on, or prior to, the Closing Date, and the Company shall remit or cause to be remitted any Taxes due in respect of such Tax Returns; provided, however, the Company shall not elect, and shall not permit any Person to elect, pursuant to Section 965(h) of the Code, to pay any “net tax liability” (as described in Section 965(h)(6) of the Code) of any Acquired Entity, if any, in installments. Parent shall file, or cause to be filed, when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to an Acquired Entity; provided, that to the extent such Tax Returns relate to a tax period (or portion thereof) ending on or before the Closing Date and would result in a liability of the Effective Time Holders pursuant to Section 6.1, Parent shall provide such Tax Returns to the Securityholders’ Agent for review no less than 30 days prior to the due date (including extensions) for timely filing of such Tax Returns, or if the due date is within 30 days of the Closing Date, as promptly as practical after the Closing Date, and shall consider in good faith the Securityholders’ Agent’s comments.

Except as otherwise required by applicable Tax law, all Tax Returns that an Acquired Entity is required to file or cause to be filed in accordance with this Section 6.2(a) (whether before or after the Closing Date) shall be prepared and filed in a manner consistent with the past practice of such Acquired Entity and, on such Tax Returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar Tax Returns in prior periods (including positions, elections or methods that would have the effect of deferring gain or income to periods ending after the Closing Date or accelerating credits or deductions to periods ending on or before the Closing Date).

6.3    Assistance and Cooperation. After the Closing Date, each of Securityholders’ Agent and Parent shall (and shall cause their respective Affiliates to):

(a)    timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 6.1(b) (relating to Transfer Taxes);

(b)    reasonably assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 6.2 and in connection therewith, and provide the other party with any necessary powers of attorney;

(c)    cooperate fully in preparing for and defending any audits of, or disputes with taxing authorities regarding, any Tax of any Acquired Entity;

(d)    make available to the other party and to any taxing authority as reasonably requested all information, records and documents relating to Taxes of any Acquired Entity, provided, however, that nothing in this Agreement shall require Parent to share any information related to its consolidated Tax Returns; and

(e)    furnish the other party with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request provided, that Parent shall only be obliged to furnish copies of such correspondence to Securityholders’ Agent to the extent such audit or information request relates to Taxes for which the Effective Time Holders may be liable under the terms of this Agreement.

6.4    Termination of Tax Allocation Arrangements. Any Tax allocation, Tax indemnity or Tax sharing agreement between an Acquired Entity (other than an agreement that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes), on the one hand, and any Person (other than another Acquired Entity), on the other hand, shall be terminated as to the applicable Acquired Entity on or prior to the Closing, and after the Closing no Acquired Entity shall have any liability thereunder.

6.5    Survival, Etc. Notwithstanding anything to the contrary in this Agreement (including Section 10), the obligations of the parties set forth in this Section 6 shall survive the Effective Time until the date that is 60 days after the expiration of the applicable statute of limitations (including any extensions thereof); provided, however, that if, at any time on or prior to the expiration date referred to in this sentence, any Parent Indemnitee delivers to the Securityholders’ Agent a valid written notice delivered in accordance with the terms set forth in Section 10 alleging the existence of a breach of any obligation set forth in this Section 6 and asserting a claim for recovery under this Section 6 based on such alleged breach, then the claim asserted in such notice shall survive until such time as such claim is fully and finally resolved. No claim made pursuant to this Section 6 shall be subject to the limitations in Section 10.3, except that the final sentence of Section 10.3(d) shall apply. Subject to the immediately preceding sentence, any claim for indemnification under this Section 6 shall be subject to the other provisions of Section 10 (including the claim procedures set forth in Section 10.5 and Section 10.6) in the same manner as a claim for indemnification arising under Section 10.2(a)(iv), and any audit or other dispute with a Taxing authority regarding any Tax of an Acquired Entity for which Parent could be entitled to indemnification under this Agreement, shall be treated as a third party claim subject to the provisions of Section 10.6. To the extent of any conflict between this Section 6 and Section 10 (as it relates to Taxes), this Section 6 shall control.

7.	CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction (or waiver by Parent), at or prior to the Closing, of each of the following conditions:

7.1    Accuracy of Representations.

(a)    Accuracy at Signing. Each of the: (i) Fundamental Representations (other than the representations and warranties set forth in Sections 2.14 and 2.20) shall have been accurate in all material respects as of the date of this Agreement, other than any Fundamental Representations (other than the representations and warranties set forth in Sections 2.14 and 2.20) which by their terms are made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date; (ii) representations and warranties set forth in Section 2.20 shall have been accurate in all respects as of the date of this Agreement, other than any such representations and warranties which by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date; and (iii) other representations and warranties made by the Company in this Agreement shall have been accurate in all respects as of the date of this Agreement, other than any such representations and warranties which by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date, except in each case for such failures to be accurate that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that for purposes of determining the accuracy of the Fundamental Representations and such other representations and warranties: (A) all materiality or Material Adverse Effect qualifications limiting the scope of such representations and warranties shall be disregarded; and (B) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

(b)    Accuracy at Closing. Each of the: (i) Fundamental Representations (other than the representations and warranties set forth in Sections 2.14 and 2.20) shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date, other than any Fundamental Representations (other than the representations and warranties set forth in Sections 2.14 and 2.20) which by their terms are made as of a specific earlier date, which shall have been accurate in all material respects as of such earlier date; (ii) representations and warranties set forth in Section 2.20 shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, other than any such representations and warranties which by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date; and (iii) other representations and warranties made by the Company in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, other than any such representations and warranties which by their terms are made as of a specific earlier date, which shall have been accurate in all respects as of such earlier date, except in each case for such failures to be accurate that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that for purposes of determining the accuracy of the Fundamental Representations and such other representations and warranties as of the foregoing dates: (A) all materiality or Material Adverse Effect qualifications limiting the scope of such representations and warranties shall be disregarded; and (B) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement shall be disregarded.

7.2    Performance of Covenants. The covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3    Governmental Consents. The waiting period under the HSR Act shall have expired or been terminated and no Acquired Entity shall have received any notice of objection from any Governmental Body under the HSR Act that has not been fully resolved.

7.4    No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect that is continuing.

7.5    Stockholder Approval. This Agreement shall have been duly adopted and approved by: (a) the Required Merger Stockholder Votes; and (b) the portion of shares of Outstanding Capital Stock (on an as-converted basis) set forth on Section 7.5 of Schedule A, and such adoption and approval shall not have been withdrawn, rescinded or otherwise revoked. No more than 10% of the shares of Company Capital Stock shall constitute Dissenting Shares.

7.6    Officer’s Certificate. Parent shall have received a certificate duly executed on behalf of the Company by the chief executive officer of the Company and containing the representation and warranty of the Company that the conditions set forth in Sections 7.1-7.2 and 7.4-7.5 have been duly satisfied (the “Company Closing Certificate”).

7.7    Closing Documents. Parent shall have received the deliverables contemplated by Section 1.3 to be delivered by the Company at Closing.

7.8    No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the Merger or the other transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect; and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Merger or the other transactions contemplated by this Agreement that makes consummation of such transactions illegal or otherwise prevents or impedes the consummation of the Merger.

7.9    No Legal Proceedings. No Governmental Body shall have commenced or threatened in writing to commence any Legal Proceeding: (a) challenging the Merger or any of the other transactions contemplated by this Agreement; (b) seeking to prohibit or limit the exercise by Parent of any material right pertaining to its ownership of stock of Merger Sub or any of the Acquired Entities; or (c) seeking to compel any of the Acquired Entities, Parent or any Affiliate of Parent to dispose of or hold separate any material assets as a result of the Merger or any of the other transactions contemplated by this Agreement.

7.10    Section 280G Stockholder Approval. Any agreements, contracts or arrangements that may result, separately or in the aggregate, in the payment of any amount or the provision of any benefit that may not be deductible by reason of Section 280G or that could be subject to an excise tax under Section 4999 of the Code shall have been approved by stockholders of the Company holding the number of shares of Company Capital Stock required by the terms of Section 280G in order for such payments and benefits not to be deemed parachute payments under Section 280G, with such approval to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and all applicable regulations (whether proposed or final) relating to Section 280G, or, in the absence of such stockholder approval, each Person who would otherwise have been entitled to any such payments or benefits shall have duly executed and delivered to Parent the waiver referred to in Section 5.2(b).

7.11    Termination of Employee Plans. The Company shall have provided Parent with evidence reasonably satisfactory to Parent as to the termination of the Acquired Entity Employee Plans required to be terminated pursuant to Section 4.5.

7.12    Tail Insurance. The Company shall have provided Parent with evidence reasonably satisfactory to Parent of the purchase of the D&O Tail Policy in accordance with Section 4.10.

8.	CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver), at or prior to the Closing, of the following conditions:

8.1    Accuracy of Representations.

(a)    Accuracy at Signing. The representations and warranties made by Parent and Merger Sub in this Agreement shall have been accurate in all respects as of the date of this Agreement, other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all respects as of such date, in each case except where the failure of the representations and warranties of Parent and Merger Sub to be accurate in all respects would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Merger; provided, however, that for purposes of determining the accuracy of such representations and warranties, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded.

(b)    Accuracy at Closing. The representations and warranties made by Parent and Merger Sub in this Agreement shall be accurate in all respects as of the Closing Date as if made on and as of the Closing Date, other than representations and warranties which by their terms are made as of a specific date, which shall have been accurate in all respects as of such date, except in each case where the failure of the representations and warranties of Parent and Merger Sub to be accurate in all respects would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Merger; provided, however, that for purposes of determining the accuracy of such representations and warranties, all materiality qualifications limiting the scope of such representations and warranties shall be disregarded.

8.2    Performance of Covenants. The covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3    Governmental Consents. Any waiting period required under the HSR Act shall have expired or been terminated.

8.4    Officer’s Certificate. The Company shall have received a certificate duly executed on behalf of Parent by an officer of Parent and containing the representation and warranty of Parent that the conditions set forth in Sections 8.1 and 8.2 have been satisfied.

8.5    Stockholder Approval. This Agreement shall have been duly adopted and approved by the Required Merger Stockholder Votes.

8.6    No Restraints. No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the Merger by any Governmental Body that makes consummation of the Merger illegal.

9.	TERMINATION

9.1    Termination Events. This Agreement may be terminated prior to the Closing (whether before or after the adoption and approval of this Agreement by the Company’s stockholders):

(a)    by the mutual written consent of Parent and the Company;

(b)    by either Parent or the Company, if the Closing has not taken place on or before 5:00 p.m. (Pacific time) on July 19, 2019 (the “End Date”); provided, however, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure to consummate the Merger by the End Date results from, or is caused by, a material breach by such party of any of its representations, warranties, covenants or agreements contained herein;

(c)    by Parent or the Company if: (i) a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or (ii) there shall be any applicable Legal Requirement enacted, promulgated, issued or deemed applicable to the Merger by any Governmental Body that would make consummation of the Merger illegal;

(d)    by Parent if: (i) any of the representations and warranties of the Company contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 7.1 would not be satisfied; (ii) any of the covenants of the Company contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; or (iii) any Material Adverse Effect shall have occurred since the date of this Agreement and be continuing; provided, however, that, in the case of clauses “(i)” and “(ii)” only, if an inaccuracy in any of the representations and warranties of the Company as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company is curable by the Company through the use of reasonable efforts within 15 Business Days after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 9.1(d) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period, provided the Company, during the Company Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(d) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Company Cure Period);

(e)    by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 8.1 would not be satisfied; or (ii) if any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 8.2 would not be satisfied; provided, however, that if an inaccuracy in any of Parent’s representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Parent is curable by Parent through the use of reasonable efforts within 15 Business Days after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 9.1(e) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period, provided Parent, during the Parent Cure Period, continues to exercise reasonable efforts to cure such inaccuracy or breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 9.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Parent Cure Period); or

(f)    by Parent if any of the Required Merger Stockholder Votes are not obtained within six hours after the execution of this Agreement.

9.2    Termination Procedures. If Parent wishes to terminate this Agreement pursuant to Section 9.1, Parent shall deliver to the Company a written notice stating that Parent is terminating this Agreement and setting forth a brief description of the basis on which Parent is terminating this Agreement. If the Company wishes to terminate this Agreement pursuant to Section 9.1, the Company shall deliver to Parent a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

9.3    Effect of Termination.

(a)    If this Agreement is terminated pursuant to Section 9.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that: (a) neither the Company nor Parent shall be relieved of any obligation or other liability arising from any intentional or willful breach by such party of any provision contained in this Agreement; and (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 11.

(b)    Notwithstanding anything to the contrary contained herein, the Company agrees on behalf of itself and its Affiliates that it shall not have any rights or claims (whether at law or equity, in tort, contract or otherwise) against any Financing Source or Financing Source Related Party in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby.

10.	INDEMNIFICATION, ETC.

10.1    Survival of Representations, Etc.

(a)    General Survival. Subject to Section 10.1(b) and Section 10.1(d), the representations and warranties made by the Company in this Agreement and the representations and warranties set forth in the Company Closing Certificate and the Merger Consideration Certificate (in each case other than the Fundamental Representations) shall survive the Effective Time until 11:59 pm (Pacific time) on the date that is the number of months set forth on Section 10.1(a) of Schedule A following the Closing Date (the “Expiration Date”); provided, however, that if, at any time on or prior to the Expiration Date, any Parent Indemnitee delivers to the Securityholders’ Agent a valid written notice delivered in accordance with the terms of this Section 10 alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 10.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the Expiration Date until such time as such claim is fully and finally resolved.

(b)    Fundamental Representations. Notwithstanding anything to the contrary contained in Section 10.1(a), but subject to Section 10.1(d), the Fundamental Representations shall survive the Effective Time until the expiration of the applicable statute of limitations (including any extensions thereof (as such statute of limitations pertains to the subject matter of such representations or warranties)); provided, however, that if, at any time on or prior to the expiration of the applicable statute of limitations referred to in this sentence, any Parent Indemnitee delivers to the Securityholders’ Agent a valid written notice, delivered in accordance with the terms of this Section 10 alleging the existence of an inaccuracy in or a breach of any such Fundamental Representation and asserting a claim for recovery under Section 10.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the applicable expiration date until such time as such claim is fully and finally resolved.

(c)    Parent Representations. All representations and warranties made by Parent and Merger Sub shall terminate and expire as of the Effective Time, and any liability of Parent or Merger Sub with respect to such representations and warranties shall thereupon cease.

(d)    Fraud. Notwithstanding anything to the contrary contained in Sections 10.1(a) and 10.1(b), the limitations set forth in Sections 10.1(a) and 10.1(b) shall not apply in the event of any Fraud (whether on the part of the Effective Time Holder against whom liability is being asserted, on the part of the Company or on the part of any Representative acting on behalf of the Company).

(e)    General. Except to the extent a shorter time period is expressly set forth herein for a particular cause of action, actions hereunder may be brought at any time prior to the expiration of the longest time period permitted by Section 8106(c) of Title 10 of the Delaware Code.

(f)    Representations Not Limited. The Company and the Securityholders’ Agent (on behalf of the Effective Time Holders) have agreed that the Parent Indemnitees’ rights to indemnification, compensation and reimbursement contained in this Section 10 relating to the representations, warranties, covenants and obligations of the Company are part of the basis of the bargain contemplated by this Agreement; and such representations, warranties, covenants and obligations, and the rights and remedies that may be exercised by the Parent Indemnitees with respect thereto, shall not be waived, limited or otherwise affected by or as a result of (and the Parent Indemnitees shall be deemed to have relied upon such representations, warranties, covenants or obligations notwithstanding) any knowledge on the part of any of the Parent Indemnitees (regardless of whether obtained through any investigation by any Parent Indemnitee or through disclosure by the Company or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement) or by reason of the fact that a Parent Indemnitee knew or should have known that any representation or warranty is or might be inaccurate or untrue.

10.2    Indemnification.

(a)    Indemnification. From and after the Effective Time (but subject to Section 10.1), each Effective Time Holder shall, severally (in accordance with their respective Applicable Pro Rata Share) and not jointly, hold harmless and indemnify each of the Parent Indemnitees from and against, and shall compensate and reimburse each of the Parent Indemnitees for, such Effective Time Holder’s Applicable Pro Rata Share, as applicable, of any Damages that are suffered or incurred at any time by any of the Parent Indemnitees or to which any of the Parent Indemnitees may otherwise become subject at any time (regardless of whether or not such Damages relate to any third party claim) and that arise from or as a result of:

(i)    regardless of any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement, any inaccuracy in or breach of any representation or warranty made by the Company in this Agreement as of the date of this Agreement (without giving effect to any materiality or Material Adverse Effect qualifications limiting the scope of such representation or warranty (other than, for purposes of determining whether an inaccuracy or breach exists, in the case of any lists required by the Material Listing Representations);

(ii)    regardless of any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement, any inaccuracy in or breach of any representation or warranty made by the Company: (A) in this Agreement as if such representation or warranty was made on and as of the Closing; or (B) in the Company Closing Certificate (in each case of clauses “(A)” and “(B)”, without giving effect to any materiality or Material Adverse Effect qualifications limiting the scope of such representation or warranty (other than, for purposes of determining whether an inaccuracy or breach exists, in the case of any lists required by the Material Listing Representations);

(iii)    regardless of the disclosure of any matter set forth in the Disclosure Schedule, any inaccuracy in any information, or breach of any representation or warranty, set forth in the Merger Consideration Certificate, including any failure to properly calculate the Company Transaction Expenses, the Purchase Price, the Aggregate Exercise Price, and the Per Share Amount;

(iv)    any breach of any covenant or obligation of the Company in this Agreement required to be performed prior to the Effective Time (including any such covenant described in Section 6), or any breach of any covenant or obligation of any Effective Time Holder or the Securityholders’ Agent in this Agreement required to be performed at or after the Effective Time (including any covenant described in Section 6);

(v)    any matter referred to in Part 10.2 of the Disclosure Schedule;

(vi)    the exercise by any stockholder of the Company of such stockholder’s appraisal rights under the DGCL or the CGCL, including all costs and expenses incurred by the Company or Parent in connection with any Legal Proceeding or settlement in connection therewith (it being understood that if a final determination of the fair value of any Dissenting Shares is made by a court of competent jurisdiction in connection with any such exercise of appraisal rights, then the only portion of such fair value to be included in calculation of the Damages incurred as a result of such exercise is the amount, if any, by which such fair value exceeds what otherwise would have been payable by Parent with respect to such Dissenting Shares in accordance with Section 1.5 hereof had they not been Dissenting Shares);

(vii)    any Fraud on the part of the Company or any Representative acting on behalf of the Company, in each case in connection with this Agreement or the Merger; and

(viii)    any claim or Legal Proceeding by a third party to the extent that, assuming the facts underlying such claim or Legal Proceeding were true, such facts would constitute a breach of a representation or warranty in this Agreement or give rise to indemnification under any of clauses “(i)” through “(vii)” above, inclusive; provided that any Damages under this clause “(viii)” shall only constitute Damages indemnifiable hereunder to the extent that they consist of: (A) reasonable, out of pocket fees, costs and expenses of defending any such claim or Legal Proceeding; or (B) settlements, adjustments or compromises of any such claim or Legal Proceeding that are effected with the consent of the Securityholders’ Agent, or as to which the Securityholders’ Agent has unreasonably withheld its consent following a written request therefor by Parent.

(b)    Damage to Parent. The parties acknowledge and agree that, if the Surviving Corporation or any of the Acquired Entities suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Surviving Corporation or any of the Acquired Entities as a Parent Indemnitee) Parent shall also be deemed, by virtue of its ownership of the stock of the Surviving Corporation or any Acquired Entity, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

10.3    Limitations.

(a)    Basket. Subject to Section 10.3(b), the Effective Time Holders shall not be required to make any indemnification payment pursuant to (x) Section 10.2(a)(i) or Section 10.2(a)(ii) for any inaccuracy in or breach of any representation or warranty in this Agreement; or (y) Section 10.2(a)(viii) (to the extent related to Section 10.2(a)(i) or Section 10.2(a)(ii)) until such time as: (i) the amount of Damages that have been suffered or incurred by any one or more of the Parent Indemnitees, or to which any one or more of the Parent Indemnitees has or have otherwise become subject, with respect to an individual claim exceeds the amount set forth in Section 10.3(a)(i) of Schedule A (it being agreed and understood that all Damages, whether in a single claim or in a group of related claims, relating to a particular fact, event, circumstance or occurrence (or a series of related facts, events, circumstances or occurrences, or facts, events, circumstances or occurrences having the same underlying, non-generic factual or legal basis) shall be aggregated for this purpose); and (ii) the total amount of all Damages (including the Damages arising from such inaccuracy or breach and all other Damages arising from any other inaccuracies or breaches of any representations or warranties) that have been suffered or incurred by any one or more of the Parent Indemnitees, or to which any one or more of the Parent Indemnitees has or have otherwise become subject, exceeds the amount set forth in Section 10.3(a)(ii) of Schedule A in the aggregate (the “Basket Amount”). If the total amount of such Damages exceeds the Basket Amount, then the Parent Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages, subject to clause “(i)” of the preceding sentence, and not merely the portion of such Damages exceeding the Basket Amount.

(b)    Applicability of Basket. The limitations set forth in Section 10.3(a) shall not apply (and shall not limit the indemnification or other obligations of any Effective Time Holder): (i) in the event of Fraud (whether on the part of any Effective Time Holder, on the part of the Company or any Representative acting on behalf of the Company); (ii) to inaccuracies in or breaches of any of the Fundamental Representations; (iii) to any of the matters referred to in Sections 10.2(a)(iii) through Section 10.2(a)(vii), inclusive; or (iv) to the matters referred to in Section 10.2(a)(viii) (to the extent related to any of the matters referred to in clauses “(i)” through “(iii)” of this sentence).

(c)    Recourse to Escrow Fund. Subject to Section 10.3(d), recourse by the Parent Indemnitees to the Escrow Fund shall be the Parent Indemnitees’ sole and exclusive remedy under this Agreement for monetary Damages resulting from the matters referred to in Sections 10.2(a)(i), 10.2(a)(ii), 10.2(a)(v) and 10.2(a)(viii).

(d)    Applicability of Escrow Amount Cap. The limitation set forth in Section 10.3(c) shall not apply to any Effective Time Holder (and shall not limit the indemnification or other obligations of such Effective Time Holder): (i) in the event of Damages resulting from Fraud (whether on the part of any Effective Time Holder, on the part of any Acquired Entity or any Representative acting on behalf of any Acquired Entity); (ii) to inaccuracies in or breaches of any of the Fundamental Representations; or (iii) to any of the matters referred to in Section 10.2(a)(iii), Section 10.2(a)(iv), Section 10.2(a)(vi) or Section 10.2(a)(vii); provided, however, that any amounts recovered by the Parent Indemnitees from the Escrow Fund pursuant to Section 10.2(a)(i) or Section 10.2(a)(ii) with respect to breaches of the Fundamental Representations, or pursuant to any of the matters referred to in Section 10.2(a)(iii), Section 10.2(a)(iv), Section 10.2(a)(vi) or Section 10.2(a)(vii), shall not count towards or reduce the amount that the Parent Indemnitees may recover with respect to claims for indemnification, compensation or reimbursement pursuant to Section 10.2(a)(i), Section 10.2(a)(ii), Section 10.2(a)(v) or Section 10.2(a)(viii) (it being understood that, in the case of such recovery from the Escrow Fund, the Parent Indemnitees shall be entitled to recover directly against the Effective Time Holders up to the amount of such recovery from the Escrow Fund). To the extent that the Parent Indemnitees are entitled to recovery under Section 6 or this Section 10 in excess of the Escrow Fund, the Parent Indemnitees shall not be entitled to recover amounts directly from the Effective Time Holders under this Section 10 in respect of the indemnification obligations of the Effective Time Holders until such time as the Escrow Fund has been fully exhausted or the amounts contained therein are otherwise allocated to cover existing, unresolved indemnification, compensation or reimbursement claims that have been set forth in Claim Notices delivered pursuant to Section 10.5. Subject to Section 11.3, the total amount of indemnification payments that each Effective Time Holder (other than with respect to any Fraud on the part of such Effective Time Holder) can be required to make to the Parent Indemnitees pursuant to Sections 6 and 10.2 (in excess of the amount, if any, that was withheld from such Effective Time Holder as a contribution to the Escrow Fund pursuant to the terms of Section 1.5(c), and paid to Parent or any other Parent Indemnitee out of the Escrow Fund) shall be limited to the portion of the aggregate Merger Consideration paid (other than with respect to any amounts subject to a Holdback Agreement, which shall only be taken into consideration to the extent actually paid) or payable to such Effective Time Holder pursuant to Sections 1.5 and 1.6 (without regard to any Taxes deducted or to be deducted).

(e)    Insurance and Third-Party Payments. For purposes of computing the amount of any Damages payable to the Parent Indemnitees under Section 6 or this Section 10, such Damages shall be reduced by an amount equal to the amount of any insurance proceeds received by Parent or any of its Affiliates and any indemnification payments or reimbursements received by the Parent Indemnities from third parties (net of actual out-of-pocket costs of recovery and/or enforcement, deductibles and retro-premium adjustments) in connection with such Damages or any of the circumstances giving rise thereto (it being understood that Parent and any of its Affiliates shall have no obligation to obtain or seek coverage or recovery from insurance carriers or such third parties in respect of any such Damages). If Parent or any of its Affiliates or receives any such insurance or third-party proceeds after an indemnification payment has been made to it, Parent or its Affiliates, as the case may be, shall promptly pay or cause to be paid (up to the aggregate amount of indemnification payments previously made to Parent or its Affiliates hereunder) to the Effective Time Holders the amount of such insurance or third-party proceeds promptly after such time or times as and to the extent that such insurance or third-party proceeds are received by Parent or its Affiliates, to the extent not previously offset against Damages paid by the Effective Time Holders.

10.4    No Contribution. Except with respect to any such rights as a director or officer of the Company pursuant to Section 4.10 or under the D&O Tail Policy, each Effective Time Holder waives, and acknowledges and agrees that such Effective Time Holder (and the Securityholders’ Agent on behalf of such Effective Time Holder) shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity, right of subrogation or advancement of expenses or other right or remedy against the Surviving Corporation or any Acquired Entity in connection with any indemnification obligation or any other liability to which such Effective Time Holder may become subject under or in connection with this Agreement or any other agreement, document or instrument delivered to Parent in connection with this Agreement.

10.5    Claim Procedures. Any claim for indemnification, compensation or reimbursement pursuant to Section 6 or this Section 10 (and, at the option of any Parent Indemnitee, any claim based upon Fraud) shall be brought and resolved exclusively as follows:

(a)    Claim Notice. If any Parent Indemnitee has or claims in good faith to have incurred or suffered, or believes in good faith that it may incur or suffer, Damages for which it is or may be entitled to indemnification, compensation or reimbursement under Section 6 or this Section 10, such Parent Indemnitee may deliver a claim notice signed by an authorized representative of Parent (a “Claim Notice”) to the Securityholders’ Agent. Each Claim Notice shall: (i) contain a brief description specifying in reasonable detail the facts and circumstances supporting the Parent Indemnitee’s claim; and (ii) if practicable, contain a non-binding, preliminary, good faith estimate of the amount to which the Parent Indemnitee reasonably anticipates it will be entitled hereunder (the aggregate amount of such estimate, as it shall be modified by the Parent Indemnitee in good faith from time to time, being referred to as the “Claimed Amount”). Following the delivery of a Claim Notice, Parent shall provide reasonable access to the Securityholders’ Agent and its Representatives to the books and records of the Surviving Corporation and reasonable access during normal business hours to such personnel or other representatives of the Surviving Corporation and Parent, in each case as may reasonably be required by the Securityholders’ Agent and its Representatives, for the purposes of investigating or resolving any disputes relating to or raised by the Claim Notice. Notwithstanding the foregoing: (A) the parties will cooperate with the intention that any such access as contemplated in this Section 10.5(a) shall occur in such a manner to protect the confidentiality of the matters at issue (including through an agreement by the Securityholders’ Agent to reasonable restrictions on disclosure and use); (B) all requests for such access shall be directed to an employee of Parent at or above the level of Vice President, or an employee in Parent’s legal department; and (C) nothing herein shall require Parent to provide access to, or to disclose any information to, the Securityholders’ Agent or any of its Representatives if such access or disclosure: (y) would waive any legal privilege; or (z) would be in violation of any applicable Contracts, applicable Legal Requirements or regulations of any Governmental Body; provided, however, that Parent shall use commercially reasonable efforts to provide such information to the Securityholders’ Agent in a manner that would not adversely affect the applicable privilege or violate such applicable Contract, Legal Requirement or regulation.

(b)    Response Notice. During the 30-day period commencing upon receipt by the Securityholders’ Agent of a Claim Notice from a Parent Indemnitee (the “Dispute Period”), the Securityholders’ Agent may deliver to the Parent Indemnitee a written response (the “Response Notice”) in which the Securityholders’ Agent: (i) agrees that the full Claimed Amount is owed to the Parent Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount is owed to the Parent Indemnitee; or (iii) indicates that no part of the Claimed Amount is owed to the Parent Indemnitee. If the Response Notice is delivered in accordance with clause “(ii)” or clause “(iii)” of the preceding sentence, the Response Notice shall also contain a brief description of the facts and circumstances supporting the Securityholders’ Agent’s claim that only a portion or no part of the Claimed Amount is owed to the Parent Indemnitee, as the case may be. Any part of the Claimed Amount that is not agreed to be owed to the Parent Indemnitee pursuant to the Response Notice (or the entire Claimed Amount, if the Securityholders’ Agent asserts in the Response Notice that no part of the Claimed Amount is owed to the Parent Indemnitee) is referred to herein as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any good faith modifications by the Parent Indemnitee to the Claimed Amount). If a Response Notice is not received by the Parent Indemnitee from the Securityholders’ Agent prior to the expiration of the Dispute Period, then the Securityholders’ Agent shall be conclusively deemed to have agreed that an amount equal to the full Claimed Amount is owed to the Parent Indemnitee.

(c)    Full Claimed Amount. If the Securityholders’ Agent in its Response Notice agrees that the full Claimed Amount is owed to the Parent Indemnitee, or if no Response Notice is received by the Parent Indemnitee from the Securityholders’ Agent prior to the expiration of the Dispute Period, then: (i) Parent and Securityholders’ Agent shall, within seven Business Days following the earlier of the delivery of such Response Notice and the expiration of the Dispute Period, jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to pay the Claimed Amount to the Parent Indemnitee from the Escrow Fund; provided, however, that if the Securityholders’ Agent fails to execute and deliver such written notice within such seven Business Day period, Parent’s unilateral execution and delivery of such written notice shall constitute binding instructions to the Escrow Agent by Parent and the Securityholders’ Agent to release the Claimed Amount to the Parent Indemnitee from the Escrow Fund (to the extent of the Escrow Fund); and (ii) if the amount held in the Escrow Fund is insufficient to cover the full Claimed Amount, then, subject to the limitations contained in Section 10.3, Parent may, following the earlier of the delivery of such Response Notice and the expiration of the Dispute Period, pursue recovery directly against each Effective Time Holder for an amount equal to such Effective Time Holder’s Applicable Pro Rata Share of the amount of such deficiency to the Parent Indemnitee.

(d)    Agreed Amount. If the Securityholders’ Agent delivers a Response Notice to the Parent Indemnitee during the Dispute Period agreeing that part, but not all, of the Claimed Amount is owed to the Parent Indemnitee (the “Agreed Amount”), then: (i) Parent and Securityholders’ Agent shall, within three Business Days following the delivery of such Response Notice, jointly execute and deliver to the Escrow Agent a written notice instructing the Escrow Agent to pay the Agreed Amount to such Parent Indemnitee from the Escrow Fund; and (ii) if the amount held in the Escrow Fund is insufficient to cover the full Agreed Amount, then, subject to the limitations contained in Section 10.3, Parent may, following the delivery of such Response Notice, pursue recovery directly against each Effective Time Holder for an amount equal to such Effective Time Holder’s Applicable Pro Rata Share of the amount of such deficiency to the Parent Indemnitee.

(e)    Stipulated Amount. If the Securityholders’ Agent delivers a Response Notice to the Parent Indemnitee during the Dispute Period expressly stating that there is a Contested Amount, the Securityholders’ Agent and the Parent Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Securityholders’ Agent and the Parent Indemnitee resolve such dispute, such resolution shall be binding on the Securityholders’ Agent, the Effective Time Holders and such Parent Indemnitee, and a settlement agreement stipulating the amount owed to such Parent Indemnitee (the “Stipulated Amount”) shall be signed by such Parent Indemnitee and the Securityholders’ Agent. Within three Business Days following the execution of such settlement agreement, or such shorter period of time as may be set forth in the settlement agreement, Parent and the Securityholders’ Agent shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release the Stipulated Amount to the Parent Indemnitee from the Escrow Fund (to the extent of the Escrow Fund). If the amount held in the Escrow Fund is insufficient to cover the full Stipulated Amount, then, subject to the limitations contained in Section 10.3, Parent may, following the execution of such settlement agreement, pursue recovery directly against each Effective Time Holder for an amount equal to such Effective Time Holder’s Applicable Pro Rata Share of the amount of such deficiency to the Parent Indemnitee.

(f)    Dispute. In the event that there is a dispute relating to any Claim Notice or Contested Amount (whether it is a matter between the Parent Indemnitee, on the one hand, and the Securityholders’ Agent, on the other hand, or it is a matter that is subject to a claim or Legal Proceeding asserted or commenced by a third party brought against the Parent Indemnitee or an Acquired Entity), such dispute (an “Arbitrable Dispute”) shall be settled by binding arbitration. Notwithstanding the preceding sentence, nothing in this Section 10.5(f) shall prevent the Parent Indemnitee from seeking preliminary injunctive relief from a court of competent jurisdiction pending settlement of any Arbitrable Dispute.

(i)    Except as otherwise provided in this Agreement, any Arbitrable Dispute shall be resolved by arbitration in San Francisco County, California, in accordance with JAMS’ Comprehensive Arbitration Rules and Procedures (the “JAMS Rules”) then in effect. However, in all events, the provisions contained in this Agreement shall govern over any conflicting rules which may now or hereafter be contained in the JAMS Rules. A judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available if any judicial proceeding were instituted to resolve an Arbitrable Dispute. The existence of such arbitration and the terms of the Arbitrable Dispute shall be kept confidential by the Securityholders’ Agent and the Effective Time Holders; provided, however, that: (A) such parties may discuss the arbitration with those of their respective advisors, attorneys, directors, officers, members, Affiliates and other representatives who agree to keep the existence of such arbitration and the terms of such Arbitrable Dispute confidential; and (B) the Securityholders’ Agent may disclose such information on a need-to-know basis to the Effective Time Holders, provided that such Effective Time Holders agree to keep such information confidential.

(ii)    Any such arbitration will be conducted before a single arbitrator who will be compensated for his or her services at a rate to be determined by the Parent Indemnitee and the Securityholders’ Agent or by JAMS, but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.

(iii)    The arbitrator shall be mutually agreed upon by the Parent Indemnitee and the Securityholders’ Agent. In the event the Parent Indemnitee and the Securityholders’ Agent are unable to agree on the selection of an arbitrator within 20 days following submission of the dispute to JAMS by one of the parties, JAMS will have the authority to select an arbitrator from a list of arbitrators who satisfy the criteria set forth in clause “(iv)” below.

(iv)    The arbitrator shall not have any past or current family, business or other relationship with the Parent Indemnitee, any Acquired Entity, the Securityholders’ Agent, any of the Effective Time Holders or any Affiliate, director or officer thereof, unless, following full disclosure of all such relationships, the Parent Indemnitee and the Securityholders’ Agent agree in writing to waive such requirement with respect to the arbitrator in connection with such dispute. In addition, unless otherwise agreed to between the Parent Indemnitee and the Securityholders’ Agent in writing, the arbitrator shall have at least 15 years’ experience in the negotiation of definitive merger and acquisition agreements involving privately held entities; provided, however, that if JAMS is not able to provide an arbitrator for such arbitration with the requisite experience set forth in this clause “(iv),” such arbitrator shall be a retired Article III Federal District Court judge.

(v)    The arbitrator shall be instructed to hold up to three days of eight-hour hearings regarding the disputed matter within 60 days of his or her designation and to render an award no later than 30 days after the conclusion of such hearings, in each case unless otherwise mutually agreed in writing by the Parent Indemnitee and the Securityholders’ Agent. The final decision of the arbitrator: (A) shall include the amount of the award to the Parent Indemnitee (the “Award Amount”), if any; (B) shall be furnished to the Securityholders’ Agent and the Parent Indemnitee in writing; and (C) shall constitute a final, non-appealable and conclusive determination of the issue(s) in question, shall be binding upon the Securityholders’ Agent, the Effective Time Holders and the Parent Indemnitee and shall not be contested by any of them.

(vi)    The Parent Indemnitee and the Securityholders’ Agent agree to act in good faith to promptly exchange relevant non-privileged documents upon request from the other party.

(vii)    The Parent Indemnitee and the Securityholders’ Agent (on behalf of the Effective Time Holders) will each pay 50% of the initial compensation to be paid to the arbitrator in any such arbitration and 50% of the costs of transcripts and other normal and regular expenses of the arbitration proceedings; provided, however, that: (A) the prevailing party in any arbitration will be entitled to reimbursement of such amounts and an award of reasonable attorneys’ fees and costs; and (B) all costs of arbitration will be paid by the losing party, and the arbitrator will be authorized to determine the identity of the prevailing party and the losing party. If the Parent Indemnitee is found to be the prevailing party in any arbitration, the amount of the fees and expenses of the Parent Indemnitee payable by the Effective Time Holders pursuant to this clause “(vii)” shall be added to the Award Amount.

(viii)    The arbitrator chosen in accordance with these provisions will not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or any other provisions contained in this Section 10.5 or elsewhere in this Agreement.

(ix)    Upon resolution of the Arbitrable Dispute in accordance with this Section 10.5: (A) Parent and the Securityholders’ Agent shall instruct the Escrow Agent to pay the Parent Indemnitee the Award Amount from the Escrow Fund in accordance with this Section 10.5 and the Escrow Agreement; and (B) if the Award Amount relates to Fraud or any other matter set forth in Section 10.2(a) for which recovery from the Escrow Fund is not the sole and exclusive remedy, and the amount remaining in the Escrow Fund is insufficient to cover the full Award Amount, then, subject to any applicable limitations provided for in Section 10.3, Parent may, following the delivery of the final decision of the arbitrator, pursue recovery directly against each Effective Time Holder for an amount equal to such Effective Time Holder’s Applicable Pro Rata Share of the amount of such deficiency to the Parent Indemnitee. Any ruling or decision of the arbitrator may be enforced in any court of competent jurisdiction.

(g)    First Anniversary Release. Promptly after the first anniversary of the Closing Date (the “First Anniversary”), Parent will notify the Securityholders’ Agent in writing of the amount that Parent determines in good faith to be necessary to satisfy all then-pending and unresolved claims for indemnification, compensation or reimbursement made pursuant to Section 6 or this Section 10, on or prior to 11:59 p.m. (Pacific time) on the First Anniversary (such amount, the “Initial Retained Escrow Amount”). Subject to Section 10.5(j), within 10 Business Days following the First Anniversary, Parent and the Securityholders’ Agent shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Escrow Fund to: (x) Parent, for further distribution via payroll to the holders of Outstanding-In-the-Money Vested Options and/or Vested RSUs who are Continuing Service Providers; or (y) the Payment Agent, for distribution to the other Effective Time Holders, as applicable, an amount in the aggregate equal to 50% of: (i) the amount held in the Escrow Fund as of the First Anniversary (as reduced from time to time pursuant to the terms of this Agreement); minus (ii) the Initial Retained Escrow Amount, with each Effective Time Holder to receive a portion thereof equal to the product obtained by multiplying: (A) the amount to be so released; by (B) such Effective Time Holder’s Pro Rata Share.

(h)    Subsequent Releases. Promptly after the Expiration Date, Parent will notify the Securityholders’ Agent in writing of the amount that Parent determines in good faith to be necessary to satisfy all then-pending and unresolved claims for indemnification, compensation or reimbursement made pursuant to Section 6 or this Section 10, on or prior to 11:59 p.m. (Pacific time) on the Expiration Date (each such claim a “Continuing Claim” and such amount, the “Subsequent Retained Escrow Amount”). Subject to Section 10.5(j), within 10 Business Days following the Expiration Date, Parent and the Securityholders’ Agent shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Escrow Fund to: (x) Parent, for further distribution via payroll to the holders of Outstanding-In-the-Money Vested Options and/or Vested RSUs who are Continuing Service Providers; or (y) the Payment Agent, for distribution to the other Effective Time Holders, as applicable, an amount in the aggregate equal to: (i) the amount held in the Escrow Fund as of the Expiration Date (as reduced from time to time pursuant to the terms of this Agreement); minus (ii) the Subsequent Retained Escrow Amount, with each Effective Time Holder to receive a portion thereof equal to the product obtained by multiplying: (A) the amount to be so released; by (B) such Effective Time Holder’s Pro Rata Share.

(i)    Remaining Amounts. Following the Expiration Date, after resolution and payment of a Continuing Claim, Parent and the Securityholders’ Agent shall execute and deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release from the Escrow Fund to: (x) Parent, for further distribution via payroll to the holders of Outstanding-In-the-Money Vested Options and/or Vested RSUs who are Continuing Service Providers; or (y) the Payment Agent, for distribution to the other Effective Time Holders, as applicable, an amount in the aggregate equal to the amount remaining in the Escrow Fund with respect to such Continuing Claim (if any) as of the date of such resolution and payment, with each Effective Time Holder to receive a portion thereof equal to the product obtained by multiplying: (i) the amount to be so released; by (ii) such Effective Time Holder’s Pro Rata Share.

(j)    Payment Conditions. With respect to any amount to be released from the Escrow Fund to the Effective Time Holders pursuant to this Section 10.5 or the Escrow Agreement:

(i)    if any former holder of Outstanding Capital Stock has not executed and delivered a properly completed Letter of Transmittal and surrendered such Effective Time Holder’s Company Stock Certificate (or transferred such Effective Time Holder’s Company Book Entry Shares) in accordance with Section 1.8(b) (collectively, the “Payment Conditions”) prior to the delivery to the Escrow Agent of the applicable joint written instructions, then any amount that would otherwise be released to such Effective Time Holder shall be held by the Payment Agent, without interest, until such holder satisfies all of such Effective Time Holder’s applicable Payment Conditions;

(ii)    for purposes of Sections 1.5(a)(ii) only, amounts to be released from the Escrow Fund to be distributed to each Effective Time Holder shall be deemed to be the product of: (A) the aggregate amount to be released from the Escrow Fund to the Effective Time Holders; multiplied by (B) each Effective Time Holder’s Pro Rata Share (it being understood that the amounts referred to in this clause “(ii)” have been taken into account in determining each Effective Time Holder’s Pro Rata Share and that no Effective Time Holder shall receive more than such Effective Time Holder’s Pro Rata Share of any amount released from the Escrow Fund);

(iii)    each distribution to be made from the Escrow Fund to a particular Effective Time Holder shall be effected in accordance with the payment delivery instructions set forth in such Effective Time Holder’s Letter of Transmittal, with respect to amounts to be distributed in respect of such Effective Time Holder’s Outstanding Capital Stock; and

(iv)    all written instructions to be delivered to the Escrow Agent with respect to any distribution from the Escrow Fund shall be consistent with this Section 10.5(j).

10.6    Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against the Surviving Corporation, any Acquired Entity, Parent or any other Person) with respect to which any Effective Time Holder may become obligated to hold harmless, indemnify, compensate or reimburse any Parent Indemnitee pursuant to Section 10, Parent shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own with counsel reasonably satisfactory to the Securityholders’ Agent. If Parent so proceeds with the defense of any such claim or Legal Proceeding:

(a)    upon Parent’s written request, each Effective Time Holder shall make available to Parent any documents and materials in such Effective Time Holder’s possession or control that may reasonably be necessary to the defense of such claim or Legal Proceeding;

(b)    Parent shall: (i) keep the Securityholders’ Agent reasonably informed of the status of such claim or Legal Proceeding and the defense thereof and shall consider reasonable recommendations made in good faith by the Securityholders’ Agent with respect to the defense of such claim or Legal Proceeding; and (ii) upon reasonable written request by the Securityholders’ Agent for specified pleadings, notices or material written communications, deliver to the Securityholders’ Agent, within five Business Days after the Parent Indemnitee’s receipt thereof, copies of all such materials reasonably requested, provided that Parent may limit such disclosure in order to preserve the attorney client privilege, work product doctrine or any other similar privilege, in each case as and to the extent applicable to such materials; provided, further, that Parent shall use commercially reasonable efforts to provide such information to Securityholders’ Agent in a manner that would not adversely affect any applicable privileges; and

(c)    Parent shall have the right to settle, adjust or compromise such claim or Legal Proceeding without the consent of the Securityholders’ Agent; provided, however, that if Parent settles, adjusts or compromises any such claim or Legal Proceeding without the consent of the Securityholders’ Agent, then such settlement, adjustment or compromise shall not be conclusive evidence of the amount of, or the Effective Time Holders’ liability for, Damages incurred by the Parent Indemnitee in connection with such claim or Legal Proceeding. If Parent does not elect to proceed with the defense of any such claim or Legal Proceeding, the Securityholders’ Agent may proceed with the defense of such claim or Legal Proceeding with counsel reasonably satisfactory to Parent; provided, however, that the Securityholders’ Agent may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Parent (which consent may not be unreasonably withheld or delayed). Parent shall give the Securityholders’ Agent prompt notice of the commencement of any such claim or Legal Proceeding against Parent, Merger Sub or the Company; provided, however, that any failure on the part of Parent to so notify the Securityholders’ Agent shall not limit any of the obligations of the Effective Time Holders under this Section 10 (except to the extent such failure materially prejudices the defense of such Legal Proceeding).

10.7    Exclusive Remedy. Except for equitable remedies, from and after the Effective Time, the rights to indemnification, compensation and reimbursement set forth in Section 6 and this Section 10 shall be the sole and exclusive monetary remedy of the Parent Indemnitees against the Effective Time Holders with respect to any Damages arising under or pursuant to this Agreement; provided that, for the avoidance of doubt, nothing in this Section 10.7 shall limit the rights of the Indemnitees against any Effective Time Holder in the event of Fraud on the part of such Effective Time Holder.

10.8    Tax Treatment of Indemnity Payments. The parties agree to report each indemnification payment made in respect of any Damages as an adjustment to the Purchase Price for federal income Tax purposes unless the indemnified party determines in good faith that such reporting position is incorrect.

11.	MISCELLANEOUS PROVISIONS

11.1    Securityholders’ Agent.

(a)    Appointment. By virtue of the adoption and approval of this Agreement and/or the Joinder and Support Agreements, and by the consummation of the Merger or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, the Effective Time Holders irrevocably nominate, constitute and appoint Shareholder Representative Services LLC as the representative agent and true and lawful attorney-in-fact of the Effective Time Holders, with full power of substitution, for all purposes in connection with this Agreement and the agreements ancillary hereto (the “Securityholders’ Agent”), including to act in the name, place and stead of such Persons for purposes of executing any documents and taking any actions that the Securityholders’ Agent may, in the Securityholders’ Agent’s sole discretion, determine to be necessary, desirable or appropriate in connection with this Agreement and any other agreement, document or instrument referred to in or contemplated by this Agreement and any transaction contemplated under this Agreement or any such other agreement, document or instrument, including with respect to, any claim for indemnification, compensation or reimbursement under Section 10, the Escrow Agreement. Securityholders’ Agent hereby accepts its appointment as Securityholders’ Agent.

(b)    Authority. The Effective Time Holders grant to the Securityholders’ Agent full authority to execute, deliver, acknowledge, certify and file on behalf of such Persons (in the name of any or all of such Persons or otherwise) any and all documents that the Securityholders’ Agent may, in its sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Securityholders’ Agent may, in its sole discretion, determine to be appropriate, in performing its duties as contemplated by Section 11.1(a). Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with the transactions contemplated hereby, after the Closing: (i) each Parent Indemnitee shall be entitled to deal exclusively with the Securityholders’ Agent on all matters relating to any claim for indemnification, compensation or reimbursement under Section 10 and under the Escrow Agreement (for the avoidance of doubt, except with respect to payment of any amounts owed directly by the Effective Time Holders to a Parent Indemnitee); and (ii) each Parent Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Effective Time Holder by the Securityholders’ Agent, and on any other action taken or purported to be taken on behalf of any such Person by the Securityholders’ Agent, as fully binding upon such Person.

(c)    Power of Attorney. The Effective Time Holders recognize and intend that the power of attorney granted in Section 11.1(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Securityholders’ Agent; and (iii) shall survive the death, incapacity, dissolution, liquidation or winding up of each of the Effective Time Holders.

(d)    Replacement. If the Securityholders’ Agent shall die, resign, become disabled or otherwise be unable to fulfill its responsibilities hereunder, the Effective Time Holders shall (by consent of those Persons who contributed at least 50% of the Escrow Amount to the Escrow Fund), within 10 days after such death, disability or inability, appoint a successor to the Securityholders’ Agent (who shall be an Effective Time Holder and shall be reasonably satisfactory to Parent) and immediately thereafter notify Parent of the identity of such successor. Any such successor shall succeed the Securityholders’ Agent as Securityholders’ Agent hereunder. If for any reason there is no Securityholders’ Agent at any time, all references herein to the Securityholders’ Agent shall be deemed to refer to the Effective Time Holders.

(e)    Liability of Securityholders’ Agent. The Securityholders’ Agent will incur no liability of any kind with respect to any action or omission by the Securityholders’ Agent in connection with its services provided pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Securityholders’ Agent’s gross negligence or willful misconduct. The Securityholders’ Agent shall not be liable for any action or omission pursuant to the advice of counsel. The Effective Time Holders shall indemnify, defend and hold harmless the Securityholders’ Agent from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Agent Losses”) arising out of or in connection with the Securityholders’ Agent’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Agent Loss is suffered or incurred; provided that in the event that any such Agent Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Securityholders’ Agent, the Securityholders’ Agent will reimburse the Effective Time Holders the amount of such indemnified Agent Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Securityholders’ Agent by the Effective Time Holders, any such Agent Losses may be recovered by the Securityholders’ Agent from: (i) the funds in the Expense Fund; and (ii) the amounts in the Escrow Fund at such time as remaining amounts would otherwise be distributable to the Effective Time Holders; provided that while this section allows the Securityholders’ Agent to be paid from the aforementioned sources of funds, this does not relieve the Effective Time Holders from their obligation to promptly pay such Agent Losses as they are suffered or incurred, nor does it prevent the Securityholders’ Agent from seeking any remedies available to it at law or otherwise. In no event will the Securityholders’ Agent be required to advance its own funds on behalf of the Effective Time Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on the liability or indemnification obligations of the Effective Time Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Securityholders’ Agent under this Section 11.1(e). The foregoing indemnities will survive the Closing, the resignation or removal of the Securityholders’ Agent or the termination of this Agreement.

(f)    Expense Fund. The Expense Fund will be used for the purposes of paying directly, or reimbursing the Securityholders’ Agent for, any third party expenses pursuant to this Agreement and the agreements ancillary hereto. The Effective Time Holders will not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Securityholders’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Securityholders’ Agent will not be liable for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Securityholders’ Agent will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Securityholders’ Agent’s responsibilities, the Securityholders’ Agent will deliver any remaining balance of the Expense Fund to the Payment Agent for further distribution to the Effective Time Holders. For tax purposes, the Expense Fund will be treated as having been received and voluntarily set aside by the Effective Time Holders at the time of Closing.

11.2    Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

11.3    No Waiver Relating to Claims for Fraud. The liability of any Person under Section 10 will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on such Person’s Fraudulent acts or omissions. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Section 10, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any other Person’s own Fraudulent acts or omissions, nor will any such provisions limit, or be deemed to limit: (a) the amounts of recovery sought or awarded in any claim for Fraud against such other Person; (b) the time period during which a claim for Fraud may be brought against such other Person; or (c) the recourse which any such party may seek against such other Person with respect to a claim for Fraud, in each case based on such Person’s own Fraudulent acts or omissions.

11.4    Fees and Expenses. Subject to Sections 1.5 and 10 and the Escrow Agreement, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (c) the consummation of the Merger.

11.5    Attorneys’ Fees. If any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

11.6    Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) if delivered by hand, when delivered; (b) if sent on a Business Day by facsimile transmission before 11:59 p.m. (recipient’s time) on the day sent by facsimile and receipt is confirmed, when transmitted; (c) if sent by facsimile transmission on a day other than a Business Day and receipt is confirmed, or if sent by facsimile transmission after 11:59 p.m. (recipient’s time) on the day sent by facsimile and receipt is confirmed, on the Business Day following the date on which receipt is confirmed; (d) if sent on a Business Day by email before 11:59 p.m. (recipient’s time) on the day sent by email and receipt is confirmed, when transmitted; (e) if sent by email on a day other than a Business Day and receipt is confirmed, or if sent by email after 11:59 p.m. (recipient’s time) on the day sent by email and receipt is confirmed, on the Business Day following the date on which receipt is confirmed; (f) if sent by registered, certified or first class mail, the third Business Day after being sent; and (g) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address or facsimile telephone number or email address, as applicable, set forth beneath the name of such party below (or to such other address, facsimile telephone number or email address, as applicable, as such party shall have specified in a written notice given to the other parties hereto); provided, however, in the case of each of the foregoing clauses “(b)”, “(c)”, “(d)” and “(e)”, any notice or other required or permitted communication provided via facsimile or email transmission shall be deemed properly delivered, given and received as of the date set forth in such clause only if such notice or other communication is also sent by one of the methods set forth in clauses “(a)”, “(f)” or “(g)” on the same date such notice is sent pursuant to clause “(b)”, “(c)”, “(d)” or “(e)”:

If to Parent or Merger Sub:

Autodesk, Inc.

111 McInnis Parkway

San Rafael, CA 94903

Attention: General Counsel

Email: general.counsel@autodesk.com

Facsimile: (415) 507-6126

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

4085 Campbell Avenue, Suite 100

Menlo Park, CA 94025

Attention: Keith A. Flaum

Email: keith.flaum@hoganlovells.com

Facsimile: (650) 463-4199

If to the Company:

If to the Company, prior to the Closing:

PlanGrid, Inc.

2111 Mission St.

4th Floor

San Francisco, CA 94110

Attention: Legal Department

Email: legal@plangrid.com

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

Attention: Sayre E. Stevick; David K. Michaels

Email: sstevick@fenwick.com; dmichaels@fenwick.com

Facsimile: 650-988-5200

If to the Securityholders’ Agent and, after the Closing, to the Effective Time Holders:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: deals@srsacquiom.com

Facsimile: (303) 623-0294

Telephone: (303) 648-4085

11.7    Headings. The bold-faced headings and the underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

11.8    Counterparts and Exchanges by Electronic Transmission or Facsimile. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

11.9    Governing Law; Dispute Resolution.

(a)    Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of California (without giving effect to principles of conflicts of laws).

(b)    Venue. Except as otherwise provided in the Escrow Agreement, Section 10.5 or in Section 11.9(c), any action, suit or other Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement (including an action, suit or other Legal Proceeding based upon Fraud) shall be brought or otherwise commenced exclusively in any federal or state court located in the County of San Francisco, State of California. Each party to this Agreement: (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of and venue in each federal or state court located in the County of San Francisco, State of California (and each appellate court located in the County of San Francisco, State of California) in connection with any such action, suit or Legal Proceeding; (ii) agrees that each federal or state court located in the County of San Francisco, State of California shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or other Legal Proceeding commenced in any federal or state court located in the County of San Francisco, State of California, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or other Legal Proceeding has been brought in an inconvenient forum, that the venue of such action, suit or other Legal Proceeding is improper, that challenges the application of the internal laws of the State of California as set forth in Section 11.9(a), or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c)    Indemnification Claims. Any claim for indemnification, compensation or reimbursement pursuant to Sections 6 or 10 (and, at the option of any Parent Indemnitee, any other claim for a monetary remedy based upon Fraud) shall be brought and resolved exclusively in accordance with Section 10.5 (it being understood that, for the avoidance of doubt and without limiting any portion of Section 11.9(b): (i) at the option of any Parent Indemnitee, any claim based upon Fraud may be brought and resolved in accordance with Section 11.9(b) rather than in accordance with Section 10.5; and (ii) nothing in this Section 11.9(c) shall prevent any Parent Indemnitee from seeking preliminary injunctive relief or any other equitable remedy from a court of competent jurisdiction).

(d)    Financing Sources. Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto agrees that: (i) it will not bring or support any Legal Proceeding against the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute relating to the Financing, in any forum other than the United States federal court located in, or if that court does not have subject matter jurisdiction, in New York state court located in, the Borough of Manhattan in the City of New York, New York; (ii) all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources or any of the Financing Source Related Parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, including any claims or causes of action relating to the Financing shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof; and (iii) the provisions of Section 11.13 relating to the waiver of jury trial shall apply to any Legal Proceeding described in clause “(i)” or “(ii)” above.

11.10    Successors and Assigns. This Agreement shall be binding upon: (a) the Company and its successors and assigns (if any); (b) Parent and its successors and assigns (if any); (c) Merger Sub and its successors and assigns (if any); (d) the Securityholders’ Agent and its successors and assigns (if any); and (e) the Effective Time Holders. This Agreement shall inure to the benefit of: (i) the Company; (ii) Parent; (iii) Merger Sub; (iv) the other Parent Indemnitees; and (v) the respective successors and assigns (if any) of the foregoing. Parent may freely assign any or all of its rights and obligations under this Agreement (including its indemnification rights under Section 10), in whole or in part, to any other Person without obtaining the consent or approval of any other party hereto or of any other Person; provided that Parent shall remain liable for all of its obligations under this Agreement.

11.11    Remedies Cumulative; Specific Performance. Except as expressly set forth in this Agreement, the rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach of any covenant, obligation or other provision set forth in this Agreement: (a) each of the parties hereto shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it) to: (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) such party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

11.12    Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

11.13    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE FINANCING).

11.14    Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, on behalf of the Company, Parent, Merger Sub and the Securityholders’ Agent; and (b) after the Closing Date, on behalf of Parent and the Securityholders’ Agent (acting exclusively for and on behalf of all of the Effective Time Holders). Notwithstanding anything to the contrary contained in this Agreement, Section 9.3(b), Section 11.9(d), Section 11.13, Section 11.16 and this sentence may not be amended in any manner that is adverse in any material respect to any Financing Source or Financing Source Related Party without the prior written consent of such Financing Source or Financing Source Related Party, as applicable.

11.15    Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

11.16    Parties in Interest. Except for the provisions of Section 10, none of the provisions of this Agreement is intended to provide any rights or remedies to any employee, creditor or other Person other than Parent, Merger Sub, the Company and their respective successors and assigns (if any), except the Financing Sources and Financing Source Related Parties shall be third-party beneficiaries of Section 9.3(b), Section 11.9(d), Section 11.13, Section 11.16 and the second sentence of Section 11.14 and the D&O Indemnified Parties shall be third-party beneficiaries of Section 4.10.

11.17    Confidential Nature of Information. Each party (other than the Securityholders’ Agent) agrees that all documents, materials, data and other information which it shall have obtained regarding the other parties hereto during the course of the negotiations leading to the consummation of the transactions contemplated hereby (whether obtained before or after the date of this Agreement), the investigation provided for herein and the preparation of this Agreement and other related documents shall be deemed “Confidential Information” under the Confidentiality and Nondisclosure Agreement, dated as of May 18, 2018, between Parent and the Company (the “Confidentiality Agreement”) and subject to the terms thereof; provided, however, that: (a) prior to the Effective Time, Parent or any of its Affiliates may disclose any confidential information related to any Acquired Entity or its assets or business to the Financing Sources and the Financing Source Related Parties (in each case, without any obligation on the part of the Financing Sources or the Financing Source Related Parties to comply with the terms of the Confidentiality Agreement) so long as the Financing Sources are subject to confidentiality undertakings that are at least as restrictive as those applicable to Parent with respect to the Company (except that such confidentiality agreement need not contain any explicit or implicit standstill provision); and (b) after the Effective Time, Parent and the Company may use or disclose any confidential information related to any Acquired Entity or its assets or business.

11.18    No Public Announcement. Prior to the Effective Time, none of Parent, Merger Sub, the Securityholders’ Agent or any Acquired Entity (and none of their respective Affiliates) shall, without the approval of each other party, make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent: (a) that any party shall be so obligated by Legal Requirements or the laws of any stock exchange upon which the securities of such Person are listed, in which case such party shall first advise each other party thereof and the parties shall use commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued; or (b) consistent with prior press releases or public statements mutually agreed to and made by Parent or the Company; provided, however, that the foregoing shall not preclude communications or disclosures necessary to implement the provisions of this Agreement or enforce such party’s rights hereunder. Following the Effective Time, neither the Securityholders’ Agent nor any of its Affiliates shall make any press release or other public announcement concerning the transactions contemplated by this Agreement, except as and to the extent: (i) that such party shall be so obligated by law, in which case such party shall advise Parent thereof and the parties shall use commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued; or (ii) consistent with prior press releases or public statements mutually agreed to and made by Parent or the Company. Notwithstanding the foregoing or anything in this Agreement to the contrary, following the Closing, the Securityholders’ Agent shall be permitted to: (A) after the public announcement of the Merger, publicly announce that it has been engaged to serve as the Securityholders’ Agent in connection herewith as long as such announcement does not disclose any of the other terms hereof or the terms of any agreement ancillary hereto; and (B) disclose information as required by applicable Legal Requirements or to employees, advisors, agents or consultants of the Securityholders’ Agent and to the Effective Time Holders, in each case who have a need to know such information, provided that such Persons are subject to reasonable restrictions on disclosure and use with respect thereto.

11.19    Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof. The parties hereto acknowledge and agree that, effective as of the Effective Time, the Confidentiality Agreement is hereby terminated and shall be null and void and of no force or effect. Parent and Merger Sub acknowledge that the Company has not made, and Parent and Merger Sub are not relying on, any representations or warranties as to the accuracy or completeness of any information regarding the Acquired Entities or their respective businesses or assets, express or implied, except as set forth in Section 2 or pursuant to certificates delivered hereto. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall limit the rights of the Parent Indemnitees against any Person in the case of Fraud by such Person (whether within or outside the subject matter of the representations and warranties contained in this Agreement).

11.20    Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty of the Company set forth in the corresponding numbered or lettered section or subsection of this Agreement, except to the extent that: (a) such information is explicitly cross-referenced in another part of the Disclosure Schedule; or (b) it is readily apparent on the face of the disclosure (without reference to any document referred to therein) that such information qualifies another representation and warranty of the Company in this Agreement.

11.21    Construction.

(a)    Gender; Etc. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)    Ambiguities. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)    Interpretation. As used in this Agreement: (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”; and (ii) the use of the word “or” shall not be exclusive.

(d)    References. Except as otherwise indicated, all references in this Agreement to “Sections,” “Parts,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement. All references to an Acquired Entity in this Agreement shall include references to any Person that merged with and into or liquidated into such Acquired Entity, or for whose Liabilities (including Taxes) such Acquired Entity is or could be held liable, as applicable.

11.22    Waiver of Conflicts; Privilege. Each of Parent, Merger Sub and the Company hereby irrevocably acknowledges and agrees that: (a) the Company’s securityholders and the Securityholders’ Agent and/or their respective Affiliates, and each of them, shall have the right to retain Fenwick & West LLP (“Fenwick”) to represent their interests in any matter or dispute arising under or in connection with this Agreement, any agreement entered into pursuant to this Agreement, or the transactions contemplated hereby or thereby or any matter related to any of the foregoing (a “Transaction Dispute”); and (b) each of Parent, Merger Sub and the Company irrevocably waives, consents to and covenants not to assert any objection based on conflict of interest or otherwise, to any representation of the Company’s securityholders, the Securityholders’ Agent and/or their respective Affiliates by Fenwick in any Transaction Dispute. From and after the Closing, Parent (on behalf of itself and its Affiliates) agrees that if, absent this sentence, any attorney-client privilege or attorney work-product protection would have applied to: (i) any communication between Fenwick, on the one hand, and the Indemnitors (including the Securityholders’ Agent) and their respective Affiliates, on the other hand, regarding the negotiation, execution, and delivery of this Agreement or the transactions contemplated by this Agreement; or (ii) any advice given to the Indemnitors (including the Securityholders’ Agent) and their respective Affiliates by Fenwick prior to the Closing and with respect to the negotiation, execution, and delivery of this Agreement or the transactions contemplated by this Agreement, then: (A) neither Parent nor any of its Affiliates shall use any such communication or advice described in clause “(i)” or “(ii)” of this sentence against the Indemnitors (including the Securityholders’ Agent) or their respective Affiliates in connection with any dispute between the Indemnitors (including the Securityholders’ Agent) and their respective Affiliates, on one hand, and one or more of Parent, its Affiliates and/or the Surviving Corporation, on the other hand, with respect to this Agreement or any of the transactions contemplated by this Agreement; and (B) the Indemnitors (including the Securityholders’ Agent) may use any such communication or advice to defend against a claim by Parent or any of its Affiliates with respect to this Agreement or any of the transactions contemplated by this Agreement.

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The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

AUTODESK INC.
a Delaware corporation

By:	/s/ Andrew Anagnost
Name:	Andrew Anagnost
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

ARAUJO ACQUISITION CORP.,
a Delaware corporation

By:	/s/ Deborah Clifford
Name:	Deborah Clifford
Title:	Secretary

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

PLANGRID, INC.,
a Delaware corporation

By:	/s/ Tracy Young
Name:	Tracy Young
Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company, solely in its capacity as the Securityholders’ Agent

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Executive Director

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of this Agreement (including this Exhibit A):

“280G Vote” has the meaning set forth in Section 5.2(b) of this Agreement.

“401(k) Plan” has the meaning set forth in Section 4.5 of this Agreement.

“ACA” means the Patient Protection and Affordable Care Act of 2010.

“Acquired Entities” means, collectively, the Company and any Subsidiaries of the Company, and their respective predecessors (including any Entity that shall have merged into the Company or any of its Subsidiaries) and “Acquired Entity” means any of the Acquired Entities.

“Acquired Entity Contract” means any Contract: (a) to which any Acquired Entity is a party; (b) by which any Acquired Entity or any of its assets is bound or under which any Acquired Entity has any obligation; or (c) under which any Acquired Entity has any right or interest.

“Acquired Entity Data” means all right, title and interest in and with respect to the data contained in the Acquired Entity IT Systems or any databases of each Acquired Entity (including any and all trade secrets, Personal Data and User Data) and all other information and data compilations used by, or necessary to the business of, each Acquired Entity.

“Acquired Entity Databases” has the meaning set forth in Section 2.10(q)(iii) of this Agreement.

“Acquired Entity Employee Plan” means any plan, program, policy, practice, Contract or arrangement, whether written or unwritten, providing benefits or compensation (including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, insurance, supplemental unemployment, retention, stock purchase, stock option or other equity-related award, severance, employment, consulting, change of control or fringe benefit plan, program, policy, practice or Contract), in any case (a) that is sponsored, maintained or contributed to by any Acquired Entity, (b) to which any Acquired Entity is a party, or (c) with respect to which any Acquired Entity has any liability (including contingent liability).

“Acquired Entity IP” means (a) all Acquired Entity Owned IP; and (b) and all Intellectual Property and Intellectual Property Rights incorporated or embodied in any of the Acquired Entity Products.

“Acquired Entity IP Contract” means any Contract to which any Acquired Entity is a party or by which any Acquired Entity is bound, that contains any assignment or license of, or any covenant not to assert or enforce, or any other right to use or exploit, any Intellectual Property Right or that otherwise relates to any Acquired Entity IP or any Intellectual Property developed by, with or for any Acquired Entity, including each Contract with an Acquired Entity Service Provider (it being understood that licenses to Open Source Code to which any Acquired Entity is or was a party or by which any Acquired Entity is or was bound shall constitute Acquired Entity IP Contracts).

“Acquired Entity IT Systems” means all information technology and computer systems (including Computer Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in or necessary to the conduct of the business of each Acquired Entity.

“Acquired Entity Owned IP” means all Intellectual Property and Intellectual Property Rights in which any Acquired Entity has (or purports to have) an ownership interest of any nature (whether exclusively, jointly with another Person, or otherwise).

“Acquired Entity Owned Software” means any Computer Software owned or purported to be owned by any Acquired Entity that is developed (or is currently being developed and is in existence as of the date of this Agreement), used, marketed, distributed, made available, licensed or sold by or on behalf of each Acquired Entity at any time.

“Acquired Entity Privacy Policy” means each external or internal, past or present privacy policy of each Acquired Entity, including any policy relating to: (a) the privacy of users of any Acquired Entity Website; (b) the collection, storage, disclosure, and transfer of any User Data or Personal Data; (c) any employee information; and (d) the technical, administrative, and physical security of any User Data or Personal Data.

“Acquired Entity Product” means any Computer Software (including mobile phone applications) and all versions thereof, and all other products or services that are currently being developed (and is in existence as of the date of this Agreement), marketed, distributed, licensed, sold, offered, made available (as part of a service bureau, time-sharing, application service or similar arrangement or otherwise) or provided by or on behalf of each Acquired Entity.

“Acquired Entity Returns” has the meaning set forth in Section 2.14(a) of this Agreement.

“Acquired Entity Service Provider” means any current or former employee, independent contractor, consultant, advisor, officer, member of the board of directors or managers (or similar body) or other individual service provider of any Acquired Entity or any Affiliate of any Acquired Entity.

“Acquired Entity Software” means (i) any Acquired Entity Owned Software and (ii) any third-party Computer Software (excluding any Shrink-Wrap Code), used, marketed, distributed, made available, licensed, or sold by or on behalf of each Acquired Entity or used in the development, testing, distribution, delivery, maintenance or support of, any product or service of each Acquired Entity.

“Acquired Entity User Agreement” means each Acquired Entity Contract that constitutes a user agreement, terms of use, terms of service, developer agreement, or EULA that governs (or is intended to govern) each user’s or developer’s access to and use of any Acquired Entity Website, any Acquired Entity Owned Software, or any Acquired Entity Product.

“Acquired Entity Website” means any public or private website owned, maintained, or operated at any time by or on behalf of any Acquired Entity.

“Acquisition Transaction” means: (a) the sale, license or disposition of all or a material portion of the business or assets of the Company or any direct or indirect Subsidiary or division of the Company (including the grant of any license to any Acquired Entity IP or any of its Subsidiaries other than non-exclusive licenses in the ordinary course of business); (b) the issuance, grant or disposition of: (i) any capital stock or other equity security of the Company or any direct or indirect Subsidiary of the Company; (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of the Company or any direct or indirect Subsidiary of the Company; or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any Company Capital Stock or other equity security of the Company or any direct or indirect Subsidiary of the Company; (c) any merger, consolidation, business combination, share exchange, recapitalization, reorganization or similar transaction involving the Company or any direct or indirect Subsidiary of the Company; or (d) any transaction that could reasonably be expected to preclude or have a material adverse effect upon the Merger; provided, however, that neither: (x) the issuance of Company Capital Stock by the Company to its employees upon the valid exercise of Company Options or settlement of Company RSUs outstanding as of the date of this Agreement or permitted to be granted pursuant to Section 4.2; or (y) the conversion of any shares of Company Preferred Stock into Company Common Stock pursuant to the terms thereof, will be deemed to be an “Acquisition Transaction.”

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition and this Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

“Affiliated Group” means an “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that, at any time on or before the Closing Date, includes or has included any Acquired Entity or any direct or indirect predecessor of any Acquired Entity, or any other group of corporations filing Tax Returns on a combined, consolidated, unitary or similar basis that, at any time on or before the Closing Date, includes or has included any Acquired Entity or any direct or indirect predecessor of any Acquired Entity.

“Agent Losses” has the meaning set forth in Section 11.1(e) of this Agreement.

“Aggregate Exercise Price” has the meaning set forth in Section 1.5(b) of this Agreement.

“Agreed Amount” has the meaning set forth in Section 10.5(d) of this Agreement.

“Agreement” means the Agreement and Plan of Merger to which this Exhibit A is attached (and including this Exhibit A and the Disclosure Schedule), as it may be amended from time to time.

“API” has the meaning set forth in Section 2.10(g) of this Agreement.

“Arbitrable Dispute” has the meaning set forth in Section 10.5(f) of this Agreement.

“Award Amount” has the meaning set forth in Section 10.5(f) of this Agreement.

“Basket Amount” has the meaning set forth in Section 10.3(a) of this Agreement.

“Benefit Plan Notice Deadline” has the meaning set forth in Section 4.5 of this Agreement.

“BIS” has the meaning set forth in Section 2.23 of this Agreement.

“Business Day” means any day other than: (a) a Saturday, Sunday or federal holiday; or (b) a day on which commercial banks in San Francisco, California are authorized or required to be closed.

“Certificate of Merger” has the meaning set forth in Section 1.3(a) of this Agreement.

“CGCL” has the meaning set forth in the recitals.

“Charter Documents” has the meaning set forth in Section 2.2 of this Agreement.

“Claim Notice” has the meaning set forth in Section 10.5(a) of this Agreement.

“Claimed Amount” has the meaning set forth in Section 10.5(a) of this Agreement.

“Closing” has the meaning set forth in Section 1.3(a) of this Agreement.

“Closing Cash Amount” has the meaning set forth in Section 1.5(b) of this Agreement.

“Closing Cash Shortfall Amount” has the meaning set forth in Section 1.5(b) of this Agreement.

“Closing Conditions Satisfaction Date” shall mean the date on which the last to be satisfied or waived of the conditions set forth in Sections 7 and 8 of this Agreement (other than those conditions which are to be satisfied at the Closing) is satisfied or waived.

“Closing Date” has the meaning set forth in Section 1.3(a) of this Agreement.

“Closing Indebtedness Amount” has the meaning set forth in Section 1.5(b) of this Agreement.

“Code” means the Internal Revenue Code of 1986, as amended. All references to the Code, U.S. Treasury regulations or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.

“Company” has the meaning set forth in the introductory paragraph of this Agreement.

“Company Book Entry Shares” means non-certificated shares of Company Capital Stock represented by book entry positions.

“Company Capital Stock” means the Company Common Stock and Company Preferred Stock.

“Company Closing Certificate” has the meaning set forth in Section 7.6 of this Agreement.

“Company Common Stock” means the shares of common stock, par value of $0.00001 per share, of the Company.

“Company Cure Period” has the meaning set forth in Section 9.1(d) of this Agreement.

“Company Financial Statements” has the meaning set forth in Section 2.4(a) of this Agreement.

“Company Option” means each option, outstanding under the Company Stock Plan or otherwise, to purchase shares of Company Capital Stock (or exercisable for cash) from the Company.

“Company Preferred Stock” means the shares of the Series A Preferred Stock, Series AA Preferred Stock and the Series B Preferred Stock, each having a par value of $0.00001 per share, of the Company.

“Company RSU” means each restricted stock unit, outstanding under the Company Stock Plan or otherwise, settleable for shares of Company Capital Stock (or settleable for cash) from the Company.

“Company Stock Plan” means the PlanGrid, Inc. 2012 Equity Incentive Plan.

“Company Transaction Expenses” means, without duplication, all fees, costs, expenses, payments or expenditures (collectively, “Expenses”), in each case which are incurred or paid prior to the date of this Agreement or, during the Pre-Closing Period, and whether or not invoiced prior to the Effective Time, incurred by or on behalf of any Acquired Entity, or to or for which any Acquired Entity is or becomes prior to the Effective Time subject or liable, in connection with the Merger or any of the other transactions contemplated by this Agreement, including: (a) Expenses payable to legal counsel or to any financial advisor, broker, accountant or other Person who performed services for or on behalf of, or provided advice to any Acquired Entity, or who is otherwise entitled to any compensation or payment from any Acquired Entity, in connection with or relating to this Agreement, any of the transactions contemplated by this Agreement, or the process resulting in such transactions; (b) Expenses that arise, or are triggered or become due or payable, in each case as a result of the consummation (and not as a result of subsequent termination of employment) of the transactions contemplated by this Agreement, including any fees and expenses related to the D&O Tail Policy and any bonus, profit sharing or change of control payment or benefit (or similar payment obligation), made or provided, or required to be made or provided, by any Acquired Entity as a result of or in connection with the Merger or any of the other transactions contemplated by this Agreement (excluding, for the avoidance of doubt: (i) any severance benefits due or payable in respect of any Acquired Entity employee who is not offered continued employment with Parent or a Subsidiary of Parent as of the Effective Time or who is terminated (constructively or otherwise) prior to the Effective Time at the request of Parent because Parent does not want such individual to remain an employee on or following the Effective Time; (ii) any severance benefits due or payable in respect of any Continuing Service Provider who: (x) is entitled to severance benefits in connection with an involuntary termination of employment following the Closing pursuant to a Contract in effect as of the date hereof and any Severance Payments under the Executive Retention Agreements; and (y) is terminated by Parent or a Subsidiary of Parent on or following the Effective Time; (iii) any payment of the Merger Consideration, including pursuant to Section 1.6 hereof; (iv) any payment of the Pre-Closing Bonuses; and (v) any payment under the Retention Pool); (c) any social security, Medicare, unemployment or other employment, withholding or payroll Tax or similar amounts owed by or imposed on any Acquired Entity, or for which any Acquired Entity may otherwise be liable, solely as a result of, or solely with respect or solely attributable to, the consummation of the Merger (excluding such Tax amounts arising in respect of the foregoing clauses “(b)(i)”, “(b)(ii)”, and/or “(b)(iv)”, but for the avoidance of doubt, including such Tax amounts arising in respect of the foregoing clause “(b)(iii)”); (d) Expenses incurred by or on behalf of any stockholder or any Acquired Entity Service Provider in connection with the transactions contemplated by this Agreement that any Acquired Entity is or will be obligated to pay or reimburse after the Closing; (e) any forgiveness by any Acquired Entity of any Indebtedness; or (f) any Expenses incurred to obtain consents, waivers or approvals under any Acquired Entity Contract as a result of or in connection with the transactions contemplated by this Agreement; provided, however, that Company Transaction Expenses shall not include any amount included in the Closing Indebtedness Amount; provided, however, that: (1) Company Transaction Expenses shall not include any amount included in the Closing Indebtedness Amount; and (2) if the Closing occurs on or before December 27, 2018 and each of the Payroll Conditions has been satisfied prior to the Closing, the Tax amounts arising under the foregoing clause “(c)” for the payments contemplated by clause “(i)” of Section 1.6(e) shall be calculated (solely for purposes of calculating Company Transaction Expenses and not for purposes of calculating actual Tax amounts arising in connection with such payments) as if such payments were made on December 31, 2018, regardless of when such payments are made.

“Computer Software” means computer software, systems, databases and code (including HTML code and firmware and other software embedded in hardware devices), whether in Source Code or object code or machine readable form and all documentation, information, and know-how relating to any of the foregoing.

“Confidentiality Agreement” has the meaning set forth in Section 11.17 of this Agreement.

“Consent” means any approval, consent, ratification, permission, waiver, order or authorization (including any Governmental Authorization).

“Contaminant” includes any material, substance, chemical, gas, liquid, waste, effluent, pollutant or contaminant which, whether on its own or admixed with another, is identified or defined in or regulated by or pursuant to any Environmental Laws or which upon release into the Environment presents a danger to the Environment or to the health or safety or welfare of any Person.

“Contested Amount” has the meaning set forth in Section 10.5(b) of this Agreement.

“Continuing Claim” has the meaning set forth in Section 10.5(h) of this Agreement.

“Continuing Service Provider” means each Acquired Entity Service Provider that executes an offer letter for employment or engagement with Parent or a Subsidiary of Parent as of the Effective Time (including a Signing Date Offer Letter) or otherwise remains employed by an Acquired Entity as of the Effective Time.

“Contract” means any binding written, oral or other agreement (including “click-through” agreement), contract, license, sublicense, subcontract, settlement agreement, lease, understanding, arrangement, instrument, note, purchase order, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“D&O Tail Policy” has the meaning set forth in Section 4.10 of this Agreement.

“Damages” includes any loss, damage, injury, decline in value, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including costs of investigation) or expense of any nature; provided, however, that Damages shall not include punitive, exemplary or similar damages unless awarded to a third party.

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Disclosure Schedule” means the schedule (dated as of the date of this Agreement) delivered to Parent on behalf of the Company and prepared in accordance with Section 11.20 of this Agreement.

“Dispute Period” has the meaning set forth in Section 10.5(b) of this Agreement.

“Disregarded Shares” has the meaning set forth in Section 1.5(a) of this Agreement.

“Dissenting Shares” has the meaning set forth in Section 1.7(a) of this Agreement.

“Domain Name” shall mean any or all of the following and all worldwide rights in, arising out of, or associated therewith; Internet domain names, web addresses, uniform resource locators and other names and locators associated with the Internet, and all goodwill associated with any of the foregoing.

“Effective Time” has the meaning set forth in Section 1.3(a) of this Agreement.

“Effective Time Holders” means the Non-Dissenting Stockholders and the holders of Outstanding In-the-Money Vested Options and Vested RSUs.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, intangible property right, claim, infringement, option, right of first refusal, preemptive right, license, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset).

“End Date” has the meaning set forth in Section 9.1(b) of this Agreement.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environment” includes: (a) any and all buildings, structures, fixtures, fittings, appurtenances, pipes, conduits, valves, tanks, vessels and containers whether above or below ground level; and (b) ambient air, land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora and fauna.

“Environmental Law” means: (a) the common law; and (b) all Legal Requirements, by-laws, Orders, instruments, directives, decisions, injunctions and judgments of any Governmental Body and all approved codes of practice (whether voluntary or compulsory) relating to the protection of the Environment or of human health or safety or welfare or to the manufacture, formulation, processing, treatment, storage, containment, labeling, handling, transportation, distribution, recycling, reuse, release, disposal, removal, remediation, abatement or clean-up of any Contaminant (and any amendment thereto and any and all regulations, orders and notices made or served thereunder or pursuant thereto), including, (i) the Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq., as amended; (ii) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended; (iii) the Clean Water Act, 33 U.S.C. § 1251 et seq., as amended; (iv) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended; (v) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended; (vi) the Emergency Planning and Community Right To Know Act, 42 U.S.C. § 11001 et seq., as amended; (vii) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as amended; and (viii) any analogous applicable Legal Requirements implemented in any country in which any Acquired Entity conducts business.

“Environmental Licenses” means any Consent or Governmental Authorization required by or pursuant to any applicable Environmental Laws.

“Environmental Release” means the spilling, leaking, pumping, pouring, emitting, releasing, emptying, discharging, injecting, escaping, leaching, dumping, leaving, discarding or disposing of any Contaminant into or upon the Environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) or any other Entity that would be considered a single employer with any Acquired Entity within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Escrow Agent” means U.S. Bank National Association.

“Escrow Agreement” means the escrow agreement to be entered into among Parent, the Securityholders’ Agent and the Escrow Agent on the Closing Date, substantially in the form attached hereto as Exhibit F to this Agreement.

“Escrow Amount” has the meaning set forth in Section 1.5(b) of this Agreement.

“Escrow Fund” means the aggregate amount of cash held in the Escrow Account from time to time, together with any interest and other income earned on such cash.

“EULA” has the meaning set forth in Section 2.10(g) of this Agreement.

“Exchange Ratio” has the meaning set forth in Section 1.5(b) of this Agreement.

“Expense Fund” means the aggregate amount of cash held by the Securityholders’ Agent from the Expense Fund Amount from time to time.

“Expiration Date” has the meaning set forth in Section 10.1(a) of this Agreement.

“Financing” has the meaning set forth in Section 5.5 of this Agreement.

“Financing Information” means: (a)(i) audited consolidated financial statements of the Company consisting of balance sheets as of the last date of the fiscal year of the Company ended at least 90 days prior to the Closing Date and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity (deficit) and cash flows for the fiscal year of the Company ended at least 90 days prior to the Closing Date and an unqualified audit report relating thereto; and (ii) unaudited condensed consolidated financial statements of the Company consisting of balance sheets and the related condensed consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity (deficit) and cash flows as of the last day of and for the most recently completed fiscal quarter ended at least 45 days before the Closing Date, or, in the case of the statement of cash flows, for the period subsequent to the end of the most recently completed fiscal year ended at least 90 days before the Closing Date to the last day of the most recently completed fiscal quarter ended at least 45 days before the Closing Date as well as the corresponding period of the prior fiscal year, in each case described in this clause “(ii)” other than with respect to any quarter-end that is also a fiscal year-end.

“Financing Source” means any Person (other than Parent or any of its Subsidiaries) that has committed to provide or otherwise entered into any commitment letter, engagement letter, credit agreement, underwriting agreement, purchase agreement, indenture or other agreement with Parent or any of its Subsidiaries in connection with, or that is otherwise acting as an arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative agent, trustee or a similar representative in respect of, all or any part of the Financing.

“Financing Source Related Parties” means, with respect to any Financing Source, the officers, directors, employees, representatives, Affiliates and controlling persons of such Financing Source, and their respective successors and assigns.

“FIRPTA Notification” has the meaning set forth in Section 1.3(b) of this Agreement.

“FIRPTA Statement” has the meaning set forth in Section 1.3(b) of this Agreement.

“First Anniversary” has the meaning set forth in Section 10.5(g) of this Agreement.

“Fraud” means any misrepresentation of a fact with actual knowledge of its falsity with the intent to deceive a recipient and where the recipient relies on the misrepresentation and suffers damage.

“Fundamental Representations” has the meaning set forth on Schedule A.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authorization” means any permit, license, approval, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” means any: (a) multinational or supranational body exercising legislative, judicial or regulatory powers, (b) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) federal, state, local, municipal, foreign or other government; or (d) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

“Grant Date” has the meaning set forth in Section 2.3(b) of this Agreement.

“Holdback Agreements” has the meaning set forth in the recitals to this Agreement.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication: (a) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Acquired Entities, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise; (b) all outstanding reimbursement obligations of the Acquired Entities with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Acquired Entities; (c) all obligations secured by any Encumbrance existing on property owned by the Acquired Entities, whether or not indebtedness secured thereby will have been assumed; (d) all guaranties, endorsements, assumptions and other contingent obligations of the Acquired Entities in respect of, or to purchase or to otherwise acquire, Indebtedness of others; and (e) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the transactions contemplated by this Agreement.

“Information Privacy and Security Laws” has the meaning set forth in Section 2.10(q)(i) of this Agreement.

“Information Statement” means an information statement prepared by the Company and relating to the vote by the stockholders of the Company on the adoption of this Agreement and the approval of the other transactions contemplated by this Agreement.

“Initial Retained Escrow Amount” has the meaning set forth in Section 10.5(g) of this Agreement.

“Insider Payables” has the meaning set forth in Section 2.4(e) of this Agreement.

“Insider Receivables” has the meaning set forth in Section 2.4(e) of this Agreement.

“Intellectual Property” means sales methodologies and processes, training protocols and similar methods and processes, algorithms, APIs, apparatus, business and marketing plans, circuit designs and assemblies, gate arrays, net lists, test vectors, design rules, models, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information (including customer lists), protocols, schematics, specifications, Computer Software, subroutines, techniques, user interfaces, Domain Names, websites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

“Intellectual Property Rights” means all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world, in each case whether registered or unregistered: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, mask works and Moral Rights; (b) trademark and trade name rights and similar rights and the goodwill associated with any of the foregoing; (c) Trade Secret rights and similar rights; (d) Patents, inventions (whether or not patentable or reduced to practice) and, industrial property rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.

“JAMS Rules” has the meaning set forth in Section 10.5(f) of this Agreement.

“Joinder and Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Key Business Partner” has the meaning set forth in Section 2.22 of this Agreement.

“Key Employees” has the meaning set forth in Section 1.3(b)(vii) of this Agreement.

An individual shall be deemed to have “Knowledge” of a particular fact or other matter if: (a) such individual is actually aware of such fact or other matter; or (b) such individual would reasonably be expected to obtain actual knowledge of such fact or other matter in the performance of such individual’s duties to the Company in the ordinary course of business. The Company shall be deemed to have “Knowledge” of a particular fact or other matter if any officer of any Acquired Entity or any Person identified on Schedule A has Knowledge of such fact or other matter.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing or examination commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator, arbitration panel, or any other private dispute resolution procedure.

“Legal Requirement” means any federal, state, local, municipal, foreign, supranational or other law, statute, constitution, treaty, principle of common law, directive, resolution, ordinance, code, edict, writ, decree, rule, regulation, judgment, ruling, injunction or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body, and any rule or regulation issued, adopted, promulgated, implemented or otherwise put into effect under the authority of any Governmental Body.

“Letter of Transmittal” has the meaning set forth in Section 1.8(b) of this Agreement.

“Liability” means any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

“made available to Parent” means contained and accessible for a continuous period of at least 72 hours immediately prior to the date of this Agreement in the Venue virtual dataroom hosted on behalf of the Company in connection with the Merger to which Parent and its designated Representatives had unrestricted access and notification rights during such period.

“Marketing Materials” means customary offering and syndication documents and materials, including registration statements, prospectuses and prospectus supplements, private placement or offering memoranda, bank information memoranda, bank syndication material and packages, lender and investor presentations, rating agency materials and presentations, and similar documents and materials, in connection with the marketing efforts of Parent, Merger Sub and the Financing Sources related to the Financing.

“Material Adverse Effect” means any change, event, effect, claim, circumstance or matter (each, an “Effect”) that (considered together with all other Effects) is, or would reasonably be expected to be or to become, materially adverse to: (a) the business, condition or results of operations of the Acquired Entities, taken as a whole; except to the extent that any such Effect results from: (i) changes in general economic conditions (except to the extent that such changes have a disproportionate impact on the Company as compared to other companies in the industry in which the Company operates); (ii) changes affecting the industry generally in which the Company operates (except to the extent that such changes have a disproportionate impact on the Company as compared to other companies in the industry in which the Company operates); (iii) changes in Legal Requirements or US GAAP (except to the extent that such changes have a disproportionate impact on the Company as compared to other companies in the industry in which the Company operates); (iv) acts of war or terrorism or natural disasters (except to the extent that such changes have a disproportionate impact on the Company as compared to other companies in the industry in which the Company operates); (v) any failure by the Company to meet any of its financial projections, forecasts or estimates, in and of itself (it being understood that any underlying cause(s) of any such failure may be deemed to constitute, in and of itself, a Material Adverse Effect and may be taken into consideration when determining whether a Material Adverse Effect has occurred, is reasonably likely to occur, would reasonably be expected to occur, or would occur); or (vi) the announcement or pendency of the Merger; (b) Parent’s right to own, or to receive dividends or other distributions with respect to, the stock of the Surviving Corporation; or (c) the ability of the Company to perform any of its material covenants or obligations under this Agreement or under any other Contract or instrument executed, delivered or entered into in connection with any of the transactions contemplated by this Agreement.

“Material Contracts” has the meaning set forth in Section 2.11(a) of this Agreement.

“Material Listing Representations” means the representations and warranties made by the Company set forth in Section 2.6(a), Section 2.10(c), Section 2.11(a)(xxiii), Section 2.11(a)(xxvi), the first sentence of Section 2.13(a) and the first sentence of Section 2.17.

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Consideration” means: (a) the consideration that a Non-Dissenting Stockholder is entitled to receive in exchange for such Non-Dissenting Stockholder’s shares of Outstanding Capital Stock pursuant to Section 1.5 of this Agreement; (b) the consideration that a holder of an Outstanding In-the-Money Vested Option is entitled to receive in exchange for such Outstanding In-the-Money Vested Option pursuant to Section 1.6(a) of this Agreement; (c) the consideration that a Key Employee or Continuing Service Provider who holds an Outstanding In-the-Money Unvested Option is entitled to receive in exchange for such Outstanding In-the-Money Unvested Option pursuant to Section 1.6(b) of this Agreement; (d) the consideration that a holder of a Vested RSU is entitled to receive in exchange for such Vested RSU pursuant to Section 1.6(c) of this Agreement; and (e) the consideration that a Key Employee or Continuing Service Provider who holds an Outstanding Unvested RSU is entitled to receive in exchange for such Outstanding Unvested RSU pursuant to Section 1.6(d) of this Agreement.

“Merger Consideration Certificate” has the meaning set forth in Section 1.3(b)(x) of this Agreement.

“Merger Sub” has the meaning set forth in the introductory paragraph of this Agreement.

“Moral Rights” means any right to claim authorship to or to object to any distortion, mutilation, or other modification or other derogatory action in relation to a work, whether or not such would be prejudicial to the author’s reputation, and any similar right, such as recognition of authorship or access to work, existing under common or statutory law of any country in the world or under any treaty, regardless of whether or not such right is denominated or generally referred to as a “moral right.”

“Non-Dissenting Stockholder” means each stockholder of the Company that does not perfect such stockholder’s appraisal rights under the DGCL or the CGCL.

“Non-Employee Awards” has the meaning set forth in Section 1.6(c) of this Agreement.

“Noncompetition and Nonsolicitation Agreement” has the meaning set forth in the recitals to this Agreement.

“OFAC” has the meaning set forth in Section 2.23 of this Agreement.

“Open Source Code” means any Computer Software that is distributed under “open source” or “free software” terms or is otherwise distributed publicly in source code form under terms that permit modification and redistribution of such Computer Software, including any Computer Software distributed under the GPL, LGPL, Mozilla License, Apache License, Common Public License, BSD license or similar terms and including any Computer Software distributed with any license term or condition that: (a) requires or could require, or conditions or could condition, the use or distribution of such Computer Software on the disclosure, licensing, or distribution of any Source Code for any portion of such Computer Software or any derivative work of such Computer Software; or (b) otherwise imposes or could impose any limitation, restriction, or condition on the right or ability of the licensee of such software to use or distribute such Computer Software or any derivative work of such Computer Software.

“Option Surrender Agreement” has the meaning set forth in Section 4.17 of this Agreement.

“Order” means any order, writ, injunction, judgment, decree, ruling or award of any arbitrator or any court or other Governmental Body.

“Outstanding Capital Stock” has the meaning set forth in Section 1.5(a)(ii) of this Agreement.

“Outstanding In-the-Money Unvested Option” has the meaning set forth in Section 1.6(b)(i) of this Agreement.

“Outstanding In-the-Money Vested Option” has the meaning set forth in Section 1.6(a) of this Agreement.

“Outstanding Unvested RSU” has the meaning set forth in Section 1.6(d) of this Agreement.

“Parent” has the meaning set forth in the introductory paragraph of this Agreement.

“Parent Common Stock” means the shares of common stock, par value of $0.01 per share, of Parent.

“Parent Cure Period” has the meaning set forth in Section 9.1(e) of this Agreement.

“Parent Indemnitees” means the following Persons: (a) Parent; (b) Parent’s current and future Affiliates (including Merger Sub and, following the Merger, the Surviving Corporation); (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above; provided, however, that none of the Effective Time Holders and holders of Outstanding In-the-Money Unvested Options and/or Outstanding Unvested RSUs shall be deemed to be “Parent Indemnitees.”

“Patents” means patents (including utility, utility model, plant and design patents, and certificates of invention), patent applications (including additions, provisional, national, regional and international applications, as well as original, continuation, continuation-in-part, divisionals, continued prosecution applications, reissues, and re-examination applications), registrations, applications for registrations and any term extension or other governmental action which provides rights beyond the original expiration date of any of the foregoing.

“Payment Agent” has the meaning set forth in Section 1.8(a) of this Agreement.

“Payment Conditions” has the meaning set forth in Section 10.5(j)(i) of this Agreement.

“Payment Fund” has the meaning set forth in Section 1.8(a) of this Agreement.

“PCI DSS” has the meaning set forth in Section 2.10(s) of this Agreement.

“Per Share Amount” has the meaning set forth in Section 1.5(b) of this Agreement.

“Per Share Escrow Amount” has the meaning set forth in Section 1.5(b) of this Agreement.

“Permitted Encumbrance” means: (a) Encumbrances for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Unaudited Interim Balance Sheet; (b) Encumbrances in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising in the ordinary course of business with respect to amounts not yet overdue or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves (as determined in accordance with GAAP) have been established on the Company Unaudited Interim Balance Sheet; (c) with respect to any real property leased by any Acquired Entity Encumbrances of record or imposed or promulgated by operation of applicable Legal Requirements with respect to real property and improvements, including, zoning regulations, permits, licenses, utility easements, rights of way and similar Encumbrances imposed or promulgated by any Governmental Body which in each case are not violated by the current use or occupancy of the real property or the operation of the business of any Acquired Entity as presently conducted; (d) with respect to Intellectual Property or Intellectual Property Rights, nonexclusive licenses granted in the ordinary course of business; and (e) Encumbrances that do not materially detract from the value or materially interfere with any present or intended use or other exploitation of such property or assets.

“Person” means any individual, Entity or Governmental Body.

“Personal Data” means a natural person’s name, street address or specific geolocation information, date of birth, telephone number, email address, online contact information, photograph, social security number, driver’s license number, passport number, tax identification number, any government-issued identification number, financial account number, credit card number, any information that would permit access to a financial account, a user name and password that would permit access to an online account, any persistent identifier that can be used to recognize a user over time and across different websites, health information, biometric data, passport number, or customer or account number, user id, or any other piece of information which on its own or in combination with any other piece of information allows the identification of a natural person, or as otherwise defined as personal data or protected personal information under any applicable law or regulation.

“Pre-Closing Period” has the meaning set forth in Section 4.1 of this Agreement.

“Pro Rata Share” has the meaning set forth in Section 1.5(b) of this Agreement.

“Properties” means the leasehold properties held or occupied by the Company.

“Purchase Price” has the meaning set forth in Section 1.5(b) of this Agreement.

“Registered IP” means all Intellectual Property Rights that are registered, filed, issued or granted under the authority of, with or by, any Governmental Body (or other registrar in the case of Domain Names), including all Patents, registered copyrights, registered trademarks, and all applications for any of the foregoing.

“Related Party” means: (a) each stockholder who holds more than 1% of an Acquired Entity; (b) each individual who is an officer or member of the board of directors or managers (or similar body) of any of the Acquired Entities; (c) each member of the immediate family of each of the individuals referred to in clauses “(a),” and “(b)” above; and (d) any trust or other Entity (other than the Company) in which any one of the Persons referred to in clauses “(a),” “(b)” or “(c)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest; provided that none of the stockholders of the Company shall be considered Affiliates of any portfolio company in which such stockholder or any of their investment fund Affiliates have made a debt or equity investment (and vice versa).

“Release” means the release agreement, in the form attached to this Agreement as Exhibit E.

“Representatives” means officers, employees, agents, attorneys, accountants, advisors, representatives and any member of the board of directors or managers (or similar body) of a Person.

“Required Merger Stockholder Votes” has the meaning set forth in Section 2.24 of this Agreement.

“Response Notice” has the meaning set forth in Section 10.5(b) of this Agreement.

“Retained Escrow Amount” has the meaning set forth in Section 10.5(g) of this Agreement.

“Section 280G” has the meaning set forth in Section 5.2(b) of this Agreement.

“Securityholders’ Agent” has the meaning set forth in Section 11.1(a) of this Agreement.

“Shrink-Wrap Code” means generally commercially available Computer Software (other than development tools and development environments and Open Source Code) where available for an average cost of not more than $15,000 on an annual basis (or $30,000 over the lifetime of the Contract) that is used by any of the Acquired Entities but that is not (i) distributed by any Acquired Entity, (ii) incorporated into, or used in the development, testing, distribution, delivery, maintenance or support of, any Acquired Entity Product, and (iii) is not otherwise material to business of any Acquired Entity.

“Signing Date Offer Letters” has the meaning set forth in the recitals to this Agreement.

“Source Code” means Computer Software, in form other than object code or machine readable form, including related programmer comments and annotations, help text, data and data mining structure, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“Specified Employee” has the meaning set forth on Schedule A.

“Stipulated Amount” has the meaning set forth in Section 10.5(e) of this Agreement.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

“Subsequent Retained Escrow Amount” has the meaning set forth in Section 10.5(h) of this Agreement.

“Substitute Options” has the meaning set forth in Section 1.6(b) of this Agreement.

“Substitute RSUs” has the meaning set forth in Section 1.6(d) of this Agreement.

“Surviving Corporation” has the meaning set forth in Section 1.1 of this Agreement.

“Tax” (and, with correlative meaning, “Taxes”) includes (i) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, employee contribution, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax, taxes under Code Section 59A, escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Body and (ii) any liability for the payment of amounts determined by reference to amounts described in clause “(i)” as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on a combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax allocation, Tax indemnity or Tax sharing agreement), as a result of being a transferee or successor, or otherwise.

“Tax Return” means any return (including any information return, claim for refund, tax credit, incentive or benefit, or amended return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax (including any attached schedule).

“Trade Secrets” means trade secrets, confidential information, proprietary information and data, including all source code, documentation, know how, processes, technology, formulae, customer lists, business and marketing plans, inventions (whether or not patentable) and marketing information, in each case, that are confidential or proprietary in nature.

“Transfer Taxes” has the meaning set forth in Section 6.1(b) of this Agreement.

“Unaudited Interim Balance Sheet” has the meaning set forth in Section 2.4(a) of this Agreement.

“Underwater Vested Option” has the meaning set forth in Section 1.6(a) of this Agreement.

“User Data” means any Personal Data or other data or information collected by or on behalf of any Acquired Entity or its clients from users of any Acquired Entity Website or any Acquired Entity Software.

“Vested Option” has the meaning set forth in Section 1.6(a) of this Agreement.

“Vested RSU” has the meaning set forth in Section 1.6(c) of this Agreement.

“Waived Section 280G Payments” has the meaning set forth in Section 5.2(b) of this Agreement.

“WARN Act” has the meaning set forth in Section 2.15(k) of this Agreement.

EXHIBIT B

FORM OF JOINDER AND SUPPORT AGREEMENT

B-1

EXHIBIT C

FORM OF NONCOMPETITION AND NONSOLICITATION AGREEMENT

C-1

EXHIBIT D

FORM OF HOLDBACK AGREEMENT

D-1

EXHIBIT E

FORM OF RELEASE

E-1

EXHIBIT F

FORM OF ESCROW AGREEMENT

F-1

EXHIBIT G

FORM OF LETTER OF TRANSMITTAL

G-1